Filed Pursuant to Rule 424(b)(4)
Registration No. 333-125940

PROSPECTUS

6,395,151 Shares

National Financial Partners Corp.

Common Stock

The selling stockholders identified in this prospectus are offering up to 6,395,151 shares of common stock of National Financial Partners Corp. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Our shares are listed on the New York Stock Exchange (“NYSE”) under the trading symbol “NFP.” The last reported sale price of our common stock on the NYSE on August 17, 2005, was $41.10 per share.

See “ Risk Factors” on page 9 to read about factors you should consider before buying shares of the common stock.

	Per Share	Total
Public offering price	$41.00	$262,201,191
Underwriting discount	$1.77	$11,319,417
Proceeds, before expenses, to the selling stockholders	$39.23	$250,881,774

The underwriters may also purchase up to an additional 958,582 shares from the selling stockholders at the initial price to the public, less the underwriting discount.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about August 23, 2005.

Merrill Lynch & Co.		Goldman, Sachs & Co.

JPMorgan	UBS Investment Bank	Keefe, Bruyette & Woods

CIBC World Markets

Cochran, Caronia & Co.

Fox-Pitt, Kelton

Sandler O’Neill & Partners, L.P.

Wachovia Securities

The date of this prospectus is August 17, 2005.

NFP's Distribution Network

NFP owned firm
NFP affiliated firm

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to provide you with information that is different from that contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common stock. While we have highlighted what we believe are the key aspects of our business and this offering, you should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page 9.

About National Financial Partners Corp.

We are a leading independent distributor of financial services products primarily to high net worth individuals and growing entrepreneurial companies. Founded in 1998, and commencing operations on January 1, 1999, we have grown internally and through acquisitions and, as of August 1, 2005, operate a national distribution network with over 2,000 producers in 41 states and Puerto Rico consisting of over 160 firms and over 210 affiliated third-party distributors. We target the high net worth and growing entrepreneurial corporate markets because of their growth potential and the desire of customers within these markets for more personalized service. We define the high net worth market as households with investible assets of at least $1 million, and we seek to target the segment of that market having net worth, excluding primary residence, of at least $5 million. We define the growing entrepreneurial corporate market as businesses with less than 1,000 employees. We believe our management approach affords our firms the entrepreneurial freedom to serve their clients most effectively while having access to the resources of a national distribution organization. At the same time, we maintain internal controls that allow us to oversee our nationwide operations. Our senior management team is composed of experienced financial services leaders who have direct experience building and operating sizeable distribution-related companies.

We operate as a bridge between large financial services products manufacturers and our network of independent financial services distributors. We believe we enhance the competitive position of independent financial services distributors by offering access to a wide variety of products and a high level of marketing and technical support. We also provide financial and intellectual capital to further enhance the business expansion of our firms. For the large financial services products manufacturers, we represent an efficient way to access a large number of independent distributors and their customers. We believe we are one of the largest distributors within the independent distribution channel for many of the leading financial services products manufacturers serving our target markets. We currently have relationships with many industry leading manufacturers, including AIG American General, AIM, Allianz, Allstate, American Funds, American Skandia, Assurant, Boston Mutual, Century Healthcare, Columbia Funds, Fidelity Investments, Genworth Financial, The Hartford, ING, Jackson National Life, John Hancock USA, Jefferson Pilot, Lincoln Financial Group, Lloyd’s of London, MetLife Investors, MGIS, Nationwide Financial, Oppenheimer Funds, Pacific Life, Phoenix Life, Principal Life, Protective, Securian, Standard Insurance Company, Transamerica Retirement Services, Travelers Life and Annuity, UnitedHealthcare, UnumProvident, USAllianz, West Coast Life and WM Group of Funds. These relationships provide a higher level of dedicated marketing and underwriting support and other benefits to many of our firms than is generally available on their own.

Our firms, including NFP Securities, Inc., or NFPSI, our principal broker-dealer subsidiary, serve our client base, both directly and indirectly, by providing products and services in one or more of the following primary areas:

•	Life insurance and wealth transfer;

•	Corporate and executive benefits; and

•	Financial planning and investment advisory services.

Our business has grown rapidly since we began operations on January 1, 1999. Our total revenue has grown from $100.1 million for the year ended December 31, 1999 to $722.2 million for the twelve months ended June 30, 2005. Our revenue grew 99%, 35%, 30%, 33% and 38% in the years ended December 31, 2000, 2001, 2002, 2003 and 2004, respectively, and 29% for the six months ended June 30, 2005 as compared with the six months ended June 30, 2004. Our net income or loss has grown from a net loss of $(10.5) million for the year ended December 31, 1999 to net income of $41.3 million for the twelve months ended June 30, 2005. Our historical growth has been driven primarily by internal growth and continued acquisitions of leading independent firms. The firms that we have acquired have averaged post-acquisition internal revenue growth of 24% in 2000, 15% in 2001, 5% in 2002, 14% in 2003, 16% in 2004 and 9% in the six months ended June 30, 2005.

Fundamental to our growth is our acquisition model which is designed to be most attractive to entrepreneurs who believe they have significant potential for future growth and can benefit by being part of a large national distribution system. Under our acquisition model, we enter into a management agreement with the former owners and/or key managers of our acquired firms, whom we refer to as principals, and/or certain entities they own. The management agreement allows the principals and/or certain entities they own to continue to operate in an entrepreneurial environment under our oversight and control while aligning their economic interests with ours. NFP’s acquisition model not only provides us significant protection against earnings shortfalls at our acquired firms but also rewards profitable growth.

Through our acquisition model, we:

•	employ a selective approach and perform extensive due diligence on the firms we acquire;

•	acquire 100% of the equity of a firm;

•	base the purchase price of a firm on a multiple of generally no more than 50% of its estimated annual cash flow before owners’ compensation, which we refer to as capitalized cash flow;

•	base the capitalized cash flow typically on what we believe to be all or a portion of the firm’s annual recurring revenue;

•	receive a cumulative preferred position in the cash flow of the acquired firm, before any payments to the principals;

•	participate in the growth of the firm’s cash flow;

•	reward future growth; and

•	require our principals to take typically at least 30% of the total acquisition price in our common stock (through June 30, 2005, principals have taken on average approximately 42% of the total acquisition price in our common stock).

As of August 1, 2005, including vested options, we were owned 16.4% by two affiliates of Apollo Management, L.P., a leading private equity firm, which provided an initial $125 million equity investment, 29.3% by principals who sold their businesses to us (including their transferees) and 5.0% by management, directors and employees and their respective transferees. After completion of this offering, including vested options, we will be owned 10.3% by two affiliates of Apollo Management, L.P., 21.5% by principals (including their transferees) and 4.6% by management, directors and employees. Shares traded in public markets and shares and vested options owned by former principals, former employees, a former director, former members of our management and other unrelated parties and each of their respective transferees, account for 49.3% of our ownership prior to this offering.

Industry Background

We believe that we are well positioned to capitalize on a number of trends in the financial services industry, including:

•	Long-term growth in the high net worth market. According to Spectrem Group, a financial services industry research and consulting firm, the number of households with net worth, excluding primary residence, in excess of $5 million (the segment of the high net worth market we generally target) grew at an estimated compounded annual rate of 14.6% during the period from 1996 to 2004.

•	Need for wealth transfer products. We expect the need for wealth transfer products and services to increase dramatically in the future. In 1999, the Social Welfare Research Institute at Boston College estimated that (based on certain assumptions about future economic growth, rates of household savings and asset value) at least $12 trillion of intergenerational asset transfers would occur over the next twenty years. Transfers of this magnitude will affect individuals, businesses and institutions alike.

•	Growth of employer-sponsored benefit plans. According to the Employee Benefit Research Institute, total spending on employee benefits, excluding retirement benefits, grew from an estimated $428 billion in 1999 to an estimated $616 billion in 2003, accounting for approximately 9.8% of employers’ total spending on compensation in 2003. Of the $616 billion, approximately 81% was related to health benefits, with the balance spent on other benefits. To augment employer-sponsored plans, many businesses have started to make available to their employees supplemental benefits products, such as individual life, long-term care and disability insurance. We believe that these factors will continue to provide us with significant growth opportunities especially among the small and medium-size corporations we target for the sale of corporate benefits products and services. According to the U.S. Census Bureau, in 2001, there were approximately 2.2 million businesses employing between 5 and 999 employees.

•	Demand for unbiased solutions. We believe that customers are increasingly demanding unbiased advice from the financial services industry and that the independent distribution channel is best positioned to offer this service. Distributors in this channel use an “open architecture” approach. This approach allows them to provide access to a wide range of products from a variety of manufacturers of their choice to their clients. This is often necessary to create tailored financial solutions for high net worth individuals and growing entrepreneurial companies.

•	Size of the independent distribution channel. According to Cerulli Associates, assets under management in the independent distribution channel was $1.5 trillion as of December 31, 2003. We believe this market has been driven by the increasing demand for customer choice, which is well served by the unbiased, open architecture approach used by the independent distribution channel. This distribution channel is also well suited to the development of personal relationships that facilitate the long-term nature of the sales process to high net worth individuals and growing entrepreneurial companies.

•	Continued consolidation within the financial services industry. Within the financial services industry, both manufacturers and distributors have undergone tremendous consolidation as financial services companies have sought to broaden their business platforms and gain economies of scale. According to Thomson Financial, since January 1, 1997, over 6,100 financial services mergers and other consolidation transactions have been completed in the United States and we believe that this trend will continue. This ongoing consolidation makes it more difficult for entrepreneurs in the independent distribution channel to compete and succeed. As consolidation increases, we believe the products and services requirements and economies of scale required to compete effectively for our target customers will increase. Additionally, we believe it will become more difficult for entrepreneurs to gain access to the most competitive products and terms from financial services products manufacturers as the manufacturers grow in size. We believe we provide a unique opportunity for entrepreneurs in the independent distribution channel to compete and succeed in a consolidating industry.

Key Elements of Our Growth Strategy

Our goal is to achieve superior long-term returns for our stockholders, while establishing ourselves as one of the premier independent distributors of financial services products and services on a national basis to our target markets. To help accomplish this goal, we intend to focus on the following key areas:

•	Capitalize on the growth of our attractive target markets. Our producers target customers in the high net worth and growing entrepreneurial corporate markets which have grown and whose demand for financial services we believe will continue to grow. We have built our distribution system by attracting specialists targeting these markets, and we expect to continue to enhance our network by adding additional producers.

•	Foster and enhance growth within our firms. Our firms have achieved an internal revenue growth rate of 24% in 2000, 15% in 2001, 5% in 2002, 14% in 2003, 16% in 2004 and 9% in the six months ended June 30, 2005. We focus on acquiring high quality firms and employ a management structure that maintains the entrepreneurial spirit of our firms. Additionally, we have structured our acquisitions to establish strong incentives for the principals whose firms we acquire to continue to grow the businesses and make them increasingly profitable. We enhance the core growth potential of the firms by providing them access to the benefits of being part of a national organization, which are predominantly designed to enhance the nature and quality of the products and services our firms provide their clients. These benefits include access to dedicated insurance underwriting and other support services, financial and intellectual capital, technology solutions, cross-selling facilitation, regulatory compliance support, assistance in growing their firms through acquisitions and succession planning.

•	Continue to acquire high quality independent firms. We believe that substantial opportunities exist for further growth through disciplined acquisitions of high quality firms. We believe our target market for acquisitions includes over 4,000 life insurance and wealth transfer, corporate benefits and financial planning firms. We have demonstrated an ability to identify and acquire leading independent firms. As of August 1, 2005, we have acquired 190 firms and reviewed approximately 1,000 acquisition opportunities since our founding. As a result, we have substantial experience in selecting and acquiring high quality firms. We believe that the independent distribution channel is under increasing pressure to continue its consolidation trend. With our strong experience, reputation and capital base, we believe we are well positioned to take advantage of additional acquisition opportunities. Occasionally, we examine opportunities to acquire firms that serve our target markets and provide products or services other than those in our three key areas. From time to time, we may acquire these firms.

•	Realize further value through economies of scale. We contract with leading financial services products manufacturers for access to product and technical support by our owned firms and our affiliated third-party distributors. This allows us to aggregate the buying power of a large number of distributors, which can enhance the level of underwriting, and other support received by our firms.

Risks Related to Our Business and Growth Strategy

While we believe focusing on the key areas set forth above will enable us to reach our goals, there are a number of risks that may limit our ability to achieve our goals, such as:

•	we may be unsuccessful in acquiring suitable acquisition candidates, which could adversely affect our growth;

•	we may be adversely affected if the firms we acquire do not perform as expected;

•	competition in our industry is intense and, if we are unable to compete effectively, we may lose clients and our financial results may be negatively affected;

•	our operating strategy and structure may make it difficult to respond quickly to regulatory, operational or financial problems and to grow our business, which could negatively affect our financial results;

•	our dependence on the principals of our firms may limit our ability to effectively manage our business;

•	elimination or modification of the federal estate tax could adversely affect revenue from our life insurance, wealth transfer and estate planning businesses;

•	a change in the tax treatment of life insurance products we sell or a determination that these products are not life insurance contracts for federal tax purposes could reduce the demand for these products, which may reduce our revenue;

•	because the commission revenue our firms earn on the sale of certain insurance products is based on premiums and commission rates set by insurers, any decrease in these premiums or commission rates could result in revenue decreases for us; and

•	our business is subject to risks related to litigation and regulatory actions.

In addition to the preceding risks, you should also consider the risks discussed in “Risk Factors” and elsewhere in this prospectus.

Our Executive Offices

Our principal and executive offices are located at 787 Seventh Avenue, 11th Floor, New York, New York, 10019 and our telephone number is (212) 301-4000. Our Internet address is www.nfp.com. Information on our website does not constitute part of this prospectus.

The Offering

Common stock offered by selling stockholders	6,395,151 shares

Common stock to be outstanding after this offering	36,501,031 shares

Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders.

Dividend policy

We paid a quarterly cash dividend of $0.12 per share of common stock on January 7, 2005, April 7, 2005 and July 7, 2005 and of $0.10 per share on January 7, 2004, April 7, 2004, July 7, 2004 and October 7, 2004. We intend to continue to pay quarterly cash dividends on our common stock. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements and other factors as our board of directors deems relevant.

Risk factors	Please read “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

NYSE symbol	NFP

The number of shares of common stock to be outstanding after completion of this offering excludes 64,416 shares of common stock held in escrow in connection with the acquisition of acquired firms, 5,917,666 shares of common stock issuable upon the exercise of stock options outstanding as of August 1, 2005, and 330,001 shares of common stock underlying restricted stock units (RSUs) as of August 1, 2005 and includes 811,365 shares of common stock issuable upon the exercise of stock options which will be exercised simultaneously with this offering. The weighted average exercise price of the stock options is $12.93 per share. The shares held in escrow will be released from escrow upon resolution of certain contingencies related to an acquisition.

Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares granted to them by the selling stockholders.

Summary Consolidated Historical Financial Data

You should read the summary consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus. We derived the following summary financial information as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 from our audited consolidated financial statements and the related notes included elsewhere in this prospectus. We derived the summary statement of financial condition as of December 31, 2002 from our audited consolidated financial statements and the related notes not included elsewhere in this prospectus. We derived the summary financial information as of June 30, 2004 and 2005 and for the six-month periods ended June 30, 2004 and 2005 from our unaudited consolidated financial statements and the related notes included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

In each year since we commenced operations, we have completed a significant number of acquisitions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions.” As a result of our acquisitions, the results in the periods shown below may not be directly comparable.

	Years ended December 31,			(Unaudited) Six months ended June 30,
	2002	2003	2004	2004	2005
	(in thousands, except per share amounts)
Statement of Income Data:
Revenue:
Commissions and fees	$348,172	$464,426	$639,472	$282,619	$365,380
Cost of services:
Commissions and fees	91,848	111,625	163,781	79,278	100,962
Operating expenses	115,286	150,280	190,192	87,605	119,312
Management fees	65,602	94,372	145,073	54,143	67,399

Total cost of services	272,736	356,277	499,046	221,026	287,673

Gross margin	75,436	108,149	140,426	61,593	77,707

Corporate and other expenses:
General and administrative (excludes stock-based compensation)	20,676	26,262	35,409	15,617	22,210
Stock-based compensation	9,866	199	1,440	583	2,045
Amortization	13,321	16,461	19,550	9,411	11,074
Impairment of goodwill and intangible assets	1,822	9,932	4,791	1,709	3,657
Depreciation	3,106	4,748	6,658	3,322	3,547
Loss (gain) on sale of subsidiaries	339	1,754	(145)	(145)	317

Total corporate and other expenses	49,130	59,356	67,703	30,497	42,850

Income from operations	26,306	48,793	72,723	31,096	34,857

Interest and other income	1,862	1,626	2,166	1,206	1,417
Interest and other expense	(3,438)	(3,580)	(2,782)	(1,006)	(3,443)

Net interest and other	(1,576)	(1,954)	(616)	200	(2,026)

Income before income taxes	24,730	46,839	72,107	31,296	32,831
Income tax expense	13,137	23,338	31,965	14,277	14,613

Net income	$11,593	$23,501	$40,142	$17,019	$18,218

Earnings per share—basic	$0.45	$0.81	$1.19	$0.51	$0.52

Earnings per share—diluted	$0.40	$0.74	$1.10	$0.47	$0.48

Weighted average shares outstanding—basic	25,764	29,021	33,688	33,309	34,916

Weighted average shares outstanding—diluted	28,775	31,725	36,640	36,358	37,836

Dividends declared per share	$—	$0.10	$0.42	$0.20	$0.24

	As of December 31,			(Unaudited) As of June 30,
	2002	2003	2004	2004	2005
	(in thousands)
Statement of Financial Condition Data:
Cash and cash equivalents	$31,814	$71,244	$83,103	$55,060	$51,210
Intangibles, net	205,101	232,665	273,207	266,761	343,370
Goodwill, net	184,507	218,002	281,212	253,929	353,618
Total assets	541,246	671,555	826,460	735,755	939,371
Bank loan(a)	39,450	—	—	—	75,000
Total stockholders’ equity	288,099	465,272	546,272	511,330	604,557

	Years ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
Other Data (unaudited):
Internal revenue growth(b)	5%	14%	16%	13%	9%
Total NFP-owned firms (at period end)	111	130	144	138	162
Number of representatives in broker-dealer (at period end)(c)	915	1,125	1,298	1,203	1,368

(a)	Our former bank loan was structured as a revolving credit facility and was due on September 14, 2005. In June 2005, we entered into a new bank loan, which is structured as a revolving credit facility and is due on June 15, 2008, unless we elect to convert the credit facility to a term loan, in which case it will amortize over one year, with a principal payment due on December 15, 2008 and a final maturity on June 15, 2009. Concurrently with our entry into the new credit facility, we paid all amounts outstanding under our former bank loan using cash drawn from the new credit facility and terminated our former bank loan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowings.”

(b)	As a measure of financial performance, we calculate the internal growth rate of the revenue of our firms. This calculation compares the change in revenue of a comparable group of firms for the same time period in successive years. We include firms in this calculation at the beginning of the first fiscal quarter that begins one year after acquisition by us unless a firm has merged with another owned firm or has made a sub-acquisition that represents more than 25% of the base earnings of the acquiring firm. With respect to two owned firms that merge, the combined firm is excluded from the calculation from the time of the merger until the first fiscal quarter that begins one year after acquisition by us of the most recently acquired firm participating in the merger. However, if both firms involved in a merger are included in the internal growth rate calculation at the time of the merger, the combined firm continues to be included in the calculation after the merger. With respect to the sub-acquisitions described above, to the extent the sub-acquired firm does not separately report financial statements to NFP, the acquiring firm is excluded from the calculation from the time of the sub-acquisition until the first fiscal quarter beginning one year following the sub-acquisition. Sub-acquisitions that represent less than 25% of the base earnings of the acquiring firms are considered to be internal growth. For further information about sub-acquisitions, see “Business—Operations—Sub-Acquisitions.” With respect to dispositions, we include these firms up to the time of disposition and exclude these firms for all periods after the disposition. The calculation described above is not adjusted for intercompany transactions that result in the same item of revenue being recorded by two firms.

(c)	The number of representatives in our broker-dealer refers to NASD-registered representatives of NFPSI, including sales assistants and home office personnel that are registered representatives. These totals include personnel of our owned firms and our affiliated third-party distributors. In addition to NFPSI’s registered representatives, our firms’ distribution network includes (1) certain sales professionals who are registered representatives of other broker-dealers, (2) professionals licensed with state insurance authorities who because of their product focus are not required to be registered with a broker-dealer and (3) professionals affiliated with registered investment advisers who because of their product focus are neither required to be licensed as insurance agents nor required to be registered with other broker-dealers. These professionals are not included in these totals.

RISK FACTORS

You should carefully consider each of the risks described below, together with all other information contained in this prospectus, before deciding to invest in shares of our common stock. If any of the following risks develop into actual events, our business, financial condition or results could be negatively affected, the market price of your shares could decline and you may lose all or part of your investment.

Risks Relating to Our Company

We may be unsuccessful in acquiring suitable acquisition candidates, which could adversely affect our growth.

We compete with numerous integrated financial services organizations, insurance brokers, insurance companies, banks and other entities to acquire high quality independent financial services distribution firms. Many of our competitors have substantially greater financial resources than we do and may be able to outbid us for these acquisition targets. If we do identify suitable candidates, we may not be able to complete any such acquisition on terms that are commercially acceptable to us. If we are unable to complete acquisitions, it may have an adverse effect on our earnings or revenue growth and negatively impact our strategic plan because we expect a portion of our growth to come from acquisitions.

We may be adversely affected if the firms we acquire do not perform as expected.

Even if we are successful in acquiring firms, we may be adversely affected if the acquired firms do not perform as expected. The firms we acquire may perform below expectations after acquisition for various reasons, including legislative or regulatory changes that affect the products in which a firm specializes, the loss of key clients after the acquisition closed, general economic factors that impact a firm in a direct way, the loss of key producers at a firm, the suspension or revocation of the licenses or registrations of key producers at a firm, reputational damage to a firm or its affiliated producers, and the cultural incompatibility of an acquired firm’s management team with us. The failure of firms to perform as expected at the time of acquisition may have an adverse effect on our internal earnings and revenue growth rates, and may result in impairment charges and/or generate losses or charges to our earnings if the firms are disposed. As of August 1, 2005, out of a total of 190 acquisitions, we have disposed of 11 firms and restructured our relationship with the principals of another 15 firms due to these factors.

Competition in our industry is intense and, if we are unable to compete effectively, we may lose clients and our financial results may be negatively affected.

The business of providing financial services to high net worth individuals and growing entrepreneurial companies is highly competitive and we expect competition to intensify. Our firms face competition in all aspects of their business, including life insurance, wealth transfer and estate planning, corporate and executive benefits, and financial planning and investment advisory services. See “Business—Competition” for a listing of some of our more prominent competitors. Our firms compete for clients on the basis of reputation, client service, program and product offerings and their ability to tailor products and services to meet the specific needs of a client.

We actively compete with numerous integrated financial services organizations as well as insurance companies and brokers, producer groups, individual insurance agents, investment management firms, independent financial planners and broker-dealers. Many of our competitors have greater financial and marketing resources than we do and may be able to offer products and services that our firms do not currently offer and may not offer in the future. We believe, in light of increasing industry consolidation and the regulatory overhaul of the financial services industry, that competition will continue to increase from manufacturers and other marketers of financial services products.

Our competitors in the insurance, wealth transfer and estate planning business include individual insurance carrier sponsored producer groups, captive distribution systems of insurance companies, broker-dealers and banks. In addition, we also compete with independent insurance intermediaries, boutique broker-general agents and local distributors, including M Financial Group and The BISYS Group, Inc. In the employee benefits sector, we face competition from both national and regional groups. Our national competitors include Marsh & McLennan Companies, Inc., Aon Corporation, Hilb, Rogal and Hamilton Company, Arthur J. Gallagher & Co., U.S.I. Holdings Corp., Brown & Brown, Inc. and Willis Group Holdings Limited. Our regional competitors include local brokerage firms and regional banks, consulting firms, third-party administrators, producer groups and insurance companies. In the financial planning and investment advisory business, we compete with a large number of investment management and investment advisory firms. Our competitors include global and domestic investment management companies, commercial banks, brokerage firms, insurance companies, independent financial planners and other financial institutions.

Our operating strategy and structure may make it difficult to respond quickly to regulatory, operational or financial problems and to grow our business, which could negatively affect our financial results.

We operate through firms that report their results to our corporate headquarters on a monthly basis. We have implemented cash management and management information systems that allow us to monitor the overall performance and financial activities of our firms. However, if our firms delay either reporting results or informing corporate headquarters of a negative business development such as the possible loss of an important client or relationship with a financial services products manufacturer or a threatened professional liability or other claim or regulatory inquiry or other action, NFP may not be able to take action to remedy the situation on a timely basis. This in turn could have a negative effect on our financial results. In addition, if one of our firms were to report inaccurate financial information, NFP might not learn of the inaccuracies on a timely basis and be able to take corrective measures promptly, which could negatively affect our ability to timely or accurately report our financial results.

In addition, due in part to our management approach, we may have difficulty helping our firms grow their business. Our failure to facilitate internal growth, cross-selling and other growth initiatives among our firms may negatively impact our earnings or revenue growth.

Our dependence on the principals of our firms may limit our ability to effectively manage our business.

Most of our acquisitions result in the acquired business becoming our wholly owned subsidiary. The principals enter into management agreements pursuant to which they continue to manage the acquired business. The principals retain responsibility for day-to-day operations of the acquired business for an initial five-year term, renewable annually thereafter by the principals and/or certain entities they own, subject to termination for cause and supervisory oversight as required by applicable securities and insurance laws and regulations and the terms of our management agreements. The principals are responsible for ordinary course operational decisions, including personnel, culture and office location, subject to the oversight of the board of directors of the acquired business. Non-ordinary course transactions require the unanimous consent of the board of directors of the acquired business, which always includes a representative of our management. The principals also maintain the primary relationship with clients and, in some cases, vendors. Although we maintain internal controls that allow us to oversee our nationwide operations, this operating structure exposes us to the risk of losses resulting from day-to-day decisions of the principals. Unsatisfactory performance by these principals could hinder our ability to grow and could have a material adverse effect on our business.

Elimination or modification of the federal estate tax could adversely affect revenue from our life insurance, wealth transfer and estate planning businesses.

Legislation enacted in the spring of 2001 under the Economic Growth and Tax Relief Reconciliation Act of 2001, or EGTRRA, increased the size of estates exempt from the federal estate tax and phases in additional increases between 2002 and 2009. EGTRRA also phases in reductions in the federal estate tax rate between 2002 and 2009 and repeals the federal estate tax entirely in 2010. Under EGTRRA, the federal estate tax will be reinstated, without the increased exemption or reduced rate, in 2011 and thereafter. However, President Bush and members of Congress have expressed a desire to modify the current legislation, which could result in additional increases in the size of estates exempt from the federal estate tax, further reductions in the federal estate tax rate or a permanent repeal of the federal estate tax. In that regard, on April 13, 2005, the House of Representatives passed a bill that would permanently extend the estate tax repeal after it expires in 2010 under EGTRRA, while maintaining the current phase-out schedule. The bill, or other related legislation, is expected to be considered in the Senate in due course. As enacted, EGTRRA has had a modest negative impact on our revenue from the sale of estate planning services and products including certain life insurance products that are often used to fund estate tax obligations and could have a further negative impact in the future. The pending bill, if enacted in its current form, or any additional increases in the size of estates exempt from the federal estate tax, further reductions in the federal estate tax rate or other legislation to permanently repeal the federal estate tax, could have a material adverse effect on our revenue. There can be no assurance that the pending bill will not be enacted in its current form or, alternatively, that other legislation will not be enacted that would have a further negative impact on our revenue.

A change in the tax treatment of life insurance products we sell or a determination that these products are not life insurance contracts for federal tax purposes could reduce the demand for these products, which may reduce our revenue.

The market for many life insurance products we sell is based in large part on the favorable tax treatment, including the tax-free build up of cash values, that these products receive relative to other investment alternatives. A change in the tax treatment of the life insurance products we sell or a determination by the Internal Revenue Service (“IRS”), that certain of these products are not life insurance contracts for federal tax purposes could remove many of the tax advantages policyholders seek in these policies. In addition, the IRS from time to time releases guidance on the tax treatment of products we sell. If the provisions of the tax code change or new federal tax regulations and IRS rulings and releases are issued in a manner that would make it more difficult for holders of these insurance contracts to qualify for favorable tax treatment or subject holders to special tax reporting requirements, the demand for the life insurance contracts we sell could decrease, which may reduce our revenue and negatively affect our business.

Under current law, both death benefits and accrual of cash value under a life insurance contract are treated favorably for federal income tax purposes. However, changes in federal legislation could diminish such favorable treatment. For example, two amendments have been proposed that could negatively impact the use of charitable giving of life insurance benefits. The first proposed amendment, which is supported in the Administration’s Fiscal Year 2006 Budget, would apply an excise tax to amounts received under certain life insurance contracts to which a charity and a person other than the charity have had an interest. With certain unidentified exceptions, this proposal would impose a nondeductible 25% excise tax on death benefits, dividends, withdrawals, loans or surrenders under a life insurance contract entered into after February 7, 2005 if (1) a charity has ever had a direct or indirect ownership in the contract and (2) a person other than a charity has ever had a direct or indirect interest in the same contract (including an interest in an entity holding an interest in that contract). The second proposed amendment, Senate Bill 993, would apply an excise tax equal to 100% of the acquisition costs of an interest in an “applicable insurance contract.” For purposes of Senate Bill 993, an “applicable insurance contract” means any life insurance, annuity or endowment contract in which both a charity and a person other than the charity have directly or indirectly held an interest. These amendments or any other similarly focused legislative proposal, if enacted, could adversely impact, among other things, the utility of insurance strategies involving charitable giving of life insurance policy benefits when the policy is or has been owned by someone other than the charity, and our revenue from the sale of policies pursuant to such strategies could materially decline.

On October 22, 2004, President Bush signed into law H.R. 4520, the “American Jobs Creation Act of 2004,” which included provisions affecting deferred compensation arrangements for taxable and tax-exempt employers. The legislation created new Section 409A of the Internal Revenue Code which applies to voluntary deferred compensation arrangements, supplemental executive retirement plans, stock appreciation rights and certain other arrangements which have the effect of deferring compensation. Section 409A generally applies to compensation deferrals made after December 31, 2004. Among other things, Section 409A modifies the times at which distributions are permitted from nonqualified deferred compensation arrangements and will require that elections to defer compensation be made earlier than is current practice for many plans. The United States Treasury Department and the IRS issued their initial guidance regarding Section 409A, Notice 2005-1, which provides for the transition to the new rules contained in Section 409A and further guidance is expected during 2005. Certain of our firms sell deferred compensation plans and many of these plans will have to be modified in accordance with these new rules. During the transition period, it is expected that our applicable firms will modify these plans to comply with the new rules contained in Section 409A. Because of the time and effort required to come into compliance with the new rules, our revenue may be reduced during the transition period. We cannot predict the long-term impact that the new rules will have on us.

Because the commission revenue our firms earn on the sale of certain insurance products is based on premiums and commission rates set by insurers, any decreases in these premiums or commission rates could result in revenue decreases for us. In addition, changes in the pricing, design or underwriting of insurance products could adversely affect our revenues.

We are engaged in insurance agency and brokerage activities and derive revenue from commissions on the sale of insurance products to clients that are paid by the insurance underwriters from whom our clients purchase insurance. These commission rates are set by insurance underwriters and are based on the premiums that the insurance underwriters charge. Commission rates and premiums can change based on the prevailing economic and competitive factors that affect insurance underwriters. These factors, which are not within our control, include the capacity of insurance underwriters to place new business, underwriting and non-underwriting profits of insurance underwriters, consumer demand for insurance products, the availability of comparable products from other insurance underwriters at a lower cost and the availability of alternative insurance products, such as government benefits and self-insurance plans, to consumers.

We cannot predict the timing or extent of future changes in commission rates or premiums. As a result, we cannot predict the effect that any of these changes will have on our operations. These changes may result in revenue decreases for us. These decreases may adversely affect our results of operations for the periods in which they occur.

We are aware of several instances in the last three years of insurance underwriters reducing commission payments on certain products. We do not believe we have experienced any significant revenue reductions in the aggregate in our business to date due to these factors.

In addition, adverse developments in the insurance markets in which we operate could lead to changes in the pricing, design or underwriting of insurance products that result in these products becoming less attractive to our customers. For example, we believe that changes in the reinsurance market that make it more difficult for insurance carriers to obtain reinsurance coverage have caused some insurance carriers to become more conservative in their underwriting, and changes in the design of universal life policies may have reduced their attractiveness to customers. Adverse developments that reduce the attractiveness of insurance-related products could result in fewer sales of those products and adversely affect our revenues.

Our business is subject to risks related to litigation and regulatory actions.

From time to time, we are subject to lawsuits and other claims arising out of our business operations, including actions relating to the suitability of financial services products we sold to customers and complaints arising out of industry-wide scrutiny of contingent commissions practices. The outcome of these actions cannot be predicted, and no assurance can be given that such litigation or actions would not have a material adverse effect on our results of operations and financial condition.

Recently, the insurance industry has been subject to a significant level of scrutiny by various regulatory bodies, including state attorneys general and insurance departments, concerning certain practices within the insurance industry. These practices include, without limitation, the receipt of contingent commissions by insurance brokers and agents from insurance companies and the extent to which such compensation has been disclosed, bid rigging and related matters. As a result of these and related matters, including actions taken by the New York Attorney General’s office beginning in April 2004, there have been a number of recent revisions to existing, or proposals to modify or enact new, laws and regulations regarding insurance agents and brokers. These actions have imposed or could impose additional obligations on us with respect to the insurance and other financial products we market. Any changes or further requirements that are adopted by the federal government or the states where we market insurance could adversely affect our revenue and financial results.

Several of our firms have received subpoenas and other informational requests from governmental authorities, including the New York Attorney General’s Office, seeking information regarding compensation arrangements, any evidence of bid rigging and related matters. These subpoenas and requests appear to be similar to those received by other insurance intermediaries in their respective states. We have and will continue to cooperate fully with all governmental agencies.

We, along with over twenty other unrelated insurance brokers and insurers, were named as a defendant in three putative class actions filed by alleged policyholders in various federal courts. These actions have been consolidated in the U.S. District Court of the State of New Jersey and assert, on behalf of a class of persons who purchased insurance through the broker defendants, claims arising from the types of conduct alleged in the New York Attorney General’s civil complaint against Marsh Inc. and Marsh & McLennan Companies, Inc., primarily relating to bid rigging, kickback schemes, racketeering activities, antitrust violations, unfair competition and breach of fiduciary duties. We dispute the allegations and intend to defend the action vigorously. Additional complaints may be filed against us in various courts alleging claims arising from the types of conduct alleged in the New York Attorney General’s complaint or related matters. Our ultimate liability, if any, in the pending and possible future suits is uncertain and subject to contingencies that are not yet known.

We cannot predict at this time the effect that any current or future regulatory activity, investigations or litigation will have on our business. Given the current regulatory environment and the number of our subsidiaries operating in local markets throughout the country, it is possible that we will become subject to further governmental inquiries and subpoenas and have lawsuits filed against us. Our involvement in any investigations and lawsuits would cause us to incur additional legal and other costs and, if we were found to have violated any laws, we could be required to pay fines, damages and other costs, perhaps in material amounts. We could also be materially adversely affected by the negative publicity for the insurance brokerage industry related to these proceedings, and by any new industry-wide regulations or practices that may result from these proceedings. In addition, a portion of our earnings is derived from commissions and other payments from manufacturers of financial services products that are based on the volume, persistency and profitability of business generated by us. If we were required to or chose to end these arrangements, our revenue and results of operations could be adversely affected. Our ultimate liability, if any, in connection with these matters and any possible future such matters is uncertain and subject to contingencies that are not yet known.

In addition, legislative, legal, and regulatory developments concerning financial services products we provide may negatively affect our business and financial results. Continuing investigations and proceedings regarding late trading and market timing in connection with mutual funds and variable insurance products could result in new industry-wide legislation, rules or regulations that could significantly affect distributors of financial services products such as ourselves. Similar to certain mutual fund and insurance companies and other broker-dealers, NFPSI has been contacted by the National Association of Securities Dealers, or NASD, and requested to provide information relating to market timing and late trading. NFPSI is cooperating with the regulatory authorities. Although we are not aware of any systemic problems with respect to market timing and late trading that would have a material adverse effect on our consolidated financial position, we cannot predict the course that the existing inquiries and areas of focus may take or the impact that any new laws, rules or regulations may have on our business and financial results.

Our revenue and earnings may be affected by fluctuations in interest rates, stock prices and general economic conditions.

General economic and market factors, such as changes in interest rates or declines or significant volatility in the securities markets, can affect our commission and fee income. These factors can affect the volume of new sales and the extent to which clients keep their policies in force year after year or maintain funds in accounts we manage. Equity returns and interest rates can have a significant effect on the sale of many employee benefit programs whether they are financed by life insurance or other financial instruments. For example, if interest rates increase, competing products offering higher returns could become more attractive to potential purchasers than the programs and policies we market and distribute. Further, a decrease in stock prices can have a significant effect on the sale of financial services products that are linked to the stock market, such as variable life insurance, variable annuities, mutual funds and managed accounts. In addition, a portion of our earnings is derived from fees, typically based on a percentage of assets under management, for our firms offering financial advice and related services to clients. Further, our firms earn recurring commission revenue on certain products over a period after the initial sale, provided the customer retains the product. These factors may lead customers to surrender or terminate their products, ending this recurring revenue. A portion of our earnings is derived from commissions and override payments from manufacturers of financial services products that are based on the volume, persistency and profitability of business generated by us. If investors were to seek alternatives to our firms’ financial planning advice and services or to our firms’ insurance products and services, it could have a negative impact on our revenue. We cannot guarantee that we will be able to compete with alternative products if these market forces make our firms’ products and services unattractive to clients. Finally, adverse general economic conditions may cause potential customers to defer or forgo the purchase of products that our firms sell, for example, to invest more defensively or to surrender products to increase personal cash flow. General economic and market factors may also slow the rate of growth, or lead to a decrease in the size, of the high net worth market and the number of small and medium-size corporations. For example, the size of the high net worth market decreased in 2001 and 2002, in part due to these factors, including in particular the decline in the equity markets. Further, assets under management in the independent distribution channel for financial services products declined in 2002 as a result of the same factors.

If we are required to write down goodwill and other intangible assets, our financial condition and results would be negatively affected.

When we acquire a business, a substantial portion of the purchase price of the acquisition is allocated to goodwill and other identifiable intangible assets. The amount of the purchase price which is allocated to goodwill and other intangible assets is determined by the excess of the purchase price over the net identifiable assets acquired. As of June 30, 2005, our goodwill of $353.6 million, net of accumulated amortization of $15.2 million, represented 58% of our total stockholders’ equity. As of June 30, 2005, other intangible assets, including book of business, management contracts, institutional customer relationships and trade name, of $343.4 million, net of accumulated amortization of $76.7 million, represented 57% of our total stockholders’ equity.

On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), which addresses the financial accounting and reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill and intangible assets deemed to have indefinite lives no longer be amortized but instead be tested for impairment at least annually (or more frequently if impairment indicators arise). Other intangible assets will continue to be amortized over their useful lives. In accordance with SFAS 142, we recognized an impairment loss on goodwill and identifiable intangible assets not subject to amortization of $0.8 million, $5.7 million, $2.4 million and $1.7 million for the years ended December 31, 2002, 2003, 2004 and the six months ended June 30, 2005, respectively. We recognized an impairment loss on goodwill and identifiable intangible assets not subject to amortization of $1.6 million for the six months ended June 30, 2004.

On January 1, 2002, we adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). In accordance with SFAS 144, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We recognized an impairment loss on identifiable intangible assets subject to amortization of $1.0 million, $4.2 million, $2.4 million and $2.0 million for the years ended December 31, 2002, 2003, 2004 and the six months ended June 30, 2005, respectively. We recognized an impairment loss on identifiable intangible assets subject to amortization of $0.1 million for the six months ended June 30, 2004.

Under current accounting standards, if we determine goodwill or intangible assets are impaired, we will be required to write down the value of these assets. Any write-down would have a negative effect on our stockholders’ equity and financial results.

Failure to comply with or changes in state and federal laws and regulations applicable to us could restrict our ability to conduct our business.

The financial services industry is subject to extensive regulation. Our firms are currently licensed to conduct business in the 50 states, the District of Columbia and Puerto Rico, and are subject to regulation and supervision both federally and in each of these jurisdictions. In general, this regulation is designed to protect clients and other third parties that deal with our firms and to ensure the integrity of the financial markets, and is not designed to protect our stockholders. Our firms’ ability to conduct business in the jurisdictions in which they currently operate depends on our compliance with the rules and regulations promulgated by federal regulatory bodies and the regulatory authorities in each of these jurisdictions. Failure to comply with all necessary regulatory requirements, including the failure to be properly licensed or registered, can subject our firms to sanctions or penalties. In addition, there can be no assurance that regulators or third parties will not raise material issues with respect to our firms’ past or future compliance with applicable regulations or that future regulatory, judicial or legislative changes will not have a material adverse effect on our company.

State insurance laws grant supervisory agencies, including state insurance departments, broad regulatory authority. State insurance regulators and the National Association of Insurance Commissioners continually reexamine existing laws and regulations, some of which affect us. These supervisory agencies regulate, among other things, the licensing of insurance brokers and agents and other insurance intermediaries, the handling and investment of third-party funds held in a fiduciary capacity and the marketing and compensation practices of insurance brokers and agents. This continual reexamination may result in the enactment of laws and regulations, or the issuance of interpretations of existing laws and regulations, that adversely affect our business. More restrictive laws, rules or regulations may be adopted in the future that could make compliance more difficult and expensive.

Several of our subsidiaries, including NFPSI, are registered broker-dealers. The regulation of broker-dealers is performed, to a large extent, by the Securities and Exchange Commission, or SEC, and self-regulatory organizations, principally the NASD and the national securities exchanges, such as the NYSE. Broker-dealers are subject to regulations which cover all aspects of the securities business, including sales practices, trading practices among broker-dealers, use and safekeeping of customers’ funds and securities, capital structure, recordkeeping and the conduct of directors, officers and employees. Violations of applicable laws or regulations can result in the imposition of fines or censures, disciplinary actions, including the revocation of licenses or registrations, and reputational damage. Recently, federal, state and other regulatory authorities have focused on, and continue to devote substantial attention to, the mutual fund and insurance industries. We have received from such authorities inquiries relating to variable product compensation arrangements, and have responded to and are cooperating with such authorities. We cannot predict the outcome of these inquiries. In addition, it is difficult at this time to predict whether changes resulting from new laws and regulations will affect the industry or our business and, if so, to what degree.

Providing investment advice to clients is also regulated on both the federal and state level. NFPSI and certain of our firms are investment advisers registered with the SEC under the Investment Advisers Act, and certain of our firms are regulated by state securities regulators under applicable state securities laws. Each firm that is a federally registered investment adviser is regulated and subject to examination by the SEC. The Investment Advisers Act imposes numerous obligations on registered investment advisers, including disclosure obligations, recordkeeping and reporting requirements, marketing restrictions and general anti-fraud prohibitions. Each firm that is a state-regulated investment adviser is subject to regulation under the laws of the states in which it provides investment advisory services. Violations of applicable federal or state laws or regulations can result in the imposition of fines or censures, disciplinary actions, including the revocation of licenses or registrations, and reputational damage.

Our revenue and earnings may be more exposed than other financial services firms to the revocation or suspension of the licenses or registrations of our firms’ principals because the revenue and earnings of many of our firms are largely dependent on the individual production of their respective principals for whom designated successors may not be in place.

The geographic concentration of our firms could leave us vulnerable to an economic downturn or regulatory changes in those areas, resulting in a decrease in our revenue.

Our firms located in New York produced approximately 13.9%, 13.5%, 12.2% and 12.9% of our revenue for the years ended December 31, 2002, 2003, 2004 and the six months ended June 30, 2005, respectively. Our firms located in Florida produced approximately 13.4%, 14.0%, 15.4% and 18.3% of our revenue for the years ended December 31, 2002, 2003, 2004 and the six months ended June 30, 2005, respectively. Our firms located in California produced approximately 13.3%, 11.9%, 11.3% and 10.0% of our revenue for the years ended December 31, 2002, 2003, 2004 and the six months ended June 30, 2005, respectively. The concentration of revenue in New York and California decreased from the year ended December 31, 2002 to the six months ended June 30, 2005, due primarily to the acquisition of firms located in other states. The concentration of revenue in Florida increased due to the acquisition of several Florida-based firms and the growth of certain of our firms located in Florida.

Because our business is concentrated in these three states, the occurrence of adverse economic conditions or an adverse regulatory climate in any of these states could negatively affect our financial results more than would be the case if our business were more geographically diversified. A weakening economic environment in any state or region could result in a decrease in employment or wages that may reduce the demand for employee benefit products in that state or region. Reductions in personal income could reduce individuals’ demand for various financial products in that state or region. Between 2000 and 2002, one of our firms involved in employee and executive benefits experienced a decline in revenue due to reductions in employment in the financial services sector in New York.

The loss of key personnel could negatively affect our financial results and impair our ability to implement our business strategy.

Our success substantially depends on our ability to attract and retain key members of our senior management team and the principals of our firms. If we lose one or more of these key employees or principals, our ability to successfully implement our business plan and the value of our common stock could be materially adversely affected. Jessica M. Bibliowicz, the chairman of our board of directors, president and chief executive officer, is particularly important to our company. Although she has an employment agreement, there can be no assurance that she will serve the term of her employment agreement or renew her employment agreement upon expiration. Other than with respect to Ms. Bibliowicz and many of the principals of our firms, we do not maintain key person life insurance policies.

The securities brokerage business has inherent risks.

The securities brokerage and advisory business is, by its nature, subject to numerous and substantial risks, particularly in volatile or illiquid markets, or in markets influenced by sustained periods of low or negative economic growth, including the risk of losses resulting from the ownership of securities, trading, counterparty failure to meet commitments, client fraud, employee processing errors, misconduct and fraud (including unauthorized transactions by registered representatives), failures in connection with the processing of securities transactions and litigation. We cannot be certain that our risk management procedures and internal controls will prevent losses from occurring. A substantial portion of our total revenue is generated by NFPSI, and any losses at NFPSI due to the risks noted above could have a significant impact on our revenue and earnings.

Failure to comply with net capital requirements could subject our wholly owned broker-dealers to suspension or revocation of their licenses by the SEC or expulsion from the NASD.

The SEC, the NASD and various other regulatory agencies have stringent rules with respect to the maintenance of specific levels of net capital by securities brokerage firms. Failure to maintain the required net capital may subject a firm to suspension or revocation of registration by the SEC and suspension or expulsion from the NASD and other regulatory bodies, which ultimately could prevent NFPSI or our other broker-dealers from performing as a broker-dealer. Although our broker-dealers have compliance procedures in place to ensure that the required levels of net capital are maintained, there can be no assurance that our broker-dealers will remain in compliance with the net capital requirements. In addition, a change in the net capital rules, the imposition of new rules or any unusually large charge against net capital could limit the operations of NFPSI or our other broker-dealers, which could harm our business.

Our business, financial condition and results of operations may be negatively affected by errors and omissions claims.

We have significant insurance agency, brokerage and intermediary operations as well as securities brokerage and investment advisory operations and activities, and are subject to claims and litigation in the ordinary course of business resulting from alleged and actual errors and omissions in placing insurance, effecting securities transactions and rendering investment advice. These activities involve substantial amounts of money. Since errors and omissions claims against our firms may allege our liability for all or part of the amounts in question, claimants may seek large damage awards. These claims can involve significant defense costs. Errors and omissions could include, for example, failure, whether negligently or intentionally, to place coverage or effect securities transactions on behalf of clients, to provide insurance carriers with complete and accurate information relating to the risks being insured or to appropriately apply funds that we hold on a fiduciary basis. It is not always possible to prevent or detect errors and omissions, and the precautions we take may not be effective in all cases.

We have primary errors and omissions insurance coverage to protect us against the risk of liability resulting from alleged and actual errors and omissions. Recently, prices for this insurance have increased and coverage terms have become far more restrictive because of reduced insurer capacity in the marketplace. While we endeavor to purchase coverage that is appropriate to our assessment of our risk, we are unable to predict with certainty the frequency, nature or magnitude of claims for direct or consequential damages.

Since our inception, we have successfully resolved by settlement or favorable disposition in litigation or arbitration approximately 62 errors and omissions claims against different acquired firms. Each claim was covered by liability insurance. Approximately 35 errors and omissions claims are currently pending against different acquired firms. We believe there is liability insurance coverage available for most of these claims. Although management does not believe that these claims, either individually or in the aggregate, will materially impact our business, financial condition or results of operations, there can be no assurance that we will successfully dispose of or settle these claims or that insurance coverage will be available or adequate to pay the amounts of any award or settlement.

Our business, financial condition and results of operations may be negatively affected if in the future our insurance proves to be inadequate or unavailable. In addition, errors and omissions claims may harm our reputation or divert management resources away from operating our business.

Because our firms’ clients can withdraw the assets our firms manage on short notice, poor performance of the investment products and services our firms recommend or sell may have a material adverse effect on our business.

Our firms’ investment advisory and administrative contracts with their clients are generally terminable upon 30 days notice. These clients can terminate their relationship with our firms, reduce the aggregate amount of assets under management or shift their funds to other types of accounts with different rate structures for any of a number of reasons, including investment performance, changes in prevailing interest rates, financial market performance and personal client liquidity needs. Poor performance of the investment products and services that our firms recommend or sell relative to the performance of other products available in the market or the performance of other investment management firms tends to result in the loss of accounts. The decrease in revenue that could result from such an event could have a material adverse effect on our business.

Our results of operations could be adversely affected if we are unable to facilitate smooth succession planning at our firms.

We seek to acquire firms in which the principals are not ready to retire, but instead will be motivated to grow their firm’s earnings and participate in the contingent consideration arrangements and growth incentives we offer. However, we cannot predict with certainty how long the principals of our firms will continue working. The personal reputation of the principals of our firms and the relationships they have are crucial to success in the independent distribution channel. Upon retirement of a principal, the business of a firm may be adversely affected if that principal’s successor in the firm’s management is not as successful as the original principal. Although we have had few successions to date as a result of our short operating history, succession will be a larger issue for us in the future. We will attempt to facilitate smooth transitions but if we are not successful, our results of operations could be adversely affected.

Government regulation relating to the supplemental executive benefits plans we design and implement could negatively affect our financial results.

In our executive benefits business, we have designed and implemented supplemental executive retirement plans that use split dollar life insurance as a funding source. Split dollar life insurance policies are arrangements in which premiums, ownership rights and death benefits are generally split between an employer and an employee. The employer pays either the entire premium or the portion of each year’s premium that at least equals the increase in cash value of the policy. Split dollar life insurance has traditionally been used because of its federal tax law advantages. However, in recent years, the IRS has adopted regulations relating to the tax treatment of some types of these life insurance arrangements, including regulations that treat premiums paid by an employer in connection with split dollar life insurance arrangements as compensation or loans for federal income tax purposes. In addition, the recently enacted Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, may affect these arrangements. Specifically, the Sarbanes-Oxley Act includes a provision that prohibits most loans from a public company to its directors or executives. Moreover, members of Congress have proposed, from time to time, other laws reducing the tax incentive or otherwise impacting these arrangements. As a result, our supplemental executive retirement plans that use split dollar life insurance have become less attractive to some of our firms’ customers, which could result in lower revenue to us, and, in recent years, we have seen a reduction in sales of split dollar life insurance policies to our clients.

Our business is dependent upon information processing systems.

Our ability to provide financial services to clients and to create and maintain comprehensive tracking and reporting of client accounts depends on our capacity to store, retrieve and process data, manage significant databases and expand and periodically upgrade our information processing capabilities. As we continue to grow, we will need to continue to make investments in new and enhanced information systems. Interruption or loss of our information processing capabilities or adverse consequences from implementing new or enhanced systems could have a material adverse effect on our business and the value of our common stock. As our information system providers revise and upgrade their hardware, software and equipment technology, we may encounter difficulties in integrating these new technologies into our business. These new revisions and upgrades may not be appropriate for our business. Although we have experienced no significant breaches of our network security by unauthorized persons, our systems may be subject to infiltration by unauthorized persons. If our systems or facilities were infiltrated and damaged by unauthorized persons, our clients could experience data loss, financial loss and significant business interruption. If that were to occur, it could have a material adverse effect on our business, financial condition and results of operations.

We may overestimate management fees advanced to principals and/or certain entities they own, which may negatively affect our financial condition and results.

We typically advance management fees monthly to principals and/or certain entities they own. We set each principal’s and/or such entity’s management fee amount after estimating how much operating cash flow the firm that the principal and/or such entity manages will produce. If the firm produces less operating cash flow than what we estimated, an overadvance may occur, which may negatively affect our financial condition and results. Further, since contractually we are unable to unilaterally adjust payments to the principals and/or certain entities they own until after a three, six or nine-month calculation period depending on the firms, we may not be able to promptly take corrective measures, such as adjusting the monthly management fee lower or requiring the principal and/or such entity to repay the overadvance within a limited time period. In addition, if a principal and/or certain entities they own fail to repay an overadvance in a timely manner and any security we receive from the principal and/or such entities for the overadvance is insufficient, our financial condition and results may be negatively affected.

NFPSI relies heavily on Pershing and Fidelity, its clearing firms, and termination of its agreements with the clearing firms could harm its business.

Pursuant to NFPSI’s clearing agreements with Pershing and Fidelity, the clearing firms process all securities transactions for NFPSI’s account and the accounts of its clients. Services of the clearing firms include billing, credit extension, and control, receipt, custody and delivery of securities. NFPSI is dependent on the ability of its clearing firms to process securities transactions in an orderly fashion. Clearing agreements with Pershing and Fidelity may be terminated by either party upon 90 days’ prior written notice. If these agreements were terminated, NFPSI’s ability to process securities transactions on behalf of its clients could be adversely affected, which could negatively affect our results of operations.

Risks Related to Our Common Stock

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

Sales by us or our stockholders of a substantial number of shares of our common stock in the public markets following this offering, or the perception that these sales might occur, could cause the market price of our common stock to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

After completion of this offering, there will be 36,501,031 shares of our common stock outstanding. All of the shares sold in this offering will be freely transferable, except for any shares sold to our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or Securities Act. In addition, our certificate of incorporation permits us to issue up to 60,000,000 shares of common stock. After completion of this offering, we will have an aggregate of approximately 22,108,051 shares of our common stock authorized but unissued. We have the ability to issue substantial amounts of our common stock in the future, which would dilute the percentage ownership held by investors who purchase shares of our common stock in this offering. See “Shares Eligible for Future Sale” for additional information regarding our ability to issue additional shares of our common stock.

We have granted certain stockholders and their transferees the right to require us, subject to certain conditions, to register their shares of our common stock under the Securities Act for sale into the public markets, subject to the 160-day lock-up agreements referred to below and to restrictions in our second amended and restated stockholders agreement or lock-up agreements. For a description of these restrictions, see “Description of Capital Stock.” Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable.

We, our directors, certain of our officers and certain stockholders who are a party to our stockholders agreement or a separate lock-up agreement, whom we refer to as covered stockholders, will agree, with limited exceptions, for a period of 160 days after the date of this prospectus, that we and they will not, without the prior written consent of the representatives on behalf of the underwriters, directly or indirectly, offer to sell, sell or otherwise dispose of any shares of our common stock.

The issuance of additional stock in connection with acquisitions or otherwise will dilute all other stockholdings.

After completion of this offering, we will have an aggregate of 13,474,982 shares of common stock authorized but unissued and not reserved for issuance under our stock incentive plans. We may issue all of these shares without any action or approval by our stockholders. As of August 1, 2005, we had an aggregate of 9,444,434 unissued shares reserved for issuance under our stock incentive plans and 5,328,624 shares, based on the closing sales price of our common stock on August 1, 2005 of $45.40, as reported on the NYSE, subject to issuance as contingent payments in connection with our recent acquisitions if our acquired firms satisfy certain compounded growth rate thresholds over the three-year period following the closing of the acquisition. We intend to continue to actively pursue acquisitions of other financial services firms and intend to issue shares of common stock in connection with these acquisitions. Any shares issued in connection with our acquisitions, the exercise of stock options or otherwise would dilute the percentage ownership held by the investors who purchase our shares in this offering.

The price of our common stock may fluctuate substantially, which could negatively affect us and the holders of our common stock.

The trading price of our common stock may be volatile in response to a number of factors, many of which are beyond our control, including our inability to acquire suitable acquisition candidates, the permanent elimination or modification of the federal estate tax, a decrease in insurance premiums and commission rates, actual or anticipated variations in our quarterly financial results, adverse results or other consequences from litigation, arbitration or regulatory investigations, changes in financial estimates for us by securities analysts and announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments. In addition, our financial results may be below the expectations of securities analysts and investors. If this were to occur, the market price of our common stock could decrease, perhaps significantly. Any volatility of or a significant decrease in the market price of our common stock could also negatively affect our ability to make acquisitions using our common stock as consideration.

In addition, the U.S. securities markets have from time to time experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Broad market and industry factors may negatively affect the price of our common stock, regardless of our operating performance. You may not be able to sell your shares at or above the public offering price, or at all. Further, if we were to be the object of securities class action litigation as a result of volatility in our common stock price or for other reasons, it could result in substantial costs and diversion of our management’s attention and resources, which could negatively affect our financial results. In addition, if we decide to settle any class action litigation against us, our decision to settle may not necessarily be related to the merits of the claim.

Our principal stockholder may have interests that are different from yours and, therefore, may make decisions that are adverse to your interests.

After this offering, Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P., which provided an initial $125 million equity investment to us and for which Apollo Management IV, L.P. serves as the day-to-day manager, will beneficially own 11.6% of our outstanding voting common stock. As a result, Apollo Management, L.P. and its affiliates may have the ability to influence matters requiring stockholder approval, including, without limitation, the election of directors and mergers, consolidations and sales of all or substantially all of our assets. They also may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. In addition, this concentration of ownership may have the effect of preventing, discouraging or deferring a change of control, which could depress the market price of our common stock.

Provisions of Delaware law and our stockholders agreement could result in our current management becoming entrenched and therefore could delay or prevent a change in control of our company, which could adversely impact the value of our common stock.

Delaware law imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. Delaware law prohibits a publicly held corporation from engaging in a “business combination” with an “interested stockholder” for three years after the stockholder becomes an interested stockholder, unless the corporation’s board of directors and stockholders approve the business combination in a prescribed manner. This provision in Delaware law could result in our current management becoming entrenched and therefore delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus are forward-looking statements. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may include discussions concerning revenue, expenses, earnings, cash flow, dividends, capital structure, credit facilities, market and industry conditions, premium and commission rates, interest rates, contingencies, the direction or outcome of regulatory investigations and litigation, income taxes and our operations. In some cases, you can identify forward-looking statements by the words “may,” “will,” “should,” “anticipate,” “expect,” “intend,” “plan,” “believe,” “estimate,” “predict,” “project,” “target,” “continue,” “potential,” and similar expressions of a future or forward-looking nature.

Forward-looking statements are based on beliefs and assumptions made by management using currently available information, such as market and industry materials, experts’ reports and opinions, and trends. These statements are only predictions and are not guarantees of future performance. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by a forward-looking statement. These factors include, without limitation:

•	our success in acquiring high quality independent financial services distribution firms;

•	the performance of our firms following acquisition;

•	competition in the business of providing financial services to the high net worth and entrepreneurial corporate markets;

•	our ability, through our operating structure, to respond quickly to operational or financial situations and to grow our business;

•	our ability to effectively manage our business through the principals of our firms;

•	the impact of legislation or regulations in jurisdictions in which our subsidiaries operate, including the possible adoption of comprehensive and exclusive federal regulation over all interstate insurers;

•	changes in tax laws, including the elimination or modification of the federal estate tax and any change in the tax treatment of life insurance products;

•	changes in premiums and commission rates;

•	adverse developments in the insurance markets in which we operate, resulting in fewer sales of insurance-related products;

•	adverse results or other consequences from litigation, arbitration or regulatory investigations, including those related to compensation agreements with insurance companies;

•	adverse results or other consequences from higher than anticipated compliance costs, including those related to expenses arising from internal reviews of business practices;

•	uncertainty in the insurance industry arising from investigations into certain business practices by various governmental authorities and related litigation;

•	the reduction of our revenue and earnings due to the elimination or modification of compensation arrangements, including contingent compensation arrangements;

•	changes in interest rates or general economic conditions;

•	the occurrence of adverse economic conditions or an adverse regulatory climate in New York, Florida, or California;

•	the loss of services of key members of senior management;

•	the availability or adequacy of errors and omissions insurance or other types of insurance coverage protection; and

•	our ability to facilitate smooth succession planning at our firms.

Additional factors are set forth under “Risk Factors” in this prospectus.

Forward-looking statements speak only as of the date on which they are made. We expressly disclaim any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

All of the shares of common stock offered hereby are being sold by the selling stockholders. We will not receive any proceeds from the sale of shares in this offering.

PRICE RANGE OF COMMON STOCK

Our shares of common stock have been traded on the NYSE under the symbol “NFP” since our initial public offering in September 2003. Prior to that time, there was no public market for our common stock. The following table sets forth the high and low intraday prices of our common stock for the periods indicated as reported on the NYSE.

Period	High	Low
2003
Third Quarter (beginning September 18)	$28.10	$25.70
Fourth Quarter	28.17	24.71
2004
First Quarter	33.99	27.14
Second Quarter	36.27	29.12
Third Quarter	37.37	31.45
Fourth Quarter	39.44	22.47
2005
First Quarter	42.88	34.94
Second Quarter	43.90	36.20
Third Quarter (through August 17, 2005)	46.45	38.15

On August 17, 2005, the last quoted price per share of our common stock on the NYSE was $41.10. As of July 20, 2005, we had approximately 558 stockholders of record and approximately 23,548 beneficial holders of our common stock.

DIVIDEND POLICY

We paid a quarterly cash dividend of $0.12 per share of common stock on January 7, 2005, April 7, 2005 and July 7, 2005, and of $0.10 per share on January 7, 2004, April 7, 2004, July 7, 2004 and October 7, 2004. We intend to continue to pay quarterly cash dividends on our common stock. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements and other factors as our board of directors deems relevant.

CAPITALIZATION

The following table sets forth cash and cash equivalents and our capitalization as of June 30, 2005. This table should be read together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements and related notes included elsewhere in this prospectus.

(in thousands, except per share data)	(Unaudited) As of June 30, 2005
Cash and cash equivalents	$51,210

Bank loan(a)	$75,000
Stockholders’ equity:
Preferred stock, $0.01 par value: 200,000 shares authorized; none issued	—
Common stock, $0.10 par value: Authorized 60,000 shares; 36,868 issued and 35,477 outstanding	3,680
Additional paid-in capital	602,715
Retained earnings	39,780
Treasury stock, 1,322 shares, at cost	(30,101)
Unearned stock-based compensation	(11,517)

Total stockholders’ equity	604,557

Total capitalization	$679,557

(a)	In June 2005, we entered into a new bank loan, which is structured as a revolving credit facility and is due on June 15, 2008, unless we elect to convert the credit facility to a term loan, in which case it will amortize over one year, with a principal payment due on December 15, 2008 and a final maturity on June 15, 2009. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowings.”

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the selected consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus. We derived the following selected financial information as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 from our audited consolidated financial statements and the related notes included elsewhere in this prospectus. We derived the selected financial information as of December 31, 2000, 2001 and 2002 and for each of the two years in the period ended December 31, 2001 from our audited consolidated financial statements and the related notes not included elsewhere in this prospectus. We derived the selected financial information as of June 30, 2004 and 2005 and for the six-month periods ended June 30, 2004 and 2005 from our unaudited consolidated financial statements and the related notes included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

Although we were founded in August 1998, we commenced our operations on January 1, 1999. In each year since we commenced operations, we have completed a significant number of acquisitions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions.” As a result of our acquisitions, the results in the periods shown below may not be directly comparable.

	Years Ended December 31,					(Unaudited) Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands, except per share amounts)
Statement of Operations Data:
Revenue:
Commissions and fees	$198,986	$268,164	$348,172	$464,426	$639,472	$282,619	$365,380
Cost of services:
Commissions and fees	53,837	67,539	91,848	111,625	163,781	79,278	100,962
Operating expenses	60,537	89,389	115,286	150,280	190,192	87,605	119,312
Management fees	40,279	49,834	65,602	94,372	145,073	54,143	67,399

Total cost of services	154,653	206,762	272,736	356,277	499,046	221,026	287,673

Gross margin	44,333	61,402	75,436	108,149	140,426	61,593	77,707

Corporate and other expenses:
General and administrative (excludes stock-based compensation)	23,259	20,916	20,676	26,262	35,409	15,617	22,210
Stock-based compensation	14,403	19,967	9,866	199	1,440	583	2,045
Amortization(a)	11,990	15,476	13,321	16,461	19,550	9,411	11,074
Impairment of goodwill and intangible assets(a)	2,503	4,394	1,822	9,932	4,791	1,709	3,657
Depreciation	1,350	2,836	3,106	4,748	6,658	3,322	3,547
Loss (gain) on sale of subsidiaries	3,798	(738)	339	1,754	(145)	(145)	317

Total corporate and other expenses	57,303	62,851	49,130	59,356	67,703	30,497	42,850

Income (loss) from operations	(12,970)	(1,449)	26,306	48,793	72,723	31,096	34,857

Interest and other income	2,217	1,151	1,862	1,626	2,166	1,206	1,417
Interest and other expense	(865)	(3,523)	(3,438)	(3,580)	(2,782)	(1,006)	(3,443)

Net interest and other	1,352	(2,372)	(1,576)	(1,954)	(616)	200	(2,026)

Income (loss) before income taxes	(11,618)	(3,821)	24,730	46,839	72,107	31,296	32,831
Income tax expense (benefit)	(10)	1,921	13,137	23,338	31,965	14,277	14,613

Net income (loss)	$(11,608)	$(5,742)	$11,593	$23,501	$40,142	$17,019	$18,218

Earnings (loss) per share—basic	$(0.52)	$(0.24)	$0.45	$0.81	$1.19	$0.51	$0.52

Earnings (loss) per share—diluted	$(0.52)	$(0.24)	$0.40	$0.74	$1.10	$0.47	$0.48

Weighted average shares outstanding—basic	22,308	24,162	25,764	29,021	33,688	33,309	34,916

Weighted average shares outstanding—diluted	22,308	24,162	28,775	31,725	36,640	36,358	37,836

Dividends declared per share	$—	$—	$—	$0.10	$0.42	$0.20	$0.24

	As of December 31,					(Unaudited) As of June 30,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands)
Statement of Financial Condition Data:
Cash and cash equivalents	$32,439	$35,394	$31,814	$71,244	$83,103	$55,060	$51,210
Intangibles, net	133,222	179,312	205,101	232,665	273,207	266,761	343,370
Goodwill, net	106,904	151,550	184,507	218,002	281,212	253,929	353,618
Total assets	345,062	472,781	541,246	671,555	826,460	735,755	939,371
Bank loan(b)	3,000	35,337	39,450	—	—	—	75,000
Redeemable common stock(c)	—	273	—	—	—	—	—
Total stockholders’ equity	218,652	249,503	288,099	465,272	546,272	511,330	604,557

	Years Ended December 31,					Six months ended June 30,
	2000	2001	2002	2003	2004	2004	2005
Other Data (unaudited):
Internal revenue growth(d)	24%	15%	5%	14%	16%	13%	9%
Total NFP-owned firms (at period end)	74	88	111	130	144	138	162
Number of representatives in broker-dealer (at period end)(e)	653	729	915	1,125	1,298	1,203	1,368

(a)	We adopted SFAS 142 on January 1, 2002. Under SFAS 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). Goodwill amortization was $4.4 million and $5.5 million in 2000 and 2001, respectively. In accordance with SFAS 142, we recognized an impairment loss on goodwill and identifiable intangible assets not subject to amortization of $0.8 million in 2002, $5.7 million in 2003, $2.4 million in 2004, $1.6 million in the six months ended June 30, 2004 and $1.7 million in the six months ended June 30, 2005. Prior to the adoption of SFAS 142, we accounted for long-lived assets in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” (SFAS 121). For the years ended December 31, 2000 and 2001, we recorded an impairment loss on goodwill of $1.1 million and $2.1 million, respectively.

We adopted SFAS 144 on January 1, 2002. In accordance with SFAS 144, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We recognized an impairment loss on identifiable intangible assets subject to amortization of $1.0 million in 2002, $4.2 million in 2003, $2.4 million in 2004, $0.1 million in the six months ended June 30, 2004 and $2.0 million in the six months ended June 30, 2005. Prior to the adoption of SFAS 144, we accounted for long-lived assets in accordance with SFAS 121. For the years ended December 31, 2000 and 2001, we recorded an impairment loss on intangibles subject to amortization of $1.4 million and $2.3 million, respectively.

(b)	Our former bank loan was structured as a revolving credit facility and was due on September 14, 2005, unless we elected to convert the credit facility to a term loan, in which case it would have amortized over one year, with a principal payment due on March 14, 2006 and with a final maturity on September 14, 2006. In June 2005, we entered into a new bank loan, which is structured as a revolving credit facility and is due on June 15, 2008, unless we elect to convert the credit facility to a term loan, in which case it will amortize over one year, with a principal payment due on December 15, 2008 and a final maturity on June 15, 2009. Concurrently with our entry into the new credit facility, we paid all amounts outstanding under our former bank loan using cash drawn from the new credit facility and terminated our former bank loan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowings.”

(c)	Reflects our obligations under put options relating to shares of our common stock and is not included in total stockholders’ equity.

(d)	As a measure of financial performance, we calculate the internal growth rate of the revenue of our firms. This calculation compares the change in revenue of a comparable group of firms for the same time period in successive years. We include firms in this calculation at the beginning of the first fiscal quarter that begins one year after acquisition by us unless a firm has merged with another owned firm or has made a sub-acquisition that represents more than 25% of the base earnings of the acquiring firm. With respect to two owned firms that merge, the combined firm is excluded from the calculation from the time of the merger until the first fiscal quarter that begins one year after acquisition by us of the most recently acquired firm participating in the merger. However, if both firms involved in a merger are included in the internal growth rate calculation at the time of the merger, the combined firm continues to be included in the calculation after the merger. With respect to the sub-acquisitions described above, to the extent the sub-acquired firm does not separately report financial statements to NFP, the acquiring firm is excluded from the calculation from the time of the sub-acquisition until the first fiscal quarter beginning one year following the sub-acquisition. Sub-acquisitions that represent less than 25% of the base earnings of the acquiring firms are considered to be internal growth. For further information about sub-acquisitions, see “Business—Operations—Sub-Acquisitions.” With respect to dispositions, we include these firms up to the time of disposition and exclude these firms for all periods after the disposition. The calculation described above is not adjusted for intercompany transactions that result in the same item of revenue being recorded by two firms.

(e)	The number of representatives in our broker-dealer refers to NASD-registered representatives of NFPSI, including sales assistants and home office personnel that are registered representatives. These totals include personnel of our owned firms and our affiliated third-party distributors. In addition to NFPSI’s registered representatives, our firms’ distribution network includes (1) certain sales professionals who are registered representatives of other broker-dealers, (2) professionals licensed with state insurance authorities who because of their product focus are not required to be registered with a broker-dealer and (3) professionals affiliated with registered investment advisers who because of their product focus are neither required to be licensed as insurance agents nor required to be registered with other broker-dealers. These professionals are not included in these totals.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, this discussion includes forward-looking information that involves risks and assumptions, which could cause actual results to differ materially from management’s expectations. See “Forward-Looking Statements” included elsewhere in this prospectus.

Executive Overview

We are a leading independent distributor of financial services products primarily to high net worth individuals and growing entrepreneurial companies. Founded in 1998, and commencing operations on January 1, 1999, we have grown internally and through acquisitions. As of August 1, 2005, we operate a national distribution network with over 2,000 producers in 41 states and Puerto Rico operating through over 160 owned firms and over 210 affiliated third-party distributors. We acquired 26, 24, 19 and 19 firms in 2002, 2003, 2004 and through August 1, 2005, respectively. Our net income grew from a net loss of $(10.5) million in 1999 to net income of $40.1 million in 2004. Net income increased 7.1% from $17.0 million in the six months ended June 30, 2004 to $18.2 million in the six months ended June 30, 2005. As a result of new acquisitions and the growth of previously acquired firms, we grew from a base of no revenue at the beginning of 1999 to $639.5 million in 2004. Revenue grew from $282.6 million in the six months ended June 30, 2004 to $365.4 million in the six months ended June 30, 2005.

Our firms earn revenue that consists primarily of commissions and fees earned from the sale of financial products and services to their clients and incur commission and fee expense and operating expense in the course of earning revenue. We pay management fees to non-employee principals of our firms and/or certain entities they own based on the financial performance of each respective firm. We refer to revenue earned by our firms minus the expenses of our firms, including management fees, as gross margin. Management uses gross margin as a measure of the performance of the firms that we have acquired. Through acquisitions and internal growth, gross margin grew from $19.8 million, or 19.8% of revenue, in 1999 to $140.4 million, or 22.0% of revenue in 2004. Gross margin grew from $61.6 million, or 21.8% of revenue, in the six months ended June 30, 2004 to $77.7 million, or 21.3% of revenue, in the six months ended June 30, 2005.

Our gross margin is offset by expenses that we incur at the corporate level, including corporate and other expenses. Corporate and other expenses grew from $36.5 million in 1999 to $67.7 million in 2004. Corporate and other expenses grew from $30.5 million during the six months ended June 30, 2004 to $42.8 million during the six months ended June 30, 2005. Corporate and other expenses include general and administrative expenses, which are the operating expenses of our corporate headquarters. General and administrative expenses as a percentage of revenue declined from 24.9% in 1999 to 5.5% in 2004. General and administrative expense, which excludes stock-based compensation, grew from $15.6 million during the six months ended June 30, 2004 to $22.2 million during the six months ended June 30, 2005. General and administrative expenses as a percentage of revenue increased from 5.5% during the six months ended June 30, 2004 to 6.0% during the six months ended June 30, 2005.

Acquisitions

Under our acquisition structure, we acquire 100% of the equity of independent financial services products distribution businesses on terms that are relatively standard across all our acquisitions. To determine the acquisition price, our management first estimates the annual operating cash flow of the business to be acquired based on current levels of revenue and expense. For this purpose, management defines operating cash flow as cash revenue of the business less cash and non-cash expenses, other than amortization, depreciation and compensation to the business’s owners or individuals who subsequently become principals. Management refers to this estimated annual operating cash flow as “target earnings.” The acquisition price is a multiple (generally in a range of five to six times) of a portion of the target earnings, which management refers to as “base earnings.”

Base earnings averaged 48% of target earnings for all firms owned at June 30, 2005. In determining base earnings, management focuses on the recurring revenue of the business. Recurring revenue refers to revenue from sales previously made (such as renewal commissions on insurance products, commissions and administrative fees for ongoing benefit plans and mutual fund trail commissions) and fees for assets under management.

We enter into a management agreement with principals and/or certain entities they own. Under the management agreement, the principals and/or such entities are entitled to management fees consisting of:

•	all future earnings of the acquired business in excess of the base earnings up to target earnings; and

•	a percentage of any earnings in excess of target earnings based on the ratio of base earnings to target earnings.

We retain a cumulative preferred position in the base earnings. To the extent earnings of a firm in any year are less than base earnings, in the following year we are entitled to receive base earnings together with the prior years’ shortfall before any management fees are paid.

Additional purchase consideration is often paid to the former owners based on satisfying specified internal growth thresholds over the three-year period following the acquisition.

Substantially all of our acquisitions have been paid for with a combination of cash and our common stock, valued at its then fair market value. At this time, we typically require the sellers of the firms we acquire to take at least 30% of the total acquisition price in our common stock; however, through June 30, 2005, sellers have taken on average approximately 42% of the total acquisition price in our common stock. The following table shows acquisition activity in the following period:

	Years ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
	(in thousands, except number of acquisitions closed)

Number of acquisitions closed	26	24	19	12	19
Consideration:
Cash	$29,772	$50,658	$63,027	$41,994	$92,077
Common Stock	26,239	23,515	35,595	27,928	37,758
Other(a)	2,259	2,004	558	189	5,076

	$58,270	$76,177	$99,180	$70,111	$134,911

(a)	Consists primarily of the assumption of debt and capitalized acquisition costs.

Although management believes that we will continue to have opportunities to complete a similar number of acquisitions as we have had in the past three years, there can be no assurance that we will be successful in identifying and completing acquisitions. From January 1, 2005 to August 1, 2005, we have completed a number of large acquisitions. There can be no assurance that we will be successful in completing a similar number of large acquisitions during comparable time periods in the future. See “Risk Factors—Risks Relating to Our Company—We may be unsuccessful in acquiring suitable acquisition candidates, which could adversely affect our growth.” Any change in our financial condition or in the environment of the markets in which we operate could impact our ability to source and complete acquisitions.

Revenue

We generate revenue primarily from the following sources:

•	Life insurance commissions and estate planning fees. Insurance and annuity commissions paid by insurance companies are based on a percentage of the premium that the insurance company charges to the policyholder. First-year commissions are calculated as a percentage of the first twelve months’ premium on the policy and earned in the year that the policy is originated. In many cases, our firms receive renewal commissions for a period following the first year, if the policy remains in force. Some of our firms receive fees for the settlement of life insurance policies. These fees are generally based on a percentage of the settlement proceeds received by the client. Some of our firms also earn fees for developing estate plans.

•	Corporate and executive benefits commissions and fees. Our firms earn commissions on the sale of insurance policies written for benefit programs. The commissions are paid each year as long as the client continues to use the product and maintain its broker of record relationship with the firm. Our firms also earn fees for the development and implementation of corporate and executive benefit programs as well as fees for the duration that these programs are administered. Asset-based fees are also earned for administrative services or consulting related to certain benefits plans.

•	Financial planning and investment advisory fees and securities commissions. Our firms earn commissions related to the sale of securities and certain investment-related insurance products as well as fees for offering financial advice and related services. These fees are based on a percentage of assets under management and are generally paid quarterly. In a few cases, incentive fees are earned based on the performance of the assets under management. Some of our firms charge flat fees for the development of a financial plan or a flat fee annually for advising clients on asset allocation.

Some of our firms also earn additional compensation in the form of incentive and marketing support revenue from manufacturers of financial services products, based on the volume, persistency and profitability of business generated by our firms from these three sources. These forms of payments are earned both with respect to sales by our firms and sales by our network of over 210 affiliated third-party distributors.

NFPSI, our registered broker-dealer and investment adviser, also earns commissions and fees on the transactions effected through it. Most principals of our firms, as well as many of our affiliated third-party distributors, conduct securities or investment advisory business through NFPSI. Incidental to the corporate and executive benefits services provided to their customers, some of our firms offer property and casualty insurance brokerage and advisory services. We believe these services complement the corporate and executive benefits services provided to our clients. We earn commissions and fees in connection with these services.

Although our operating history is limited, we believe that our firms earn approximately 65% to 70% of their revenue in the first three quarters of the year and approximately 30% to 35% of their revenue in the fourth quarter.

Expenses

The following table sets forth certain expenses as a percentage of revenue for the periods indicated:

	Years ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of services:
Commissions and fees	26.4%	24.0%	25.6%	28.0%	27.6%
Operating expenses	33.1	32.4	29.7	31.0	32.7
Management fees	18.8	20.3	22.7	19.2	18.4

Total cost of services	78.3%	76.7%	78.0%	78.2%	78.7%

Gross margin	21.7%	23.3%	22.0%	21.8%	21.3%

Corporate and other expenses:
General and administrative (excludes stock-based compensation)	6.0%	5.7%	5.5%	5.5%	6.0%
Stock-based compensation	2.8	0.0	0.2	0.2	0.6
Amortization	3.8	3.6	3.0	3.3	3.0
Depreciation	0.9	1.0	1.1	1.2	1.0
Impairment of goodwill and intangible assets	0.5	2.1	0.8	0.6	1.0
Loss on sale of subsidiaries	0.1	0.4	—	0.0	0.1

	14.1%	12.8%	10.6%	10.8%	11.7%

Cost of services

Commissions and fees.    Commissions and fees are typically paid to non-principal producers, who are producers that are employed by or affiliated with our firms but are not principals. When business is generated solely by a principal, no commission expense is incurred because principals are only paid from a share of the cash flow of the acquired firm through management fees. However, when income is generated by a non-principal producer, the producer is generally paid a portion of the commission income, which is reflected as commission expense of the acquired firm. The use of non-principal producers affords principals the opportunity to expand the reach of the business of a firm beyond clients or customers with whom they have direct contact. In addition, NFPSI pays commissions to our affiliated third-party distributors who transact business through NFPSI.

Operating expenses.    Our firms incur operating expenses related to maintaining individual offices, including compensating non-producing staff. Firm operating expenses also include the expenses of NFPSI and of NFP Insurance Services, Inc., or NFPISI, another subsidiary that serves our acquired firms and through which our acquired firms and our affiliated third-party distributors access insurance and financial services products and manufacturers.

Management fees.    We pay management fees to the principals of our firms and/or certain entities they own based on the financial performance of the firms they manage. We typically pay a portion of the management fees monthly in advance. Once we receive cumulative preferred earnings (base earnings) from a firm, the principals and/or an entity the principals own will earn management fees equal to earnings above base earnings up to target earnings. An additional management fee is paid in respect of earnings in excess of target earnings based on the ratio of base earnings to target earnings. For example, if base earnings equal 40% of target earnings, we receive 40% of earnings in excess of target earnings and the principal and/or the entity receives 60%. Management fees also include an accrual for certain performance-based incentive amounts payable under our ongoing incentive program.

The ratio of management fees to gross margin before management fees is dependent on the percentage of total earnings of our firms capitalized by us, the performance of our firms relative to base earnings and target earnings, the growth of our firms in the periods after their first three years following acquisition, and the earnings of NFPISI and NFPSI, from which no management fees are paid. Because of our cumulative preferred position, if a firm produces earnings below target earnings in a given year, our share of the firm’s total earnings would be higher for that year. If a firm produces earnings at or above target earnings, our share of the firm’s total earnings would be equal to the percentage of the earnings capitalized by our initial transaction, less any additional management fees earned under ongoing incentive plans.

The following table summarizes the results of operations of our firms for the periods presented and shows management fees as a percentage of gross margin before management fees:

	Years ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
	(in thousands)
Revenue:
Commissions and fees	$348,172	$464,426	$639,472	$282,619	$365,380
Cost of services:
Commissions and fees	91,848	111,625	163,781	79,278	100,962
Operating expenses	115,286	150,280	190,192	87,605	119,312

Gross margin before management fees	141,038	202,521	285,499	115,736	145,106
Management fees	65,602	94,372	145,073	54,143	67,399

Gross margin	$75,436	$108,149	$140,426	$61,593	$77,707
Management fees, as a percentage of gross margin before management fees	46.5%	46.6%	50.8%	46.8%	46.4%

Corporate and other expenses

General and administrative.    At the corporate level, we incur general and administrative expense related to the acquisition of and administration of our firms. General and administrative expense includes compensation, occupancy, professional fees, travel and entertainment, technology, telecommunication, advertising and marketing, internal audit and certain corporate compliance costs. Stock-based compensation expense is disclosed separately.

Stock-based compensation. Stock-based compensation expense consists primarily of expenses related to stock option grants under two incentive programs offered to the principals and certain employees of our earlier acquisitions. As an inducement to the sellers of the first 27 firms we acquired, the first incentive program allowed principals and certain employees to earn options at a fixed exercise price of $10.00 per share. The incentive program under which these stock options were granted expired, and therefore the stock-based compensation expense related to this program has ended. The second program, offered to the sellers of the next 40 firms we acquired, allows principals and certain employees to earn options with a strike price equal to the price of our common stock at the time the options were earned. The second incentive program expired at the end of 2003.

In addition to these incentive programs, we have incurred stock-based compensation expense for awards (stock options and restricted stock units) granted to employees and directors. Stock options granted to employees through December 31, 2002 were accounted for under the intrinsic-value-based method of accounting in accordance with Accounting Principles Board Opinion No. 25 (APB 25). On January 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS 123), in accordance with SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (SFAS 148), and have adopted the “prospective” method of transition. Under this method, the cost of awards granted to employees after January 1, 2003 is included in the determination of net income.

Recently Issued Accounting Standards.    In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised), “Share-Based Payment” (SFAS 123R). SFAS 123R eliminates the intrinsic value method under APB 25 as an alternative method of accounting for stock-based awards. SFAS 123R also revises the value-based method of accounting for share-based payment liabilities, forfeitures and modifications of stock-based awards and clarifies SFAS 123’s guidance in several areas, including measuring fair market value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. In addition, SFAS 123R amends SFAS No. 95, “Statement of Cash Flows” (SFAS 95), to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid, which is included within operating cash flows. In April 2005, the SEC amended the required adoption date of SFAS 123R, which is effective for public companies at the beginning of the next fiscal year instead of the first interim or annual period beginning after June 15, 2005. Thus, we are required to adopt SFAS 123R no later than January 1, 2006. Had we adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to our Consolidated Financial Statements included elsewhere in this prospectus.

Amortization.    We incur amortization expense related to the amortization of intangible assets.

Impairment of goodwill and intangible assets.    The firms we acquire may not continue to positively perform after the acquisition for various reasons, including legislative or regulatory changes that affect the products in which a firm specializes, the loss of key clients after the acquisition closed, general economic factors that impact a firm in a direct way and the cultural incompatibility of an acquired firm’s management team with us. In such situations, we may take impairment charges in accordance with SFAS 142 and SFAS 144 and reduce the carrying cost of acquired identifiable intangible assets (including book of business, management contracts, institutional customer relationships and trade name) and goodwill to their respective fair values. Management reviews and evaluates the financial and operating results of our acquired firms on a firm-by-firm basis throughout the year to assess the recoverability of goodwill and other intangible assets associated with these firms. In assessing the recoverability of goodwill and other intangible assets, management uses historical trends and makes projections regarding the estimated future cash flows and other factors to determine the recoverability of the respective assets. If a firm’s goodwill and other intangible assets do not meet the recoverability test, the firm’s carrying value will be compared to its estimated fair value. The fair value is based upon the amount at which the acquired firm could be bought or sold in a current transaction between us and the principals and/or the present value of the assets’ future cash flows. The intangible assets associated with a particular firm may be impaired when the firm has experienced a significant deterioration in its business indicated by an inability to produce at the level of base earnings for a period of four consecutive quarters and when the firm does not appear likely to improve its operating results or cash flows in the foreseeable future. Management believes that this is an appropriate time period to evaluate firm performance given the seasonal nature of many firms’ activities.

Depreciation.    We incur depreciation expense related to capital assets, such as investments in technology, office furniture and equipment, as well as amortization for our leasehold improvements.

(Gain) loss on sale of subsidiaries.    From time to time, we have disposed of acquired firms. In these dispositions, we may realize a gain or loss on the sale of the subsidiary.

Results of Operations

Through acquisitions and internal growth, we have achieved revenue growth of 30%, 33%, 38% and 29% in the years ended December 31, 2002, 2003, 2004 and the six months ended June 30, 2005, respectively. While this growth was driven primarily by our acquisitions, it has been augmented by internal growth in the revenue of our acquired firms, as well as the growth of NFPISI and NFPSI. In 2002, 2003, 2004 and for the six months ended June 30, 2005, our firms had an internal revenue growth rate of 5%, 14%, 16% and 9%, respectively.

As a measure of financial performance, we calculate the internal growth rate of the revenue of our firms. This calculation compares the change in revenue of a comparable group of firms for the same time period in successive years. We include firms in this calculation at the beginning of the first fiscal quarter that begins one year after acquisition by us unless a firm has merged with another owned firm or has made a sub-acquisition that represents more than 25% of the base earnings of the acquiring firm. With respect to two owned firms that merge, the combined firm is excluded from the calculation from the time of the merger until the first fiscal quarter that begins one year after acquisition by us of the most recently acquired firm participating in the merger. However, if both firms involved in a merger are included in the internal growth rate calculation at the time of the merger, the combined firm continues to be included in the calculation after the merger. With respect to the sub-acquisitions described above, to the extent the sub-acquired firm does not separately report financial statements to NFP, the acquiring firm is excluded from the calculation from the time of the sub-acquisition until the first fiscal quarter beginning one year following the sub-acquisition. Sub-acquisitions that represent less than 25% of the base earnings of the acquiring firms are considered to be internal growth. For further information about sub-acquisitions, see “Business—Operations—Sub-Acquisitions.” With respect to dispositions, we include these firms up to the time of disposition and exclude these firms for all periods after the disposition. The calculation described above is not adjusted for intercompany transactions that result in the same item of revenue being recorded by two firms.

Our management also monitors acquired firm revenue, commissions and fees expense and operating expense from new acquisitions as compared with existing firms. For this purpose, a firm is considered to be a new acquisition for the twelve months following the acquisition. After the first twelve months, a firm is considered to be an existing firm. Within any reported period, a firm may be considered to be a new acquisition for part of the period and an existing firm for the remainder of the period. Additionally, NFPSI and NFPISI are considered to be existing firms. Sub-acquisitions that do not separately report their results are considered to be part of the firm making the acquisition, and the results of firms disposed of are included in the calculations. The results of operations discussions set forth below include analysis of the relevant line items on this basis.

Six months ended June 30, 2005 compared with the six months ended June 30, 2004

The following table provides a comparison of our revenue and expenses for the periods presented:

	Six Months Ended June 30,
	2004	2005	$ Change	% Change
	(in millions)
Statement of Operations Data:
Revenue:
Commissions and fees	$282.6	$365.4	$82.8	29.3%
Cost of services:
Commissions and fees	79.2	101.0	21.8	27.5
Operating expenses	87.6	119.3	31.7	36.2
Management fees	54.2	67.4	13.2	24.4

Total cost of services	221.0	287.7	66.7	30.2

Gross margin	61.6	77.7	16.1	26.1
Corporate and other expenses:
General and administrative (excludes stock-based compensation)	15.6	22.2	6.6	42.3
Stock-based compensation	0.6	2.0	1.4	233.3
Amortization	9.4	11.1	1.7	18.1
Depreciation	3.3	3.5	0.2	6.1
Impairment of goodwill and intangible assets	1.7	3.7	2.0	117.6
(Gain) loss on sale of subsidiaries	(0.1)	0.3	0.4	NM

Total corporate and other expenses	30.5	42.8	12.3	40.3

Income from operations	31.1	34.9	3.8	12.2
Interest and other income	1.2	1.4	0.2	16.7
Interest and other expense	(1.0)	(3.5)	(2.5)	(250.0)

Net interest and other	0.2	(2.1)	(2.3)	NM
Income before income taxes	31.3	32.8	1.5	4.8
Income tax expense	14.3	14.6	0.3	2.1

Net income	$17.0	$18.2	$1.2	7.1%

Summary

Net income. Net income increased $1.2 million, or 7.1%, to $18.2 million in the six months ended June 30, 2005 compared with $17.0 million in the same period last year. The increase was driven by acquisitions and continued growth of our existing firms partially offset by higher corporate and other expenses and interest expense.

Revenue

Commissions and fees. Commissions and fees increased $82.8 million, or 29.3%, to $365.4 million in the six months ended June 30, 2005 compared with $282.6 million in the same period last year. Approximately $49.4 million of the increase was due to business generated by new acquisitions, and approximately $33.4 million was a direct result of increased volume of business from our existing firms, including NFPSI and NFPISI.

Cost of services

Commissions and fees. Commissions and fees expense increased $21.8 million, or 27.5%, to $101.0 million in the six months ended June 30, 2005 compared with $79.2 million in the same period last year. As a percentage of revenue, commissions and fees expense decreased to 27.6% year to date in 2005 from 28% in the same period last year. Approximately $12.0 million of the increase was due to business generated by new acquisitions, and approximately $9.8 million was due to increased volume of business from our existing firms. The decline as a percentage of revenue was due to lower commissions and fees expense at new acquisitions.

Operating expenses. Operating expenses increased $31.7 million, or 36.2%, to $119.3 million in the six months ended June 30, 2005 compared with $87.6 million in the same period last year. As a percentage of revenue, operating expenses increased to 32.7% year to date in 2005 from 31.0% in the same period of 2004. Approximately $18.5 million of the increase was due to operating expenses of new acquisitions, and approximately $13.2 million was a result of increased operating expenses at our existing firms. Operating expenses as a percentage of revenue were higher at our new acquisitions, which resulted in the overall increase in operating expenses as a percentage of revenue.

Management fees. Management fees increased $13.2 million, or 24.4%, to $67.4 million in the six months ended June 30, 2005 compared with $54.2 million in the same period last year. The increase resulted from higher earnings at our acquired firms generated primarily through new acquisitions and internal growth of existing firms. Management fees represented 46.4% of gross margin before management fees in the six months ended June 30, 2005 compared with 46.8% in the same period last year. Included in management fees was an accrual of $4.0 million for ongoing incentive plans in the six months ended June 30, 2005 compared with $1.5 million in the six months ended June 30, 2004. Management fees as a percentage of revenue decreased to 18.4% in the six months ended June 30, 2005 from 19.2% in the same period last year.

Gross margin. Gross margin increased $16.1 million, or 26.1%, to $77.7 million in the six months ended June 30, 2005 compared with $61.6 million in the same period last year. Gross margin as a percentage of revenue decreased to 21.3% in the six months ended June 30, 2005 from 21.8% in the same period last year. The decrease as a percentage of revenue was due to lower overall gross margin as a percentage of revenue at new acquisitions, which was largely offset by improved gross margin as a percentage of revenue at our existing firms.

Corporate and other expenses

General and administrative. General and administrative expenses increased $6.6 million, or 42.3%, to $22.2 million in the six months ended June 30, 2005 compared with $15.6 million in the same period last year. As a percentage of revenue, general and administrative expense increased to 6.0% in the six months ended June 30, 2005 compared with 5.5% in the same period last year. The increase was largely due to $4.0 million in expenses incurred for our completed internal review of our insurance operations and $0.5 million in moving-related expenses.

Stock-based compensation. Stock-based compensation expense increased $1.4 million, or 233.3%, to $2.0 million in the six months ended June 30, 2005 compared with $0.6 million in the same period last year. As a percentage of revenue, stock-based compensation expense was 0.6% in the six months ended June 30, 2005 compared with 0.2% in the same period last year. The increase in stock-based compensation was primarily due to stock awards granted subsequent to the second quarter of 2004.

Amortization. Amortization increased $1.7 million, or 18.1%, to $11.1 million in the six months ended June 30, 2005 compared with $9.4 million in the same period last year. Amortization expense increased as a result of a 25.7% increase in net intangible assets resulting primarily from new acquisitions. As a percentage of revenue, amortization was 3.0% in the six months ended June 30, 2005 compared with 3.3% in the same period last year.

Depreciation. Depreciation expense increased $0.2 million, or 6.1%, to $3.5 million in the six months ended June 30, 2005 compared with $3.3 million in the same period last year. The increase in depreciation resulted from an increase in the number of owned firms and capital expenditures at our existing firms.

Impairment of goodwill and intangible assets. Impairment of goodwill and intangible assets increased $2.0 million to $3.7 million for the period ended June 30, 2005 compared with $1.7 million in the prior year period.

The impairments related to six firms in the 2005 period and four firms in 2004. As a percentage of revenue, impairment of goodwill and intangibles was 1% for the first six months of 2005 and less than 1% in the same period a year earlier.

Interest and other income. Interest and other income was $1.4 million and $1.2 million in the six months ended June 30, 2005 and 2004, respectively, reflecting an increase of $0.2 million, or 16.7%.

Interest and other expense. Interest and other expense increased $2.5 million, or 250.0%, to $3.5 million in the six months ended June 30, 2005 compared with $1.0 million in the same period last year. The increase was comprised principally of two components, higher interest expense related to increased borrowings for acquisitions and a $0.5 million write-off of unamortized costs related to the early termination and replacement of our $90 million credit facility.

Income tax expense

Income tax expense. Income tax expense increased $0.3 million, or 2.1%, to $14.6 million in the six months ended June 30, 2005 compared with $14.3 million in the same period last year. The estimated effective tax rate in the second quarter of 2005 was 44.5% compared with 45.6% in the 2004 period. The change in the estimated effective tax rate principally resulted from changes in nondeductible expenses relative to pretax income.

Year ended December 31, 2004 compared with the year ended December 31, 2003

The following table provides a comparison of our revenue and expenses for the periods presented.

	Years ended December 31,
	2003	2004	$ Change	% Change
	(in millions)
Statement of Income Data:
Revenue:
Commissions and fees	$464.4	$639.5	$175.1	37.7%
Cost of services:
Commissions and fees	111.6	163.8	52.2	46.8
Operating expenses	150.3	190.2	39.9	26.5
Management fees	94.4	145.1	50.7	53.7

Total cost of services	356.3	499.1	142.8	40.1

Gross margin	108.1	140.4	32.3	29.9

Corporate and other expenses:
General and administrative (excludes stock-based compensation)	26.2	35.4	9.2	35.1
Stock-based compensation	0.2	1.4	1.2	NM
Amortization	16.5	19.5	3.0	18.2
Impairment of goodwill and intangible assets	9.9	4.8	(5.1)	(51.5)
Depreciation	4.7	6.7	2.0	42.6
Loss (gain) on sale of subsidiaries	1.8	(0.1)	(1.9)	NM

Total corporate and other expenses	59.3	67.7	8.4	14.2

Income from operations	48.8	72.7	23.9	49.0

Interest and other income	1.6	2.2	0.6	37.5
Interest and other expense	(3.6)	(2.8)	0.8	(22.2)

Net interest and other	(2.0)	(0.6)	1.4	(70.0)

Income before income taxes	46.8	72.1	25.3	54.1
Income tax expense	23.3	32.0	8.7	37.3

Net income	$23.5	$40.1	$16.6	70.6%

NM indicates not meaningful.

Summary

Net income.    Net income increased $16.6 million, or 70.6%, to $40.1 million in 2004 compared with $23.5 million in 2003. The increase in 2004 was primarily a result of the continued growth of existing firms, the acquisition of new firms and a decrease in the estimated effective tax rate to 44.4% in 2004 from 49.8% in 2003.

Revenue

Commissions and fees.    Commissions and fees increased $175.1 million, or 37.7%, to $639.5 million in 2004 compared with $464.4 million in 2003. The increase was due to business generated by firms that were acquired in 2003 and in 2004 as well as an increased volume of business from our existing firms. Commissions and fees from new acquisitions was approximately $88.0 million in 2004. Commissions and fees from existing firms was $551.5 million in 2004, an increase of $87.1 million, or 18.8%, from $464.4 million in 2003.

Cost of services

Commissions and fees.    Commissions and fees expense increased $52.2 million, or 46.8%, to $163.8 million in 2004 compared with $111.6 million in 2003. The increase was principally due to business generated by firms which were acquired in 2003 and in 2004, as well as an increased volume of business from our existing firms. As a percentage of revenue, commissions and fees expense increased to 25.6% in 2004 from 24.0% in 2003. The increase as a percentage of revenue was primarily attributable to the impact of two acquisitions completed early in 2004, both of which are wholesale operations that pay out a relatively high percentage of revenue in the form of commissions to producers. Commissions and fees expense from new acquisitions was approximately $28.4 million in 2004. Commissions and fees expense from existing firms was approximately $135.4 million in 2004 compared with $111.6 million in 2003.

Operating expenses.    Operating expenses increased $39.9 million, or 26.5%, to $190.2 million in 2004 compared with $150.3 million in 2003. The increase was principally due to business generated by firms which were acquired during 2003 and 2004 and internal growth at our existing firms. As a percentage of revenue, operating expenses declined to 29.7% in 2004 from 32.4% in 2003 as the rate of expense growth was below the rate of revenue growth. Operating expenses from new acquisitions were approximately $15.4 million in 2004. Operating expenses from existing firms were approximately $174.8 million in 2004 compared with $150.3 million in 2003.

Management fees.    Management fees increased $50.7 million, or 53.7%, to $145.1 million in 2004 compared with $94.4 million in 2003. The increase results from higher earnings at our acquired firms generated primarily through new acquisitions and internal growth of existing firms. Management fees represented 50.8% of gross margin before management fees in 2004 compared with 46.6% in 2003. A higher percentage of our firms operated at or above target earnings in 2004 compared with 2003. This resulted in a greater proportion of management fees being accrued than in the prior period. In addition, management fees included an accrual of $9.3 million for ongoing incentive plans in 2004 compared with $2.4 million in 2003, primarily reflecting growth at firms that we have owned for at least three years, and that are ending their incentive cycle. Offsetting the increase were higher earnings at NFPISI and NFPSI, for which no management fee expense is realized. Management fees as a percentage of revenue increased to 22.7% in 2004 from 20.3% in 2003.

Gross margin.    Gross margin increased $32.3 million, or 29.9%, to $140.4 million in 2004 compared with $108.1 million in 2003. This increase was largely due to the rate of growth in revenue exceeding the growth in commissions and fees expense and operating expenses as described above.

Corporate and other expenses

General and administrative.    General and administrative expenses increased $9.2 million, or 35.1%, to $35.4 million in 2004 compared with $26.2 million in 2003. The increase was primarily due to cost associated with the implementation of the Sarbanes-Oxley Act and other corporate initiatives. In 2004, expenses associated with the Sarbanes-Oxley Act compliance totaled approximately $3.8 million. In addition, we incurred one-time expenses of $1.0 million related to a reserve for notes receivable related primarily to two previously unwound firms and severance. As a percentage of revenue, general and administrative expense declined to 5.5% in 2004 compared with 5.7% in 2003, as we continued to benefit from the absorption of corporate expenses over an expanding revenue base.

Stock-based compensation.    Stock-based compensation expense increased $1.2 million to $1.4 million in 2004 compared with $0.2 million in 2003. The increase is primarily due to new awards granted during 2004. The 2003 amount of $0.2 million includes a reduced accrual for accrued stock-based compensation expense related to options expected to be issued under the option incentive programs (see “Business—Acquisition Strategy—Option incentive programs”). One program expired during the second half of 2002 and the other program expired in the fourth quarter of 2003. In conjunction with the ending of these programs, we reduced accruals for options which were not issued by $2.1 million during 2003. The reduction of these accruals offset option expense of $1.8 million recorded in connection with the option incentive programs and $0.5 million of option compensation expense for the stock-based employee compensation plans. As a percentage of revenue, option compensation expense was 0.2% in 2004 compared with less than 0.1% in 2003.

Amortization.    Amortization increased $3.0 million, or 18.2%, to $19.5 million in 2004 compared with $16.5 million in 2003. Amortization expense increased as a result of a 17% increase in net intangible assets resulting primarily from acquisitions consummated in 2004. As a percentage of revenue, amortization was 3.0% in 2004 compared with 3.6% in 2003.

Impairment of goodwill and intangible assets.    Impairment of goodwill and intangible assets decreased $5.1 million to $4.8 million in 2004 compared with $9.9 million in 2003. The impairments were related to seven firms in 2004 and five firms in 2003 and resulted in a reduction of the carrying value of the identifiable intangible assets and goodwill associated with these firms to their fair value. As a percentage of revenue, impairment of goodwill and intangible assets was 0.8% in 2004 compared with 2.1% in 2003.

Depreciation.    Depreciation expense increased $2.0 million, or 42.6%, to $6.7 million in 2004 compared with $4.7 million in 2003. The increase in depreciation resulted from an increase in the number of owned firms and a higher level of capital expenditures as some firms moved into newer or larger facilities, purchased office furniture and made investments in new technology. As a percentage of revenue, depreciation expense was 1.1% in 2004 and 1.0% in 2003.

Loss (gain) on sale of subsidiaries.    Loss on sale of subsidiaries decreased $1.9 million to $(0.1) million in 2004 compared with $1.8 million in 2003. The gain on sale resulted from the disposal of one subsidiary in 2004 and the loss on sale resulted from the disposal of three subsidiaries in 2003.

Interest and other income.    Interest and other income increased $0.6 million, or 37.5%, to $2.2 million in 2004 compared with $1.6 million in 2003.

Interest and other expense.    Interest and other expense decreased $0.8 million, or 22.2%, to $2.8 million in 2004 compared with $3.6 million in 2003. The decrease was due to lower average borrowings under our bank line of credit offset, in part, by a $1.1 million write-off of leasehold improvements and furniture and fixtures related to relocating our headquarters.

Income tax expense

Income tax expense.    Income tax expense increased $8.7 million, or 37.3%, to $32.0 million in 2004 compared with $23.3 million in 2003. The increase is a direct result of an 54.1% increase in pretax income for the year ended December 31, 2004 of $72.1 million compared with $46.8 million for the year ended December 31, 2003, offset by a decrease in our effective tax rate to 44.4% from 49.8%. The effective tax rate differs from the provision calculated at the federal statutory rate primarily because of certain expenses that are not deductible for tax purposes, as well as the effects of state and local taxes. The effective tax rate declined in 2004 as a direct result of the proportional increase in pretax income relative to nondeductible expenses, as well as benefits obtained through state tax planning initiatives commenced during the year.

Year ended December 31, 2003 compared with the year ended December 31, 2002

The following table provides a comparison of our revenue and expenses for the periods presented.

	Years ended December 31,
	2002	2003	$ Change	% Change
	(in millions)
Statement of Operations Data:
Revenue:
Commissions and fees	$348.2	$464.4	$116.2	33.4%
Cost of services:
Commissions and fees	91.9	111.6	19.7	21.4
Operating expenses	115.3	150.3	35.0	30.4
Management fees	65.6	94.4	28.8	43.9

Total cost of services	272.8	356.3	83.5	30.6

Gross margin	75.4	108.1	32.7	43.4

Corporate and other expenses:
General and administrative (excludes stock-based compensation)	20.7	26.2	5.5	26.6
Stock-based compensation	9.9	0.2	(9.7)	(98.0)
Amortization	13.3	16.5	3.2	24.1
Impairment of goodwill and intangible assets	1.8	9.9	8.1	NM
Depreciation	3.1	4.7	1.6	51.6
Loss on sale of subsidiaries	0.3	1.8	1.5	NM

Total corporate and other expenses	49.1	59.3	10.2	20.8

Income from operations	26.3	48.8	22.5	85.6

Interest and other income	1.9	1.6	(0.3)	(15.8)
Interest and other expense	(3.5)	(3.6)	(0.1)	2.9

Net interest and other	(1.6)	(2.0)	(0.4)	25.0

Income before income taxes	24.7	46.8	22.1	89.5
Income tax expense	13.1	23.3	10.2	77.9

Net income	$11.6	$23.5	$11.9	102.6%

NM indicates not meaningful.

Summary

Net income.    Net income increased $11.9 million, or 102.6%, to $23.5 million in 2003 compared with $11.6 million in 2002. The increase in 2003 was largely due to acquisitions and the internal growth of our firms and was partially offset by impairment of goodwill and intangible assets, loss on sale of subsidiaries and an increase in general and administrative expenses.

Revenue

Commissions and fees.    Commissions and fees increased $116.2 million, or 33.4%, to $464.4 million in 2003 compared with $348.2 million in 2002. The increase was due to business generated by firms that were acquired in 2002 and in 2003 as well as an increased volume of business from our existing firms. Commissions and fees from new acquisitions was approximately $61.3 million in 2003. Commissions and fees from existing firms was $403.1 million in 2003, an increase of $54.9 million, or 15.8%, from $348.2 million in 2002.

Cost of services

Commissions and fees.    Commissions and fees expense increased $19.7 million, or 21.4%, to $111.6 million in 2003 compared with $91.9 million in 2002. The increase was principally due to business generated by firms which were acquired in 2002 and in 2003. As a percentage of revenue, commissions and fees expense decreased to 24.0% in 2003 from 26.4% in 2002. The decline as a percentage of revenue was attributable to lower commission expense as a percentage of revenue at newly acquired firms as well as a reduction in the commission payout rate at our broker-dealer, NFPSI. Commissions and fees expense from new acquisitions was approximately $5.4 million in 2003. Commissions and fees expense from existing firms was approximately $106.2 million in 2003 compared with $91.9 million in 2002.

Operating expenses.    Operating expenses increased $35.0 million, or 30.4%, to $150.3 million in 2003 compared with $115.3 million in 2002. The increase was principally due to business generated by firms which were acquired during 2002 and 2003 and internal growth at our existing firms. As a percentage of revenue, operating expenses declined to 32.4% in 2003 from 33.1% in 2002 as the rate of expense growth was slightly below the rate of revenue growth. Operating expenses from new acquisitions were approximately $19.5 million in 2003. Operating expenses from existing firms were approximately $130.8 million in 2003 compared with $115.3 million in 2002.

Management fees.    Management fees increased $28.8 million, or 43.9%, to $94.4 million in 2003 compared with $65.6 million in 2002. The increase results from higher earnings at our acquired firms generated primarily through new acquisitions and internal growth of existing firms. Management fees represented 46.6% of gross margin before management fees in 2003 compared with 46.5% in 2002. A higher percentage of our firms operated at or above target earnings in 2003 compared with 2002. This resulted in a greater proportion of management fees being accrued than in the prior period. In addition, management fees included an accrual of $2.4 million for ongoing incentive plans in 2003 compared with $0.8 million in 2002, reflecting growth at firms that we have owned for at least three years. Offsetting the increase were higher earnings at NFPISI and NFPSI, for which no management fee expense is realized. Management fees as a percentage of revenue increased to 20.3% in 2003 from 18.8% in 2002.

Gross margin.    Gross margin increased $32.7 million, or 43.4%, to $108.1 million in 2003 compared with $75.4 million in 2002. This increase was largely due to the rate of growth in revenue exceeding the growth in commissions and fees expense and operating expenses as described above.

Corporate and other expenses

General and administrative.    General and administrative expenses increased $5.5 million, or 26.6%, to $26.2 million in 2003 compared with $20.7 million in 2002. The increase reflected additional expenses associated with operating as a public company, including increased directors and officers liability insurance premiums, costs associated with stockholder services, as well as higher accrued incentive compensation. In 2003 we accrued $1.8 million for a production bonus related to the acquisition of an insurance marketing platform completed at the beginning of 2000. The production bonus was accrued based upon the achievement of specific milestones over a thirty-nine month period. During 2002 we reversed approximately $0.7 million of acquisition bonuses that were previously accrued as certain contingencies required for the payment of the bonuses and were not met As a percentage of revenue, general and administrative expense declined to 5.7% in 2003 compared with 6.0% in 2002, as we continue to benefit from the absorption of corporate expenses over an expanding revenue base.

Stock-based compensation.    Stock-based compensation expense decreased $9.7 million to $0.2 million in 2003 compared with $9.9 million in 2002. In prior years, we accrued stock-based compensation expense related to options expected to be issued under the option incentive programs (see “Business—Acquisition Strategy—Option incentive programs”). One program expired during the second half of 2002 and the other program expired in the fourth quarter of 2003. In conjunction with the ending of these programs, we reduced accruals for options which were not issued by $2.1 million during 2003. The reduction of these accruals offset stock-based compensation expense of $1.8 million recorded in connection with the option incentive programs and $0.5 million of stock-based compensation expense for the stock-based employee compensation plans. As a percentage of revenue, stock-based compensation expense was less than 0.1% in 2003 compared with 2.8% in 2002.

Amortization.    Amortization increased $3.2 million, or 24.1%, to $16.5 million in 2003 compared with $13.3 million in 2002. Amortization expense increased as a result of a 13% increase in net intangible assets resulting primarily from acquisitions consummated in 2003. As a percentage of revenue, amortization was 3.6% in 2003 compared with 3.8% in 2002.

Impairment of goodwill and intangible assets.    Impairment of goodwill and intangible assets increased $8.1 million to $9.9 million in 2003 compared with $1.8 million in 2002. The impairments were related to five firms in 2003 and three firms in 2002 and resulted in a reduction of the carrying value of the identifiable intangible assets and goodwill associated with these firms to their fair value. As a percentage of revenue, impairment of goodwill and intangible assets was 2.1% in 2003 compared with 0.5% in 2002.

Depreciation.    Depreciation expense increased $1.6 million, or 51.6%, to $4.7 million in 2003 compared with $3.1 million in 2002. The increase in depreciation resulted from an increase in the number of owned firms and a higher level of capital expenditures as some firms moved into newer or larger facilities, purchased office furniture and made investments in new technology. As a percentage of revenue, depreciation expense increased to 1.0% in 2003 from 0.9% in 2002.

Loss on sale of subsidiaries.    Loss on sale of subsidiaries increased $1.5 million to $1.8 million in 2003 compared with $0.3 million in 2002. The loss on sale resulted from the disposal of three subsidiaries in 2003 and two subsidiaries in 2002.

Interest and other income.    Interest and other income decreased $0.3 million, or 15.8%, to $1.6 million in 2003 compared with $1.9 million in 2002.

Interest and other expense.    Interest and other expense increased $0.1 million, or 2.9%, to $3.6 million in 2003 compared with $3.5 million in 2002. The increase was due to higher average borrowings under our bank line of credit offset, in part, by lower interest rates.

Income tax expense

Income tax expense.    Income tax expense increased $10.2 million, or 77.9%, to $23.3 million in 2003 compared with $13.1 million in 2002. The increase is a direct result of an 89.5% increase in pretax income for the year ended December 31, 2003 of $46.8 million compared with $24.7 million for the year ended December 31, 2002, offset by a decrease in our effective tax rate to 49.8% from 53.1%. The effective tax rate differs from the provision calculated at the federal statutory rate primarily because of certain expenses that are not deductible for tax purposes, as well as the effects of state and local taxes. The effective tax rate declined in 2003 as a direct result of the proportional increase in pretax income relative to nondeductible expenses. In addition, in 2003, we recorded an accrual of $1.3 million compared to an accrual of $2.1 million in 2002, representing the difference between the final aggregate state and local taxes and those previously estimated and accrued.

Liquidity and Capital Resources

Summary cash flow data is provided as follows (in thousands):

	Years ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
Cash flows provided by (used in):
Operating activities	$24,347	$50,263	$86,111	$24,022	$4,352
Investing activities	(33,019)	(59,182)	(70,878)	(39,095)	(108,403)
Financing activities	5,092	48,349	(3,374)	(1,111)	72,158

Increase (decrease)	(3,580)	39,430	11,859	(16,184)	(31,893)
Cash and cash equivalents—beginning of period	35,394	31,814	71,244	71,244	83,103

Cash and cash equivalents—end of period	$31,814	$71,244	$83,103	$55,060	$51,210

As of June 30, 2005, we had cash and cash equivalents of $51.2 million, a decrease of $31.9 million from the balance as of December 31, 2004 of $83.1 million. The decrease in cash and cash equivalents during the six months ended June 30, 2005 resulted principally from cash paid for acquisitions and amounts due to principals and/or certain entities they own, partially offset by net income and borrowings under our credit facility. As of December 31, 2004, we had cash and cash equivalents of $83.1 million, an increase of $11.9 million from the balance as of December 31, 2003 of $71.2 million. As of December 31, 2003, we had cash and cash equivalents of $71.2 million, an increase of $39.4 million from the balance as of December 31, 2002 of $31.8 million. The increase in cash and cash equivalents during 2004 was due to cash provided by operations, and cash proceeds from the exercise of stock options, offset by payments for acquired firms and contingent consideration, and cash dividends paid on common stock. The increase in cash and cash equivalents during 2003 was due to net cash proceeds of $86.4 million provided by the sale of 4.3 million shares of common stock through our initial public offering in September 2003 and cash provided by operations, offset by $39.5 million in repayments of borrowings under our previous credit facility. The decrease in cash and cash equivalents during 2002 resulted from investments in acquisitions and capital spending which were partially offset by the increase in cash provided by operations and additional borrowings under our previous credit facility.

During the six months ended June 30, 2005, cash provided by operating activities was $4.4 million, primarily generated from net income plus non-cash charges of $18.0 million and a decrease of $8.3 million in commissions, fees and premiums receivable, partially offset by net payments to principals and/or certain entities they own of $14.1 million and a decrease in accrued liabilities of $19.4 million. During the six months ended June 30, 2004, cash provided by operating activities was $24.0 million, primarily generated from net income plus noncash charges and a decrease in commissions, fees and premiums receivable, net, which was partially offset by a decrease in due to principals and/or certain entities they own, accounts payable and accrued liabilities. During 2004, cash provided by operating activities was $86.1 million resulting primarily from an increase in net income and an increase in premiums payable to insurance carriers, due to principals and/or certain entities they own and accrued liabilities. The increase was partially offset by an increase in cash, cash equivalents and securities purchased under resale agreements in premium trust accounts, commissions, fees and premiums receivable, net, and other current assets. During 2003, cash provided by operating activities was $50.3 million, resulting primarily from an increase in net income and an increase in premiums payable to insurance carriers, accrued liabilities and due to principals and/or certain entities they own, and partially offset by an increase in cash, cash equivalents and securities purchased under resale agreements in premium trust accounts, and commissions, fees and premium receivable, net. During 2002, $24.3 million of cash was provided by operating activities, primarily as a result of an increase in net income, partially offset by an increase in notes receivable, net of deposits, and an increase in commissions, fees and premiums receivable.

During the six months ended June 30, 2005 and 2004, cash used in investing activities was $108.4 million and $39.1 million, respectively, in both cases for the acquisition of firms and property and equipment. During the six months ended June 30, 2005 and 2004, we used $98.3 million and $34.8 million, respectively, for payments for acquired firms and contingent consideration. In each period, payments for acquired firms represented the largest use of cash in investing activities. During 2004, 2003 and 2002, cash used in investing activities was $70.9 million, $59.2 million and $33.0 million, respectively, in each case for the acquisition of firms and property and equipment. During 2004, 2003 and 2002, we used $60.2 million, $52.3 million and $29.8 million, respectively, for payments for acquired firms and contingent consideration. In each period, payments for acquired firms represented the largest use of cash in investing activities.

During the six months ended June 30, 2005 and 2004, cash provided by (used in) financing activities was $72.2 million and $(1.1) million, respectively. During the six months ended June 30, 2005 and 2004, cash provided by financing activities was primarily the result of net borrowings under our $175 million credit facility and $90 million credit facility, respectively. In June 2005, we entered into the $175 million credit facility, which replaced our $90 million credit facility (see discussion under “Borrowings”) and is used to finance new acquisitions and fund general corporate purposes. During 2004, 2003 and 2002, cash (used in) provided by financing activities was $(3.4) million, $48.3 million and $5.1 million, respectively. In 2004, cash used in financing activities was primarily the result of $13.3 million of common stock dividends paid offset by $8.0 million of cash proceeds, net of tax benefits, from the exercise of stock options. In 2003, cash provided by financing activities was primarily the result of the sale of 4.3 million shares of our common stock in our initial public offering in September 2003 and was partially offset by cash used in the repayment of borrowings under our previous credit facility. In 2002, cash provided by financing activities was primarily the result of borrowings under our previous credit facility.

Some of our firms maintain premium trust accounts which represent payments collected from insureds on behalf of carriers. Funds held in these accounts are invested in cash, cash equivalents and securities purchased under resale agreements (overnight). As of June 30, 2005, we had cash, cash equivalents and securities purchased under resale agreements in premium trust accounts of $54.0 million, an increase of $0.3 million from the balance as of December 31, 2004 of $53.7 million. As of December 31, 2004, we had cash, cash equivalents and securities purchased under resale agreements in premium trust accounts of $53.7 million, an increase of $12.4 million from the balance as of December 31, 2003 of $41.3 million. The increase was due primarily to acquisitions of firms with premium trust accounts. As of December 31, 2003, we had cash, cash equivalents and securities purchased under resale agreements in premium trust accounts of $41.3 million, an increase of $15.7 million from the balance as of December 31, 2002 of $25.6 million. Increases or decreases in these accounts relate to the volume and timing of payments from insureds and the timing of our remittances to carriers. These increases or decreases are largely offset by changes in premiums payable to insurance carriers.

Management believes that our existing cash, cash equivalents, funds generated from our operating activities and funds available under our credit facility will provide sufficient sources of liquidity to satisfy our financial needs for the next twelve months. However, if circumstances change, we may need to raise debt or additional capital in the future.

Borrowings

In June 2005, we entered into a new $175 million credit facility with JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., successor by merger to Fleet National Bank, as syndication agent, and the several lenders from time to time parties thereto. This new credit facility replaced our previous $90 million credit facility and is used to finance acquisitions and fund general corporate purposes.

Borrowings under our credit facility bear interest, at our election, at a rate per annum equal to (i) at any time when our consolidated leverage ratio is greater than or equal to 1.5 to 1, the ABR plus 0.5% or the Eurodollar Rate plus 1.5% and (ii) at any time when our consolidated leverage ratio is less than 1.5 to 1, the ABR plus 0.25% or the Eurodollar Rate plus 1.25%. As used in the credit agreement, “ABR” means, for any day, the greater of (i) the rate of interest per annum publicly announced by JPMorgan Chase Bank, N.A. as its prime rate in effect for such day at its principal office in New York City, and (ii) the federal funds effective rate in effect on such day plus 0.5%.

Our credit facility is structured as a revolving credit facility and is due on June 15, 2008, unless we elect to convert the credit facility to a term loan, in which case it will amortize over one year, with a principal payment due on December 15, 2008 and a final maturity on June 15, 2009. Our obligations under our credit facility are collateralized by all of our and our subsidiaries’ assets. Up to $10 million of our credit facility is available for the issuance of letters of credit. Our credit facility contains various customary restrictive covenants that prohibit us and our subsidiaries from, subject to various exceptions and among other things, (i) incurring additional indebtedness or guarantees, (ii) creating liens or other encumbrances on property or granting negative pledges, (iii) entering into a merger or similar transaction, (iv) selling or transferring certain property, (v) declaring dividends or making other restricted payments, and (vi) making investments. In addition to the foregoing, the credit facility contains financial covenants requiring us to maintain a minimum interest coverage ratio and a maximum consolidated leverage ratio.

As of June 30, 2005, the combined year-to-date weighted average interest rate for both credit facilities was 6.28%. The weighted average of our previous credit facility for the prior year period was 5.0%.

We had a balance of $75.0 million under our credit facility as of June 30, 2005 and had no outstanding balance under our previous credit facility at December 31, 2004. As of June 30, 2005, management believes we were in compliance with all covenants under the new credit facility.

Contractual obligations

The table below shows our contractual obligations as of June 30, 2005:

	Payment due by period (in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$50,153	$5,240	$24,591	$9,022	$11,300

Total contractual obligations	$50,153	$5,240	$24,591	$9,022	$11,300

There have been no material changes outside the ordinary course of our business to our total contractual cash obligations set forth in the above table, except that during the six months ended June 30, 2005, we borrowed $205.2 million and repaid $130.2 million under our credit facilities.

Dividends

We paid a quarterly cash dividend of $0.12 per share of our common stock on January 7, 2005, April 7, 2005 and July 7, 2005, and of $0.10 per share on January 7, 2004, April 7, 2004, July 7, 2004 and October 7, 2004. On May 10, 2005, we declared the quarterly cash dividend of $0.12 per share of our common stock that was paid on July 7, 2005 to stockholders of record on June 17, 2005. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, and other factors as our board of directors deems relevant. Based on the most recent quarterly dividend declared of $0.12 per share of common stock and the number of shares held by stockholders of record on June 17, 2005, the total annual cash requirement for dividend payments would be approximately $17.1 million.

Notes receivable

We encourage succession planning in the management of our firms. See “Business—Operations—Succession planning.” We have financed several purchases of interests in entities owned by principals or applicable management agreements to facilitate succession. This financing is secured by management fees and, in many cases, by other assets.

We typically advance management fees monthly to principals and/or certain entities they own for up to nine months while monitoring the performance of the firms to determine if the actual earnings are on track to meet or exceed target earnings. If earnings are not equal to or greater than pro rata target earnings, we cease to pay or reduce the management fee advance. If an overadvance of a management fee exists, the principal and/or such entities are expected to repay the advance within 30 days of the end of the calendar year. If a principal and/or such entities cannot repay the overadvance, we have allowed principals and/or such entities to repay the advance over time. In these cases, we generally require the principals and/or such entities to provide us with a note in an amount equal to the overadvance, secured by the principals’ and/or such entities’ shares of our common stock.

We have from time to time disposed of firms. We have also agreed, in certain cases, to reduce the levels of base earnings and target earnings in exchange for a payment from the principals of a firm. In these situations, we typically take back a note for a portion of the cost of the disposition or the restructuring to the principal.

As of the following dates, notes receivable were:

	As of June 30,
	2004	2005
	(in thousands)
Notes from principals and/or certain entities they own	$8,906	$9,986
Other notes receivable	4,505	3,070

	13,411	13,056
Less: allowance for uncollectible notes	(2,820)	(3,070)

Total notes receivable, net	$10,591	$9,986

Commitments and Contingencies

Legal matters

In the ordinary course of business, we are involved in lawsuits and other claims. We consider these lawsuits and claims to be without merit and we are defending them vigorously. We believe that the resolution of these lawsuits or claims will not have a material adverse impact on our consolidated financial position. In addition, the sellers of firms typically indemnify us for loss or liability resulting from acts or omissions occurring prior to the acquisition, whether or not the sellers were aware of these acts or omissions. Several of the existing lawsuits and claims have triggered these indemnity obligations.

Additionally, we, along with over twenty other unrelated insurance brokers and insurers, were named as a defendant in three putative class actions filed by alleged policyholders in various federal courts. These actions have been consolidated in the District of the State of New Jersey and assert, on behalf of a class of persons who purchased insurance through the broker defendants, claims arising from the types of conduct alleged in the New York Attorney General’s civil complaint against Marsh Inc. and Marsh & McLennan Companies, Inc., primarily relating to bid rigging, kickback schemes, racketeering activities, antitrust violations, unfair competition and breach of fiduciary duties. We dispute the allegations and intend to defend the action vigorously. Additional complaints may be filed against us in various courts alleging claims arising from the types of conduct alleged in the New York Attorney General’s complaint or related matters. Our ultimate liability, if any, in the pending and possible future suits is uncertain and subject to contingencies that are not yet known.

Additional lawsuits may possibly be filed against us. Our ultimate liability, if any, in connection with the pending and possible future lawsuits is uncertain and subject to contingencies that are not yet known.

Acquisition bonus programs

At the time of our funding, we established an acquisition bonus program under which certain founding officers and directors were eligible to receive a payment equal to $1.25 million in cash or our common stock, at their election, for each $5 million of average base earnings of the applicable acquired firms over a three-year period. This acquisition bonus program period commenced with eligible acquisitions effective January 1, 1999, through and including those eligible acquisitions closed by December 31, 2000. Accordingly, the three-year measurement periods ended between December 31, 2001 and December 31, 2003. The bonuses related to this program were accrued at the close of each eligible acquisition in an amount equal to 25% of the base earnings of the acquired firm and the amounts in the bonus pool were adjusted over the appropriate three-year measurement period based on the actual earnings of the applicable firms. For the years ended December 31, 2002 and 2001, we reduced previous accruals by $(1.3) million and $(1.1) million, respectively. No adjustments were made during 2003.

Effective January 1, 2001, a second acquisition bonus program was implemented, which replaced the first bonus program for eligible acquisitions closed on or after January 1, 2001. The new program is for the same founding officers and directors that were eligible for the first bonus program as well as certain outside consultants. These individuals are eligible to receive payments of: (i) 6% of base earnings of an acquisition at the close of a transaction, paid in cash and (ii) 2% of the base earnings on an annual basis for each of the first three years following the close of the transaction, subject to the acquired firm’s achieving target earnings in each year, or cumulatively as of each anniversary of the acquisition, also paid in cash. For the six months ended June 30, 2004, amounts previously accrued were reduced by $(0.4) million. There was no expense accrued in the six months ended June 30, 2005. The amount expensed under the new program totaled $0.3 million for the year ended December 31, 2002. For the year ended December 31, 2003 and 2004, amounts previously accrued were reduced by $(0.1) million and $(0.4) million, respectively.

Option incentive programs

Principals and certain employees of our acquired firms are eligible to participate in two option incentive programs. Under our original option incentive program, principals and certain employees of 27 firms (certain acquisitions that closed during the period from January 1, 1999 to October 1, 1999) were eligible to receive option grants with a $10.00 strike price based on each such firm’s growth in earnings over a three-year measurement period which ended in the fourth quarter of 2002. The second option program is open to principals and certain employees of 40 firms (certain acquisitions that closed during the period from April 1, 1999 to October 31, 2000). Under this program, principals and certain employees of these firms are eligible to receive option grants at the fair market value of our common stock at the time the options are granted based on their firm’s growth in earnings over a three-year measurement period. This program expired in 2003. For the years ended December 31, 2001 and 2002, option expense under both of these programs totaled $19.1 million and $9.7 million, respectively, and for the year ended December 31, 2003, previous accruals were reduced by $(2.1) million. The reduction of these accruals offset stock-based compensation expense of $1.8 million recorded in connection with the option incentive programs.

Leases

At June 30, 2005, future minimum rentals for operating leases, some of which may be subject to escalation clauses, primarily consisted of real estate and equipment leases that had initial or uncancelable lease terms in excess of one year and were payable as follows:

Schedule of lease obligations

(in thousands)

As of June 30, 2005
Required minimum payments:
2005	$5,240
2006	9,553
2007	8,333
2008	6,705
2009	4,883
Thereafter through 2018	15,439

Total minimum lease payments	$50,153

Letter of credit

Our previous $90 million credit facility provided for the issuance of letters of credit on our behalf, provided that, after giving effect to the letters of credit, our available borrowing amount is greater than zero. The maximum amount issuable under letters of credit that was permitted by our previous credit facility was $10 million. As of June 30, 2005 and 2004, we were contingently obligated for letters of credit in the amount of $1.3 and $1.8 million, respectively. As of December 31, 2004 and 2003, we were contingently obligated for letters of credit in the amount of $1.8 and $2.5 million, respectively.

Our $175 million credit facility provides for the issuance of letters of up to $10 million of credit on our behalf, provided that, after giving effect to the letters of credit, our available borrowing amount is greater than zero.

Contingent consideration and contingent firm employee payments

In order to better determine the economic value of the businesses we have acquired, we incorporated contingent consideration, or earnout, provisions into the structure of our acquisitions since the beginning of 2001. These arrangements generally provide for the payment of additional consideration to the sellers upon the firm’s satisfaction of certain compounded growth rate thresholds over the three-year period following the closing of the acquisition. In some cases, contingent consideration may be payable after shorter periods. As of June 30, 2005, 64 acquisitions included contingent consideration features.

Contingent consideration is recorded when the outcome of the contingency is determinable beyond a reasonable doubt. Contingent consideration paid to the selling stockholders of our acquired firms is treated as additional purchase consideration.

In connection with certain acquisitions, we also have agreed to make certain contingent payments to employees of our acquired firms, contingent upon the satisfaction of established performance milestones. These payments are expensed as employee compensation.

The minimum contingent payments which could be payable as purchase consideration and employee compensation in each year is zero. The maximum contingent payment which could be payable as purchase consideration and employee compensation based on commitments outstanding as of June 30, 2005 consists of the following:

Schedule of maximum contingent payments

	2005	2006	2007	2008
	(in thousands)
Purchase consideration	$61,553	$67,313	$93,775	$19,850
Employee compensation	813	—	—	—

Total	$62,366	$67,313	$93,775	$19,850

Contingent consideration payable for acquisitions consummated in 2002 would be payable by the end of 2005. We currently anticipate using contingent consideration arrangements in future acquisitions, which would result in an increase in the maximum contingent consideration amount in 2006 and thereafter.

The maximum contingent consideration is generally payable upon a firm achieving a 35% rate of growth, or higher, in earnings during the first three years following acquisition. The payments of purchase consideration are generally made in cash and our common stock (based on the market price of our common stock for the twenty trading days up to and including the end of the period), in proportions that vary among acquisitions. Contingent firm employee payments are payable in cash.

Segment Information

In June 1997, the FASB issued SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (SFAS 131). This statement establishes standards for the way companies report information about operating segments in financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. In accordance with the provisions of SFAS 131, we have determined that we operate in a single segment entirely within the United States of America.

Off-balance Sheet Arrangements

We had no off-balance sheet arrangements as of June 30, 2005.

Critical Accounting Policies

Business acquisitions, purchase price allocations and intangible assets

All of the acquisitions we have completed since our formation have been accounted for using the purchase method, and their related net assets and results of operations were included in our consolidated financial statements commencing on their respective acquisition dates. Certain of the acquisitions have provisions for contingent additional consideration based upon the financial results achieved over a multi-year period. This additional consideration is reflected as an increase in goodwill when results are achieved and the outcome of the contingency is determinable beyond a reasonable doubt.

We allocate the excess of purchase price over net assets acquired to book of business, management contracts, trade name and goodwill. We amortize intangibles over a 10-year period for books of business, a 25-year period for management contracts and an 18-year period for institutional customer relationships. Prior to December 31, 2001, goodwill and tradename in connection with acquisitions before July 1, 2001, was amortized over a 25-year period. In accordance with SFAS 142 all amortization of goodwill ceased on January 1, 2002.

Intangible assets are presented net of accumulated amortization and consist of the following:

	As of December 31,		As of June 30,
	2003	2004	2004	2005
	(in thousands)
Book of business	$69,553	$80,117	$76,444	$81,787
Management contracts	160,113	189,452	186,865	238,103
Institutional customer relationships	—	—	—	15,607
Trade name	2,999	3,638	3,452	7,873
Goodwill	218,002	281,212	253,929	353,618

Total intangible assets and goodwill	$450,667	$554,419	$520,690	$696,988

Amortization expense and impairment loss consisted of the following:
	Years ended December 31,		Six months ended June 30,
	2003	2004	2004	2005
	(in thousands)
Book of business	$9,222	$11,243	$5,235	$6,905
Management contracts	11,397	10,650	4,321	6,041
Institutional customer relationships	—	—	—	93
Trade name	107	63	38	44
Goodwill	5,667	2,385	1,526	1,648

Total amortization	$26,393	$24,341	$11,120	$14,731

Impairment of goodwill and other intangible assets

We assess the recoverability of our goodwill and other intangibles based on assumptions regarding estimates of future cash flows and fair value based on current and projected revenue, business prospects, market trends and other economic factors.

On January 1, 2002, we adopted SFAS 142, which addresses the financial accounting and reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill be separately disclosed from other intangible assets in the consolidated statement of financial condition, and no longer be amortized but tested for impairment on a periodic basis. Intangible assets deemed to have indefinite lives are no longer amortized but are subject to impairment tests at least annually. Other intangible assets will continue to be amortized over their useful lives. The transitional impairment test indicated that goodwill impairment was $0 as of January 1, 2002. The impact of adoption of SFAS 142 resulted in $154 million of goodwill and tradename no longer being amortized. In accordance with SFAS 142, we recognized an impairment loss on goodwill and identifiable intangible assets not subject to amortization of $5.7 million, $2.4 million and $1.7 million for the years ended December 31, 2003 and 2004 and for the six months ended June 30, 2005, respectively.

On January 1, 2002, we adopted SFAS 144. In accordance with SFAS 144, long-lived assets, such as property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We recognized an impairment loss on identifiable intangible assets subject to amortization of $4.2 million, $2.4 million and $2.0 million for the years ended December 31, 2003 and 2004 and for the six months ended June 30, 2005, respectively.

Future events could cause us to conclude that impairment indicators exist and that our remaining goodwill and other intangibles are impaired. Any resulting impairment loss could have a material adverse effect on our reported financial position and results of operations for any particular quarterly or annual period.

Revenue recognition

Insurance and annuity commissions paid by insurance companies are based on a percentage of the premium that the insurance company charges to the policyholder. First-year commissions are calculated as a percentage of the first twelve months’ premium on the policy and earned in the year that the policy is originated. In many cases, our firms receive renewal commissions for a period following the first year, if the policy remains in force. Our firms also earn commissions on the sale of insurance policies written for benefit programs. The commissions are paid each year as long as the client continues to use the product and maintain its broker of record relationship with us. Our firms also earn fees for the development and implementation of corporate and executive benefit programs as well as fees for the duration that these programs are administered. Asset-based fees are also earned for administrative services or consulting related to certain benefits plans. Insurance commissions are recognized as revenue, when the following three criteria are met: (1) the policy application is substantially complete, (2) the premium is paid, and (3) the insured party is contractually committed to the purchase of the insurance policy. We carry a reserve for policy cancellations, which is periodically evaluated and adjusted as necessary. Miscellaneous commission adjustments are recorded as they occur. Contingent commissions are recorded as revenue when received, which, in many cases, is our first notification of amounts earned. Contingent commissions are commissions paid by insurance underwriters and are based on the estimated profit and/or overall volume of business placed with the underwriter. The data necessary for the calculation of contingent commissions cannot be reasonably obtained prior to receipt of the commission.

Our firms earn commissions related to the sale of securities and certain investment-related insurance products. Our firms also earn fees for offering financial advice and related services. These fees are based on a percentage of assets under management and are generally paid quarterly. In certain cases, incentive fees are earned based on the performance of the assets under management. Some of our firms charge flat fees for the development of a financial plan or a flat fee annually for advising clients on asset allocation. Any investment advisory or related fees collected in advance are deferred and recognized as income on a straight-line basis over the period earned. Transaction-based fees, including performance fees, are recognized when all contractual obligations have been satisfied. Securities and mutual fund commission income and related expenses are recorded on a trade date basis.

Our firms earn additional compensation in the form of incentive and marketing support revenue, including override payments, from manufacturers of financial services products, based on the volume, persistency and profitability of business they generate. Incentive and marketing support revenue is recognized when received, which is typically when amounts earned are first known.

Stock incentive plans

We are authorized under our Amended and Restated 1998, 2000 and 2002 Stock Incentive Plans, and our Amended and Restated 2000 and 2002 Stock Incentive Plans for Principals and Managers, to grant stock options, stock appreciation rights, restricted stock units and performance units to officers, employees, principals of our acquired firms and/or certain entities principals own, independent contractors, consultants, non-employee directors and certain advisory board members. Awards granted under the 1998, 2000 and 2002 Stock Incentive Plans generally vest 20% per year over a 5-year period. Awards granted under the 2000 and 2002 Stock Incentive Plans for Principals and Managers generally vest immediately upon grant.

We apply the intrinsic-value-based method of accounting prescribed by APB 25 and related interpretations including FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation,” an interpretation of APB 25, issued in March 2000, to account for our fixed-plan stock options to employees for options granted through December 31, 2002. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS 123 established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, we have elected to continue to apply the intrinsic-value-based method of accounting for the options granted through December 31, 2002, and have adopted only the disclosure requirements of SFAS 123. Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS 123 in accordance with SFAS 148 and adopted the “prospective” method for transition.

Awards to non-employees, including principals, are accounted for under SFAS 123. Fair market value is determined using the Black-Scholes option-pricing method.

Income taxes

We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of our assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

New Accounting Pronouncements

In December 2004, the FASB issued SFAS 123R, which eliminates the intrinsic value method under APB 25 as an alternative method of accounting for stock-based awards. SFAS 123R also revises the value-based method of accounting for share-based payment liabilities, forfeitures and modifications of stock-based awards and clarifies SFAS 123’s guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. In addition, SFAS 123R amends SFAS 95 to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid, which is included within operating cash flows. In April 2005, the SEC amended the required adoption date of SFAS 123R, which is effective for public companies at the beginning of the next fiscal year instead of the first interim or annual period beginning after June 15, 2005. Thus, we are required to adopt SFAS 123R no later than January 1, 2006. Had we adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to our Consolidated Financial Statements included elsewhere in this prospectus.

In December 2002, the FASB issued SFAS 148, which amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS 123 in accordance with SFAS 148 and adopted the “prospective” method for transition.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45), an interpretation of FASB Statement Nos. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002 and did not have a material effect on our financial statements. The disclosure requirements were effective for financial statements of interim and annual periods ending after December 15, 2002.

Quantitative and Qualitative Disclosures about Market Risk

Through our broker-dealer subsidiaries, we have market risk on buy and sell transactions effected by our firms’ customers. We are contingently liable to our clearing brokers for margin requirements under customer margin securities transactions, the failure of delivery of securities sold or payment for securities purchased by a customer. If customers do not fulfill their obligations, a gain or loss could be suffered equal to the difference between a customer’s commitment and the market value of the underlying securities. The risk of default depends on the creditworthiness of the customers. We assess the risk of default for each customer accepted to minimize our credit risk.

We are further exposed to credit risk for commissions receivable from clearing brokers and insurance companies. This credit risk is generally limited to the amount of commissions receivable.

We have market risk on the fees our firms earn that are based on the market value of assets under management or the value of assets held in certain mutual fund accounts and variable insurance policies for which ongoing fees or commissions are paid. Certain of our firms’ performance-based fees are impacted by fluctuation in the market performance of the assets managed according to such arrangements.

We have a credit facility and cash, cash equivalents and securities purchased under resale agreements in premium trust accounts which are subject to short-term interest rate risk. Our credit facility, which we entered into in June 2005, replaced our previous credit facility. See “—Liquidity and Capital Resources—Borrowings.” Based on the weighted average borrowings under our previous credit facility during the six months ended June 30, 2005 and 2004, a 1% change in short-term interest rates would have affected our income before income taxes by approximately $0.6 million and $0.1 million, respectively. Based on the weighted average borrowings under our previous credit facility during the years ended December 31, 2004 and 2003, a 1% change in short-term interest rates would have affected our income before income taxes by approximately $0.5 million in both years. Based on the weighted average amount of cash, cash equivalents and securities purchased under resale agreements in premium trust accounts during the six months ended June 30, 2005 and 2004, a 1% change in short-term interest rates would have affected our income before income taxes by approximately $0.5 million in both the current and prior year periods. Based on the weighted average amount of cash, cash equivalents and securities purchased under resale agreements in premium trust accounts during the years ended December 31, 2004 and 2003, a 1% change in short-term interest rates would have affected our income before income taxes by approximately $0.5 million and $0.3 million, respectively.

We do not enter into derivatives or other similar financial instruments for trading or speculative purposes. See also “Risk Factors—Risks Relating to Our Company—Our revenue and earnings may be affected by fluctuations in interest rates, stock prices, and general economic conditions” and “Risk Factors—Risks Relating to Our Company—Because our firms’ clients can withdraw the assets our firms manage on short notice, poor performance of the investment products and services our firms recommend or sell may have a material adverse effect on our business.”

BUSINESS

Overview

We are a leading independent distributor of financial services products primarily to high net worth individuals and growing entrepreneurial companies. Founded in 1998, and commencing operations on January 1, 1999, we have grown internally and through acquisitions and, as of August 1, 2005, operate a national distribution network with over 2,000 producers in 41 states and Puerto Rico consisting of over 160 firms and over 210 affiliated third-party distributors. We target the high net worth and growing entrepreneurial corporate markets because of their growth potential and the desire of customers within these markets for more personalized service. We define the high net worth market as households with investible assets of at least $1 million, and we seek to target the segment of that market having net worth, excluding primary residence, of at least $5 million. We define the growing entrepreneurial corporate market as businesses with less than 1,000 employees. We believe our management approach affords our firms the entrepreneurial freedom to serve their clients most effectively while having access to the resources of a national distribution organization. At the same time, we maintain internal controls that allow us to oversee our nationwide operations. Our senior management team is composed of experienced financial services leaders who have direct experience building and operating sizeable distribution-related companies.

We operate as a bridge between large financial services products manufacturers and our network of independent financial services distributors. We believe we enhance the competitive position of independent financial services distributors by offering access to a wide variety of products and a high level of marketing and technical support. We also provide financial and intellectual capital to further enhance the business expansion of our firms. For the large financial services products manufacturers, we represent an efficient way to access a large number of independent distributors and their customers. We believe we are one of the largest distributors within the independent distribution channel for many of the leading financial services products manufacturers serving our target markets. We currently have relationships with many industry leading manufacturers, including AIG American General, AIM, Allianz, Allstate, American Funds, American Skandia, Assurant, Boston Mutual, Century Healthcare, Columbia Funds, Fidelity Investments, Genworth Financial, The Hartford, ING, Jackson National Life, John Hancock USA, Jefferson Pilot, Lincoln Financial Group, Lloyd’s of London, MetLife Investors, MGIS, Nationwide Financial, Oppenheimer Funds, Pacific Life, Phoenix Life, Principal Life, Protective, Securian, Standard Insurance Company, Transamerica Retirement Services, Travelers Life and Annuity, UnitedHealthcare, UnumProvident, USAllianz, West Coast Life and WM Group of Funds. These relationships provide a higher level of dedicated marketing and underwriting support and other benefits to many of our firms than is generally available on their own. For further information about these relationships, see “Business—Operations—NFPISI.”

Our firms, including NFPSI, our principal broker-dealer subsidiary, serve our client base, both directly and indirectly, by providing products and services in one or more of the following primary areas:

•	Life insurance and wealth transfer. Our firms offer life insurance and annuity products as well as estate planning services geared specifically to the wealth accumulation, preservation and transfer needs, including charitable giving plans, of high net worth individuals.

•	Corporate and executive benefits. Corporate benefits products and services our firms offer include individual and group disability insurance, long-term care insurance, group life insurance, group health insurance benefits, supplemental life insurance, 401(k), 403(b) and other retirement plans and pension administration. Executive benefits products and services our firms offer include corporate and bank-owned life insurance products as well as plan design and administration.

•	Financial planning and investment advisory services. The products and services our firms offer include separately managed accounts, mutual funds, investment consulting, trust and fiduciary services and broker/dealer services.

Industry Background

We believe that we are well positioned to capitalize on a number of trends in the financial services industry, including:

•	Long-term growth in the high net worth market. According to Spectrem Group, a financial services industry research and consulting firm, the number of households with net worth, excluding primary residence, in excess of $5 million (the segment of the high net worth market we generally target) grew at an estimated compounded annual rate of 14.6% during the period from 1996 to 2004.

•	Need for wealth transfer products. We expect the need for wealth transfer products and services to increase dramatically in the future. In 1999, the Social Welfare Research Institute at Boston College estimated that (based on certain assumptions about future economic growth, rates of household savings and asset value) at least $12 trillion of intergenerational asset transfers would occur over the next twenty years. Transfers of this magnitude will affect individuals, businesses and institutions alike.

•	Growth of employer-sponsored benefit plans. According to the Employee Benefit Research Institute, total spending on employee benefits, excluding retirement benefits, grew from an estimated $428 billion in 1999 to an estimated $616 billion in 2003, accounting for approximately 9.8% of employers’ total spending on compensation in 2003. Of the $616 billion, approximately 81% was related to health benefits, with the balance spent on other benefits. To augment employer-sponsored plans, many businesses have started to make available to their employees supplemental benefits products, such as individual life, long-term care and disability insurance. We believe that these factors will continue to provide us with significant growth opportunities especially among the small and medium-size corporations we target for the sale of corporate benefits products and services. According to the U.S. Census Bureau, in 2001, there were approximately 2.2 million businesses employing between 5 and 999 employees.

•	Demand for unbiased solutions. We believe that customers are increasingly demanding unbiased advice from the financial services industry and that the independent distribution channel is best positioned to offer this service. Distributors in this channel use an “open architecture” approach. This approach allows them to provide access to a wide range of products from a variety of manufacturers of their choice to their clients. This is often necessary to create tailored financial solutions for high net worth individuals and growing entrepreneurial companies.

•	Size of the independent distribution channel. According to Cerulli Associates, assets under management in the independent distribution channel was $1.5 trillion as of December 31, 2003. We believe this market has been driven by the increasing demand for customer choice, which is well served by the unbiased, open architecture approach used by the independent distribution channel. This distribution channel is also well suited to the development of personal relationships that facilitate the long-term nature of the sales process to high net worth individuals and growing entrepreneurial companies.

•	Continued consolidation within the financial services industry. Within the financial services industry, both manufacturers and distributors have undergone tremendous consolidation as financial services companies have sought to broaden their business platforms and gain economies of scale. According to Thomson Financial, since January 1, 1997, over 6,100 financial services mergers and other consolidation transactions have been completed in the United States and we believe that this trend will continue. This ongoing consolidation makes it more difficult for entrepreneurs in the independent distribution channel to compete and succeed. As consolidation increases, we believe the products and services requirements and economies of scale required to compete effectively for our target customers will increase. Additionally, we believe it will become more difficult for entrepreneurs to gain access to the most competitive products and terms from financial services products manufacturers as the manufacturers grow in size. We believe we provide a unique opportunity for entrepreneurs in the independent distribution channel to compete and succeed in a consolidating industry.

Growth Strategy

Our goal is to achieve superior long-term returns for our stockholders, while establishing ourselves as one of the premier independent distributors of financial services products and services on a national basis to our target markets. To help accomplish this goal, we intend to focus on the following key areas:

•	Capitalize on the growth of our attractive target markets. Our producers target customers in the high net worth and growing entrepreneurial corporate markets which have grown and whose demand for financial services we believe will continue to grow. We have built our distribution system by attracting specialists targeting these markets, and we expect to continue to enhance our network by adding additional producers.

•	Foster and enhance growth within our firms. Our firms have achieved an internal revenue growth rate of 24% in 2000, 15% in 2001, 5% in 2002, 14% in 2003, 16% in 2004 and 9% in the six months ended June 30, 2005. We focus on acquiring high quality firms and employ a management structure that maintains the entrepreneurial spirit of our firms. Additionally, we have structured our acquisitions to establish strong incentives for the principals whose firms we acquire to continue to grow the businesses and make them increasingly profitable. We enhance the core growth potential of the firms by providing them access to the benefits of being part of a national organization, which are predominantly designed to enhance the nature and quality of the products and services our firms provide their clients. These benefits include access to dedicated insurance underwriting and other support services, financial and intellectual capital, technology solutions, cross-selling facilitation, regulatory compliance support, assistance in growing their firms through acquisitions and succession planning.

•	Continue to acquire high quality independent firms. We believe that substantial opportunities exist for further growth through disciplined acquisitions of high quality firms. We believe our target market for acquisitions includes over 4,000 life insurance and wealth transfer, corporate benefits and financial planning firms. We have demonstrated an ability to identify and acquire leading independent firms. As of August 1, 2005, we have acquired 190 firms and reviewed approximately 1,000 acquisition opportunities since our founding. As a result, we have substantial experience in selecting and acquiring high quality firms. We believe that the independent distribution channel is under increasing pressure to continue its consolidation trend. With our strong experience, reputation and capital base, we believe we are well positioned to take advantage of additional acquisition opportunities. Occasionally, we examine opportunities to acquire firms that serve our target markets and provide products or services other than those in our three key areas. From time to time, we may acquire these firms.

•	Realize further value through economies of scale. We contract with leading financial services products manufacturers for access to product and technical support by our owned firms and our affiliated third-party distributors. This allows us to aggregate the buying power of a large number of distributors, which can enhance the level of underwriting and other support received by our firms.

The Independent Distribution Channel

We participate in the independent distribution channel for financial services products and services. We consider the independent distribution channel to consist of firms:

•	that are not owned or controlled by a financial services products manufacturer;

•	that are not required to place all or a substantial portion of their new business with a single financial services products manufacturer; and

•	most importantly, in which the sales representatives are free to sell the products of multiple manufacturers.

This channel includes independent financial advisors and financial planners and independent insurance agents and brokers. It does not include, among others, national wirehouses, affiliates of private banks or commercial banks or career agents of other insurance companies (many of whom sell the products of companies other than their own). Nonetheless, we compete for customers with all of these types of entities. See “Business—Competition.”

The independent distribution channel is different from other methods of financial services distribution in a number of ways. Rather than the standard employer-employee relationship found in many other types of distribution, such as broker-dealers (for example, wirehouses and regional brokerage firms) or insurance companies, participants in the independent distribution channel are independent contractors. Distributors who choose to work in the independent channel tend to be entrepreneurial individuals who strive to develop personalized relationships with their clients. Often, these distributors started their careers with traditional broker-dealer firms or insurance companies, with highly structured product arrangements, and left these highly structured environments in favor of a more flexible environment. For the distributors in the independent distribution channel, building strong client relationships is imperative as they rely largely on their own reputations to prospect for new clients, in contrast to other types of distributors that rely on a parent company to provide substantial advertising and pursue branding efforts.

Broker-dealers serving the independent channel, such as NFPSI, often referred to as independent broker-dealers, tend to offer extensive product and financial planning services and heavily emphasize packaged products such as mutual funds, variable annuities and wrap fee programs. We believe that broker-dealer firms serving the independent channel tend to be more responsive to the product and service requirements of their registered representatives than wirehouses or regional brokerage firms. For each of the five years ended December 31, 2004, commission payouts to registered representatives of NFPSI have exceeded 90% of aggregate commission income, which is significantly higher than many securities firms operating outside the independent distribution channel and higher, on average, than many firms within the independent distribution channel.

Products and Services

We provide a comprehensive selection of products and services that enable our high net worth clients to meet their financial management and planning needs and our corporate clients to create, implement and fund benefit plans for their employees and executives. The products that we place and the services that we offer to our customers can be generally classified in three primary areas:

Life insurance and wealth transfer services

The life insurance products and wealth transfer services that our firms offer to clients assist them in growing and preserving their wealth over the course of their lives, developing a plan for their estate upon death and planning for business succession and for charitable giving. We evaluate the near term and long term financial needs of our clients and design a plan that we believe best suits their needs. The life insurance products that our firms distribute provide clients with a number of investment, premium payment and tax deferment alternatives in addition to tailored death benefits.

Corporate and executive benefits

Our firms distribute corporate and executive benefit products and offer related services to corporate clients. Using these products and services, our firms help clients design, fund, implement and administer benefit plans for their employees. Corporate benefit plans are targeted at a broad base of employees within an organization and include, among others, products such as group life, medical and dental insurance. Executive benefit programs are used by companies to compensate key executives often through non-qualified and deferred compensation plans.

Financial planning and investment advisory services

Our firms help high net worth clients evaluate their financial needs and goals and design plans to reach those goals through the use of third-party managed assets. We contract with third-party asset managers to provide separately managed accounts, wrap accounts and other investment alternatives to our clients.

You can find a description of how we earn revenue from these products and services in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenue” found elsewhere in this prospectus.

Our firms serve their client base by providing some or all the products and services summarized below in one or more of the following primary areas:

Life Insurance and Wealth Transfer Services

Products	Services

•      Term life insurance

•      Individual whole, universal and variable life insurance

•      Survivorship whole, universal and variable life insurance

•      Private placement variable life insurance

•      Fixed and variable annuities

•      Estate planning

•      Wealth accumulation

•      Financial planning

•      Closely-held business planning

•      Retirement distribution

•      Life settlements

•      Case design

•      Preferred underwriting with select carriers

•      Charitable giving planning

Corporate and Executive Benefits

Corporate Benefits Products	Corporate Benefits Services

•      Fully insured health plans

•      Self-funded health plans including stop loss coverage

•      Group dental insurance

•      Group life insurance

•      Disability insurance

•      Voluntary employee benefits

•      Long-term care

•      Multi-life individual disability

•      401(k)/403(b) plans

•      Group variable annuity programs

•      Flexible spending accounts

•      Employee assistance programs

•      Prescription plans

•      Workers’ compensation plans

•      International employee benefit consulting

•      COBRA administration

•      Human resource consulting

•      Flexible spending administration

•      Consolidated billing

•      Enrollment administration

•      Benefit communication

•      Benchmarking analysis

Executive Benefits Products	Executive Benefits Services
• Corporate-owned life insurance	• Plan design consulting
• Bank-owned life insurance	• Plan administration
• Plan funding analysis
• Plans include: – Non-qualified plans for highly compensated executives – Qualified and non-qualified stock option programs – Group term carve-out plans

Financial Planning and Investment Advisory Services

Products	Services
• Funds of hedge funds	• Financial planning
• Mutual funds	• Asset management
• Separately managed accounts	• Asset allocation
• Mutual fund wrap accounts	• Securities transaction execution
• Investment consulting
• Traditional broker/dealer services
• Trust and fiduciary services

Acquisition Strategy

Our acquisition strategy is based on a number of core principles that we believe provide a foundation for our continued success. These principles include the following:

•	identifying established, high quality independent distributors who target the high net worth and growing entrepreneurial corporate markets;

•	understanding the business opportunities for each identified firm and focusing our efforts on acquiring those firms that have the strongest businesses and long-term internal growth opportunities; and

•	conducting rigorous due diligence to determine if the identified firms meet our acquisition criteria and only acquiring those firms that meet these criteria.

Acquisition model

We typically utilize a unique acquisition and operational structure which:

•	aligns the interests of the principals of the firms we acquire with NFP;

•	rewards future growth of our firms;

•	provides us with significant protection against earnings shortfalls at our acquired firms and participation in their growth; and

•	makes us attractive to other independent distributors that seek an acquisition partner.

Under our acquisition structure, we acquire 100% of the equity of independent financial services products distribution businesses on terms that are relatively standard across our acquisitions. To determine our acquisition price, our management first estimates the annual operating cash flow of the business to be acquired based on current levels of revenue and expense. For this purpose, we define operating cash flow as cash revenue of the business less cash and non-cash expenses, other than amortization, depreciation and compensation to the business’s owners or individuals who subsequently become principals. We refer to this estimated annual operating cash flow as “target earnings.” Our acquisition price is a multiple (generally in a range of five to six times) of a portion of the target earnings, which we refer to as “base earnings.” Base earnings averaged 48% of target earnings for all firms owned at June 30, 2005. In determining base earnings, our general rule is not to exceed an amount equal to the recurring revenue of the business. By recurring revenue, we mean revenue from sales previously made (such as renewal commissions on insurance products, commissions and administrative fees for ongoing benefit plans and mutual fund trail commissions) and fees for assets under management.

We enter into a management agreement with the principals of the acquired business and/or certain entities they own. Under the management agreement, the principals and/or such entities are entitled to management fees consisting of:

•	all future earnings of the acquired business in excess of the base earnings up to target earnings; and

•	a percentage of any earnings in excess of target earnings based on the ratio of base earnings to target earnings.

We retain a cumulative preferred position in the base earnings. To the extent earnings of a firm in any year are less than base earnings, in the following year we are entitled to receive base earnings together with the prior years’ shortfall before any management fees are paid.

Additional purchase consideration is often paid to the former owners based on satisfying specified internal growth thresholds over the three-year period following the acquisition. In some cases, additional purchase consideration is also paid over a shorter period. The principals retain responsibility for day-to-day operations of the firms for an initial five-year term, renewable annually thereafter by the principals and/or certain entities they own, subject to termination for cause and supervisory oversight as required by applicable securities and insurance laws and regulations and the terms of our management agreements. The principals are responsible for ordinary course operational decisions, including personnel, culture and office location, subject to the oversight of the board of directors of the acquired business. Non-ordinary course transactions require the unanimous consent of the board of directors of the acquired business, which always includes a representative of our management. The principals also maintain the primary relationship with clients and, in some cases, vendors. Our structure allows principals to continue to operate in an entrepreneurial environment, while also providing the principals a significant economic interest in the business after the acquisition through the management fees. Generally, all of our firms must transition their financial operations to our cash management and payroll systems, and beginning in 2005, our common general ledger. Additionally, most principals must transition their broker-dealer registrations to, and be supervised in connection with their securities activities by, our broker-dealer, NFPSI.

We require the owners of our firms to receive a portion of the acquisition price (typically at least 30%) in the form of our common stock, and provide them the opportunity to receive options, additional shares of our common stock or cash based on their success in managing the acquired business and increasing its financial performance. We believe our structure is particularly appealing to firms whose management anticipates strong future growth and expects to stay involved with the business in the long term.

We generally obtain key-person life insurance on the principals of our firms for at least a five-year term in an amount up to the purchase price of the acquired firm.

From time to time, we have overvalued certain businesses we acquired or found that the business of one of our firms is temporarily or permanently adversely impacted by changes in the markets that it serves. To date, we have restructured 15 transactions. These restructures generally result in either temporary or permanent reductions in base and target earnings and the principals paying us cash, our stock, notes, or combinations thereof.

On several occasions, we disposed of a firm by selling the operating companies back to the principal for one or more of the following reasons: non-performance, change of business interests of a principal or other issues personal to a principal. Principals generally buy back businesses by surrendering all of our common stock and paying cash or giving us a note. To date, we have disposed of 11 firms.

Option incentive programs

We encourage internal growth at each of our firms through incentive programs that we believe align the interests of the principals of our firms with the interests of our stockholders. Most of the firms we acquired before December 31, 2000, operated under one of two three-year option incentive programs.

Under our original option incentive program, principals and certain employees of 27 firms (certain acquisitions that closed during the period from January 1, 1999 to October 1, 1999) were eligible to receive option grants with a $10.00 strike price based on each such firm’s growth in earnings over a three-year measurement period.

The second option program was open to principals and certain employees of 40 firms (certain acquisitions that closed during the period from April 1, 1999 to October 31, 2000). Under this program, principals and certain employees of these firms were eligible to receive option grants at the fair market value of our common stock at the time the options were granted based on their firm’s growth in earnings over a three-year measurement period. Both option incentive programs have expired and all options earned under the programs have been granted.

Contingent consideration arrangements

In order to better determine the economic value of the businesses we acquire, we have incorporated contingent consideration, or earnout, provisions into the structure of acquisitions that we have made since the beginning of 2001. These arrangements generally result in the payment of additional consideration to the sellers upon the firm’s satisfaction of certain compounded growth rate thresholds over the three-year period following the closing of the acquisition. In a small number of cases, contingent consideration may also be payable after shorter periods. As of June 30, 2005, 84 acquisitions have included contingent consideration features. Contingent consideration is considered to be additional purchase consideration and is accounted for as part of the purchase price of our acquired firms when the outcome of the contingency is determinable beyond a reasonable doubt.

A summary of a typical contingent consideration or earnout structure is as follows:

Typical Earnout Structure

(Payable in cash and our common stock)

Three-year Avg. Growth Rate	Multiple of Base Earnings
Less than 10%	0.00x
10%–15%	0.50x
15%–20%	1.25x
20%–25%	2.50x
25%–30%	3.00x
30%–35%	3.75x
35% +	5.00x

The earnout paid is the corresponding multiple times the original acquired base earnings. The earnout is payable in cash and our common stock in proportions that vary among acquisitions.

The earnout calculation in this example works as follows. We assume an acquired firm had base earnings of $500,000 and target earnings of $1,000,000:

Earnout Calculation

Assumed Earnings

Year 1	$1,200,000
Year 2	$1,440,000
Year 3	$1,728,000

Average annual earnings	$1,456,000
Implied growth rate	20%
Multiple of base earnings	2.5	x
Earnout payment (base earnings x multiple)	$1,250,000

Performance incentives

Once firms are no longer eligible to receive options under our initial option incentive programs or have concluded their contingent consideration periods, as applicable, the principals are eligible to participate in an ongoing incentive program for successive three-year periods. The ongoing plan is a bonus plan that pays an increasing proportion of incremental earnings based on growth in earnings above an incentive target. If the principal receives an option grant, a contingent consideration payment or a performance incentive at the end of a three-year period, the new incentive target is the average earnings of the firm during that prior period. If the principal does not receive such a grant, payment or incentive, the incentive target remains unchanged from the prior period. The incentive target for the first period following the initial three-year period is subject to a cap equal to 35% average annual growth over target earnings. As illustrated by the chart set forth below, the bonus is structured to pay the principal 5% to 40% of our share of incremental earnings from growth.

Three-year Avg. Growth Rate	% of NFP’s Share of Growth Paid to Principal
Less than 10%	0.0%
10%–15%	5.0%
15%–20%	20.0%
20%–25%	25.0%
25%–30%	30.0%
30%–35%	35.0%
35% +	40.0%

Principals may elect to receive the incentive payment in cash, our common stock or any combination thereof. The number of shares of our common stock that a principal will receive is determined by dividing the dollar amount of the incentive to be paid in stock by the average of the closing price of our stock on the twenty trading days up to and including the last day of the incentive period. In addition to the incentive payment, the principals will receive $0.50 in cash for every $1.00 of the incentive payment that is elected to be received in our common stock. The shares received as an incentive payment under this ongoing plan are restricted from sale (other than sales to certain permitted transferees, which shares are also restricted from sale) and the lifting of such restrictions is based on the performance of the firm managed by the principal after the expiration of the ongoing incentive period. One-third of the shares will become unrestricted after each of the first three twelve-month periods after the incentive period during which the firm achieves target earnings. If the firm does not achieve target earnings during each such twelve-month period, but does achieve target earnings on a cumulative basis over the thirty-six month incentive period, any shares that remain restricted will become unrestricted. If the firm does not achieve cumulative target earnings during the thirty-six month period, any shares that remain restricted shall continue to be restricted until sixty months following the end of the incentive period.

The performance incentive calculation for a firm with base earnings of $500,000, target earnings of $1,000,000 and a new incentive target (based on average earnings during the first three years following acquisition of $1,331,000) would be as follows:

Performance Incentive Calculation
Assumed Earnings
Year 1	$1,663,750
Year 2	$2,079,688
Year 3	$2,599,609

Total earnings	$6,343,047
Implied growth rate	25%
Excess earnings (total earnings less three times incentive target)	$2,350,047
NFP share (excess earnings x ratio of base/target)	$1,175,023
% of NFP’s share of growth paid to the manager	30%
Value of incentive (NFP share of excess earnings x 30%)	$352,507
Maximum additional cash payment—assumes 100% of incentive earned is paid in stock ($0.50 for every $1.00 of value of stock)	$176,254
Total incentive payment	$528,761

For all incentive programs, earnings levels from which growth is measured are adjusted upward for sub-acquisitions and may be adjusted upward for certain capital expenditures.

Operations

We believe that preserving the entrepreneurial culture of our firms is important to their continued growth. We do not typically integrate the sales, marketing and processing operations of our acquired firms, but allow the principals to continue to operate in the same entrepreneurial environment that made them successful before the acquisition, subject to our oversight and control. We do, however, provide cost efficient services, including common payroll, and beginning in 2005, common general ledger and accounts payable processing to support back office and administrative functions, which are used by the acquired firms.

We assist these entrepreneurs by providing a broad variety of financial services products and a network that connects each entrepreneurial firm to others. This network serves as a forum for the firms to build relationships, share ideas and provides the opportunity for firms to offer a broader range of financial services products to their customers. We also own two entities, NFPISI and NFPSI, that serve as centralized resources for our other firms. In addition, several of our firms act as wholesalers of products to our firms and other financial services distributors.

NFPISI

NFPISI is a licensed insurance agency and an insurance marketing organization with 329 member organizations, including 116 owned firms and 213 other firms we do not own, as of August 1, 2005. We refer to these other firms as our affiliated third-party distributors. NFPISI facilitates interaction among its members and provides services to its members. It also holds contracts with selected insurance and benefit manufacturers, which generally offer support for technology investments, co-development of tailored products for use by our producers, enhanced and dedicated underwriting, customer service and other benefits not generally available without such relationships.

NFPISI provides overall marketing support including education about various products offered by underwriters, technology-based assistance in comparing competing products and access to customized marketing materials. NFPISI provides a forum for members to interact and learn about products and marketing programs from both manufacturers and other members. NFPISI also provides its members support in underwriting large insurance cases.

NFPISI services both third-party distributors as well as NFP firms. Third-party distributors that elect to become members in NFPISI’s life insurance marketing organization pay an initiation and annual membership fee. NFPISI actively solicits new members among qualified independent distributors of financial services products who desire the benefits of being part of a large distribution network whether or not they desire to be acquired by us. NFP firms can also gain access to some of the services and benefits provided by NFPISI without becoming a member of NFPISI’s life insurance marketing organization.

NFPSI

NFPSI is a registered broker-dealer, investment adviser and licensed insurance agency serving the principals of our firms and those affiliated third-party distributors that are NFPISI members. Most of our principals conduct securities business through NFPSI. NFPSI is a fully disclosed introducing registered broker-dealer.

Succession planning

We are actively involved in succession planning with respect to the principals of our firms. It is in our interest to ensure a smooth transition of business to a successor principal or principals. Succession planning is important in firms where no obvious successor to the principal or principals exists. Succession planning may involve our assisting a firm with a sub-acquisition that will bring a principal into the firm who can be a successor to the existing principal or principals. Succession planning may also involve introducing firms to each other, within the same geographic area where the principals of one firm can be potential successors to the principals of the other firm. In addition, succession planning may involve a principal, producer or employee from the same or a different firm buying another principal’s interest in the management company or applicable management agreement, which provides economic benefits to the selling principal.

Sub-acquisitions

To help our acquired firms grow, we provide access to capital and support for expansion through our sub-acquisition program. A typical sub-acquisition involves the acquisition by one of our firms of a business that is too small to qualify for a direct acquisition by us or where the individual running the business wishes to exit immediately or soon after the acquisition. The acquisition multiple paid for sub-acquisitions is typically lower than the multiple paid for a direct acquisition by us.

When a firm makes a sub-acquisition, we typically contribute a portion of the cost of the sub-acquisition in the same ratio as base earnings is to target earnings. The principals of the firm are responsible for contributing the remaining portion of the cost. In most cases, we advance the principal’s contribution which is typically repaid with interest over a term of three to five years. The repayment of these loans has priority over the payment of management fees. In almost all cases, base and target earnings of the firm making the sub-acquisition are adjusted upward for the sub-acquisition.

Cash management system

We employ a cash management system that requires that substantially all revenue generated by our owned firms and/or the producers affiliated with our owned firms be assigned to and deposited directly in centralized bank accounts maintained by us. The cash management system enables us to control and secure our cash flow and more effectively monitor and control the financial activities of our firms. Newly acquired firms are converted to the cash management system within a reasonable time, generally one month, following acquisition.

Payroll system

Since the beginning of 2004, we have used a common payroll system for all employees of our owned firms. The common payroll system allows us to effectively monitor and control new hires, terminations, benefits and any other changes to compensation because all changes are centralized. Newly acquired firms are generally transitioned on to our payroll system within a reasonable time, generally three months, following acquisition.

General ledger system

Beginning in 2005, we are implementing a comprehensive centralized general ledger system for all of our firms. The general ledger system has been designed to accommodate the varied needs of our individual firms and will permit them to select one of two platforms in which to manage their business. The shared-service platform is designed to provide firms with a greater level of support from our corporate office while continuing to provide firm principals flexibility in the decision-making process. The self-service platform is designed for our larger firms that have a full complement of accounting staff and require less support from our corporate office. When fully implemented, approximately 20% of our firms are expected to operate on the self-service platform. The remaining firms will operate on the shared-service platform. We expect this process to be completed for existing firms by mid-2006. As firms are acquired they will be transitioned to one of the two platforms, generally within 90 days.

Internal audit

We have expanded and upgraded our internal audit department, which reports to the Audit Committee of the Board of Directors and has the responsibility for planning and performing periodic audits throughout our company.

Operating committee

Our operating committee typically evaluates those capital expenditure requests by firms that are in excess of $50,000, as well as all new leases. It reviews firm performance and management fee advances compared with earned management fees to determine if a reduction or cutoff of such advances is warranted. It directs efforts toward helping under-performing firms improve and, if the under-performance is deemed to be of a long-term nature, directs restructuring activities. The operating committee is composed of eight members: our chief executive officer, chief financial officer, general counsel, chief accounting officer, executive vice-president— marketing and firm operations, senior-vice president—mergers and acquisitions, senior vice president— technology and members of executive management of NFPISI and NFPSI.

Capital expenditures

If a firm desires to make a capital expenditure and the expenditure is approved by both the operating committee and the firm’s board of directors, we contribute a portion of the cost in the same ratio as base earnings is to target earnings. The principals are responsible for the remainder of the cost. In most cases, we advance the principals’ contribution which is repaid with interest over a term which is generally five years or less. The repayment of these advances has priority over the payment of management fees. Earnings levels from which a firm’s growth is measured, as well as a firm’s base earnings, may be adjusted upwards for certain capital expenditures.

Corporate headquarters

Our New York headquarters provides support for our acquired firms. Corporate activities, including mergers and acquisitions, legal, finance and accounting, marketing and operations and technology are centralized in New York. Our mergers and acquisitions team identifies targets, performs due diligence and negotiates acquisitions. Our legal team is heavily involved in the acquisition process in addition to handling our general corporate and corporate regulatory needs. Finance and accounting is responsible for working with each firm to ensure timely and accurate reporting. In addition, finance and accounting is responsible for consolidation of our financial statements at the corporate level. Our operations team works with our firms to identify opportunities for joint-work and cross-selling and to identify and resolve operational issues.

Our technology team addresses technology requirements at both the corporate level and at the firm level. Our firms maintain their existing systems except to the extent that they need to have certain capabilities to interface with our corporate systems. We provide our firms with web-enabled software that complements their existing systems. Our technology model and philosophy have enabled our principals to immediately begin using our web-enabled services, leverage their existing technology investments and support growth in products distribution and client reporting capabilities.

Our internal audit department is based in our New York headquarters with additional full-time personnel in our Austin, Texas facility.

Clients and Customers

The customers of our life insurance and wealth transfer and financial planning and investment advisory products and services are generally high net worth individuals and the businesses that serve them. We define the high net worth market as households with investible assets of at least $1 million. According to Spectrem Group, the number of households in the high net worth market grew at an estimated compounded annual rate of 7.7% from 1996 to 2004. We particularly seek to target the segment of the high net worth market having net worth, excluding primary residence, of at least $5 million, although we sell a substantial volume of products to persons having lower levels of net worth. According to Spectrem Group, this higher segment of the high net worth market grew at an estimated compounded annual rate of 14.6% during the period from 1996 to 2004.

Although the size of the high net worth market decreased in 2002 and 2001, this segment grew in 2003 and 2004 according to Spectrem Group. We believe that the current economic and stock market environment may lead high net worth persons to increase their demand for the specialized services we offer in order to continue to meet their financial goals. Our firms experienced an internal revenue growth rate of 5% in 2002, 14% in 2003, 16% in 2004 and 9% in the six months ended June 30, 2005, which we believe was driven in part by this increased demand. Further, we are well positioned to benefit from any future growth in the high net worth market.

The customers of our firms’ corporate and executive benefits products and services are generally small and medium-size corporations and the businesses that serve them. According to the U.S. Census Bureau, in 2001, there were approximately 2.2 million businesses employing between 5 and 999 employees. We consider this segment our target market although our firms sell a significant volume of product to businesses that are smaller or larger.

Competition

We face substantial competition in all aspects of our business. Our competitors in the insurance and wealth transfer business include individual insurance carrier sponsored producer groups, captive distribution systems of insurance companies, broker-dealers and banks. In addition, we also compete with independent insurance intermediaries, boutique broker-general agents and local distributors including M Financial Group and The BISYS Group, Inc. We believe that we remain competitive due to several factors, including the independence of our producers, our “open architecture” platform, the overall strength of our business model, the technology-based support services we provide and the training resources available to our firms.

In the corporate and executive benefits business, we face competition which varies based on the products and services provided. In the employee benefits sector, we face competition from both national and regional groups. Our national competitors include Marsh & McLennan Companies, Inc., Aon Corporation, Hilb, Rogal and Hamilton Company, Arthur J. Gallagher & Co., U.S.I. Holdings Corp., Brown & Brown, Inc. and Willis Group Holdings. Our regional competitors include local brokerage firms and regional banks, consulting firms, third-party administrators, producer groups and insurance companies.

In the financial planning and investment advisory business, we compete with a large number of investment management and investment advisory firms. Our competitors include global and domestic investment management companies, commercial banks, brokerage firms, insurance companies, independent financial planners and other financial institutions. U.S. banks and insurance companies can now affiliate with securities firms, which has accelerated consolidation within the money management and financial services industries. It has also increased the level of competition for assets on behalf of institutional and individual clients. In addition, foreign banks and investment firms have entered the U.S. money management industry, either directly or through partnerships or acquisitions. Factors affecting our financial planning and investment management business include brand recognition, business reputation, investment performance, quality of service and the continuity of both the client relationships and assets under management. We believe that our unique model will allow our firms to compete effectively in this market. Our entrepreneurs will be able to maintain and create client relationships while enjoying the brand recognition, quality of service and diversity of opportunities provided by the national network.

NFPSI also competes with numerous other independent broker-dealers, including Raymond James Financial, Inc., LPL Financial Services, FSC Securities Corporation, Cambridge Investment Research, Inc., Commonwealth Financial Network, Financial Network Investment Corporation, Nathan & Lewis Securities, Inc. and Royal Alliance Associates, Inc.

Regulation

The financial services industry is subject to extensive regulation. Our firms are currently licensed to conduct business in the 50 states, the District of Columbia and Puerto Rico and are subject to regulation and supervision both federally and in each of these jurisdictions. In general, this regulation is designed to protect clients and other third parties that deal with our firms and to ensure the integrity of the financial markets, and is not designed to protect our stockholders. Our firms’ ability to conduct business in the jurisdictions in which they currently operate depends on our firms’ compliance with the rules and regulations promulgated by federal regulatory bodies and the regulatory authorities in each of these jurisdictions. Failure to comply with all necessary regulatory requirements, including the failure to be properly licensed or registered, can subject our firms to sanctions or penalties. In addition, there can be no assurance that regulators or third parties will not raise material issues with respect to our firms’ past or future compliance with applicable regulations or that future regulatory, judicial or legislative changes will not have a material adverse effect on our company.

State insurance laws grant supervisory agencies, including state insurance departments, broad regulatory authority. State insurance regulators and the National Association of Insurance Commissioners continually reexamine existing laws and regulations, some of which affect us. These supervisory agencies regulate, among other things, the licensing of insurance brokers and agents and other insurance intermediaries, regulation of the handling and investment of third-party funds held in a fiduciary capacity and the marketing and compensation practices of insurance brokers and agents. This continual reexamination may result in the enactment of laws and regulations, or the issuance of interpretations of existing laws and regulations, that adversely affect our business. More restrictive laws, rules or regulations may be adopted in the future that could make compliance more difficult and expensive.

Most of our subsidiaries are licensed to engage in the insurance agency and brokerage business in most of the jurisdictions where we do business. In addition, the insurance laws of all United States jurisdictions require individuals who engage in agency, brokerage and certain other insurance service activities to be licensed personally. These laws also govern the sharing of insurance commissions with third parties. We believe that any payments made by us, including payment of management fees, are in compliance with applicable insurance laws. However, should any insurance department take the position, and prevail, that certain payments by us violate the insurance laws relating to the payment or sharing of commissions, that insurance department could require that we stop making those payments or that the entities receiving those payments become licensed. In addition, if this were to occur, the insurance department could impose fines or penalties on us. We believe, however, that we could continue to operate our business by requiring that these entities be licensed or by making payments directly to licensed individuals.

Several of our subsidiaries, including NFPSI, are registered broker-dealers. The regulation of broker-dealers is performed, to a large extent, by the SEC and self-regulatory organizations, principally the NASD, and the national securities exchanges, such as the NYSE. Broker-dealers are subject to regulations which cover all aspects of the securities business, including sales practices, trading practices among broker-dealers, use and safekeeping of customers’ funds and securities, capital structure, recordkeeping and the conduct of directors, officers and employees. Violations of applicable laws or regulations can result in the imposition of fines or censures, disciplinary actions, including the revocation of licenses or registrations, and reputational damage. Recently, federal and state regulatory authorities have focused on, and continue to devote substantial attention to, the mutual fund, annuity and insurance industries. We have received from such authorities inquiries relating to variable product compensation arrangements, and have responded to and are cooperating with such authorities. We cannot predict the outcome of these inquiries. In addition, it is difficult at this time to predict whether changes resulting from new laws and regulations will affect the industry or our business and, if so, to what degree.

Providing investment advice to clients is also regulated on both the federal and state level. NFPSI and certain of our firms are investment advisers registered with the SEC under the Investment Advisers Act of 1940, as amended, or Investment Advisers Act, and certain of our firms are regulated by state securities regulators under applicable state securities laws. Each firm that is a federally registered investment adviser is regulated and subject to examination by the SEC. The Investment Advisers Act imposes numerous obligations on registered investment advisers, including disclosure obligations, recordkeeping and reporting requirements, marketing restrictions and general anti-fraud prohibitions. Each firm that is a state-regulated investment adviser is subject to regulation under the laws of the states in which it provides investment advisory services. Violations of applicable federal or state laws or regulations can result in the imposition of fines or censures, disciplinary actions, including the revocation of licenses or registrations, and reputational damage.

The SEC, the NASD, and various other regulatory agencies have stringent rules with respect to the maintenance of specific levels of net capital by securities brokerage firms. Failure to maintain the required net capital may subject a firm to suspension or revocation of registration by the SEC and suspension or expulsion from the NASD and other regulatory bodies, which ultimately could prevent NFPSI or our other broker-dealers from performing as a broker-dealer. In addition, a change in the net capital rules, the imposition of new rules or any unusually large charge against net capital could limit the operations of NFPSI or our other broker-dealers, which could harm our business.

Our revenue and earnings may be more exposed than other financial services firms to the revocation or suspension of the licenses or registrations of our firms’ principals, because the revenue and earnings of many of our firms are largely dependent on the individual production of their respective principals for whom designated successors may not be in place.

Recently, the insurance industry has been subject to a significant level of scrutiny by various regulatory bodies, including state attorneys general and insurance departments, concerning certain practices within the insurance industry. These practices include, without limitation, the receipt of contingent commissions by insurance brokers and agents from insurance companies and the extent to which such compensation has been disclosed, bid rigging and related matters. As discussed under “—Legal Proceedings,” several of our subsidiaries have received subpoenas and other information requests with respect to these matters. As a result of these and related matters, including actions taken by the New York Attorney General’s office beginning in April 2004, there have been a number of recent revisions to existing, or proposals to modify or enact new, laws and regulations regarding insurance agents and brokers. These actions have imposed or could impose additional obligations on us with respect to the insurance and other financial products we market. Any changes that are adopted by the federal government or the states where we market insurance could adversely affect our revenue and financial results.

In our executive benefits business, we have designed and implemented supplemental executive retirement plans that use split dollar life insurance as a funding source. Split dollar life insurance policies are arrangements in which premiums, ownership rights and death benefits are generally split between an employer and an employee. The employer pays either the entire premium or the portion of each year’s premium that at least equals the increase in cash value of the policy. Split dollar life insurance has traditionally been used because of its federal tax law advantages. However, in recent years, the IRS has adopted regulations relating to the tax treatment of some types of these life insurance arrangements, including regulations that treat premiums paid by an employer in connection with split dollar life insurance arrangements as compensation or loans for federal income tax purposes. In addition, the recently enacted Sarbanes-Oxley Act may affect these arrangements. Specifically, the Sarbanes-Oxley Act includes a provision that prohibits most loans from a public company to its directors or executives. Because a split dollar life insurance arrangement between a public company and its directors or executives could be viewed as a personal loan, we have seen a reduction in sales of split dollar life insurance policies to our clients that are subject to the Sarbanes-Oxley Act. Moreover, members of Congress have proposed, from time to time, other laws reducing the tax incentive or otherwise impacting these arrangements. As a result, our supplemental executive retirement plans that use split dollar life insurance may become less attractive to some of our firms’ customers, which could result in lower revenue to us.

Legislation enacted in the spring of 2001 under EGTRRA increased the size of estates exempt from the federal estate tax and phases in additional increases between 2002 and 2009. EGTRRA also phases in reductions in the federal estate tax rate between 2002 and 2009 and repeals the federal estate tax entirely in 2010. Under EGTRRA, the federal estate tax will be reinstated, without the increased exemption or reduced rate, in 2011 and thereafter. However, President Bush and members of Congress have expressed a desire to modify the current legislation, which could result in additional increases in the size of estates exempt from the federal estate tax, further reductions in the federal estate tax rate or a permanent repeal of the federal estate tax. In that regard, on April 13, 2005, the House of Representatives passed a bill that would permanently extend the estate tax repeal after it expires in 2010 under EGTRRA, while maintaining the current phase-out schedule. The bill, or other related legislation, is expected to be considered in the Senate in due course. As enacted, EGTRRA has had a modest negative impact on our revenue from the sale of estate planning services and products including certain life insurance products that are often used to fund estate tax obligations and could have a further negative impact in the future. The pending bill, if enacted in its current form, or any additional increases in the size of estates exempt from the federal estate tax, further reductions in the federal estate tax rate or other legislation to permanently repeal the federal estate tax, could have a material adverse effect on our revenue. There can be no assurance that the pending bill will not be enacted in its current form or, alternatively, that other legislation will not be enacted that would have a further negative impact on our revenue.

The market for many life insurance products we sell is based in large part on the favorable tax treatment, including the tax-free build up of cash values, that these products receive relative to other investment alternatives. A change in the tax treatment of the life insurance products we sell or a determination by the IRS that certain of these products are not life insurance contracts for federal tax purposes could remove many of the tax advantages policyholders seek in these policies. If the provisions of the tax code change or new federal tax regulations and IRS rulings are issued in a manner that would make it more difficult for holders of these insurance contracts to qualify for favorable tax treatment, the demand for the life insurance contracts we sell could decrease, which may reduce our revenue and negatively affect our business.

Employees

As of August 1, 2005, we had approximately 1,900 employees. We believe that our relations with our employees are satisfactory. None of our employees is represented by a union.

Properties

Our corporate headquarters are located in New York City, where we lease approximately 35,200 square feet of space. Our subsidiaries NFPSI and NFPISI lease approximately 38,600 square feet of space in Austin, Texas. In addition, our firms lease properties for use as offices throughout the United States. We believe that our existing properties are adequate for the current operating requirements of our business and that additional space will be available as needed.

Legal Proceedings

In the ordinary course of business, we are involved in lawsuits and other claims. Management considers these lawsuits and claims to be without merit and we are defending them vigorously. Management believes that the resolution of these lawsuits or claims will not have a material adverse impact on our consolidated financial position. In addition, the sellers of firms to us typically indemnify us for loss or liability resulting from acts or omissions occurring prior to the acquisition, whether or not the sellers were aware of these acts or omissions. Several of the existing lawsuits and claims have triggered these indemnity obligations.

Several of our firms have received subpoenas and other informational requests from governmental authorities, including the New York Attorney General’s Office, seeking information regarding compensation arrangements, any evidence of bid rigging and related matters. These subpoenas and requests appear to be similar to those received by other insurance intermediaries in their respective states. We have and will continue to cooperate fully with all governmental agencies. We also have completed a voluntary internal review of the policies and practices of our insurance operations in light of industry developments. The voluntary internal review was conducted under the supervision of outside counsel. In connection with our response to the governmental authorities’ subpoenas and other informational requests and the internal review conducted by us and outside counsel, neither we nor outside counsel discovered any evidence of bid rigging, or fictitious or inflated quotes involving collusion with insurance carriers. The internal review also examined our compensation arrangements in connection with our insurance operations, including the impact of such arrangements on carrier selection, and we have implemented, and will continue to implement, structural changes, compensation arrangement changes, enhanced organizational controls, and enhanced regulatory and compliance programs.

We, along with over twenty other unrelated insurance brokers and insurers, were named as a defendant in three putative class actions filed by alleged policyholders in various federal courts. These actions have been consolidated in the District of the State of New Jersey and assert, on behalf of a class of persons who purchased insurance through the broker defendants, claims arising from the types of conduct alleged in the New York Attorney General’s civil complaint against Marsh Inc. and Marsh & McLennan Companies, Inc., primarily relating to bid rigging, kickback schemes, racketeering activities, antitrust violations, unfair competition and breach of fiduciary duties. We dispute the allegations and intend to defend the action vigorously. Additional complaints may be filed against us in various courts alleging claims arising from the types of conduct alleged in the New York Attorney General’s complaint or related matters. Our ultimate liability, if any, in the pending and possible future suits is uncertain and subject to contingencies that are not yet known.

We cannot predict at this time the effect that any current or future regulatory activity, investigations or litigation will have on our business. Given the current regulatory environment and the number of our subsidiaries operating in local markets throughout the country, it is possible that we will become subject to further governmental inquiries and subpoenas and have lawsuits filed against us. Our ultimate liability, if any, in connection with these matters and any possible future such matters is uncertain and subject to contingencies that are not yet known.

MANAGEMENT

Executive Officers and Directors

Set forth below is information concerning our executive officers and directors as of August 1, 2005.

Name	Age	Position
Jessica M. Bibliowicz	45	Chairman, President and Chief Executive Officer
Mark C. Biderman	59	Executive Vice President and Chief Financial Officer
R. Bruce Callahan	65	Chairman and Chief Executive Officer of NFPISI
Robert R. Carter	53	President of NFPISI
Douglas W. Hammond	39	Executive Vice President and General Counsel
Elliot M. Holtz	41	Executive Vice President, Marketing and Firm Operations
Jeffrey A. Montgomery	38	Chief Executive Officer and President of NFPSI
Robert S. Zuccaro	48	Executive Vice President and Chief Accounting Officer
Stephanie W. Abramson	60	Director
Arthur S. Ainsberg	58	Director
Marc E. Becker	33	Director
John A. Elliott	59	Director
Shari Loessberg	44	Director
Kenneth C. Mlekush	66	Director

Jessica M. Bibliowicz.    Ms. Bibliowicz has served as our President and Chief Executive Officer and as a director since April 1999 and as Chairman of the Board of Directors since June 2003. From June 1997 to April 1999, Ms. Bibliowicz served as President of John A. Levin & Co., a registered investment advisor. From January 1994 to June 1997, Ms. Bibliowicz served as Executive Vice President and Head of Smith Barney Mutual Funds. Ms. Bibliowicz is a Governor of the Boys & Girls Club of America, and serves on the Boards of Directors of Riverdale Country School and The Harvey School. Ms. Bibliowicz is also a member of the Board of Overseers of the Weill Medical College and Graduate School of Medical Sciences of Cornell University. Ms. Bibliowicz received an A.B. in Business from Cornell University. Ms. Bibliowicz has over 21 years of industry experience.

Mark C. Biderman.    Mr. Biderman has served as our Executive Vice President and Chief Financial Officer since November 1999. From May 1987 to October 1999, Mr. Biderman served as Managing Director and Head of the Financial Institutions Group in the Corporate Finance Department of CIBC World Markets Group and its predecessor Oppenheimer & Co., Inc. Mr. Biderman received his B.S.E. from Princeton University and his M.B.A. from Harvard Business School. Mr. Biderman has over 34 years of industry experience.

R. Bruce Callahan.    Mr. Callahan has served as Chairman and Chief Executive Officer of NFPISI since January 1999. From April 1986 to January 1999, Mr. Callahan was a founder and managing partner of Partner Holdings, Inc. before we acquired it in January 1999. Mr. Callahan served as a director from October 2000 to August 2003. Prior to that, he shared a directorship with Robert R. Carter, through which they shared one vote, from our inception to October 2000. Mr. Callahan has a B.A. from Dartmouth College and an M.B.A. from Harvard Business School. Mr. Callahan has over 41 years of industry experience.

Robert R. Carter.    Mr. Carter has served as President of NFPISI since January 1999. From April 1986 to January 1999, Mr. Carter was a founder and managing partner of Partner Holdings, Inc. before we acquired it in January 1999. Mr. Carter served as a director from October 2000 to August 2003. Prior to that, he shared a directorship with R. Bruce Callahan, through which they shared one vote, from our inception to October 2000. Mr. Carter has a B.A. from Howard Payne University and an M.A. from Southwestern Seminary. Mr. Carter has over 29 years of industry experience.

Douglas W. Hammond.    Mr. Hammond joined us in November 1999 and has served as our Executive Vice President and General Counsel since January 2004 and served as our Executive Vice President and Deputy General Counsel from December 2002 to January 2004. Prior to joining us, Mr. Hammond was associated with the law firm LeBoeuf, Lamb, Greene & MacRae, L.L.P., where he specialized in corporate insurance and regulatory matters, for the period from March 1998 to November 1999. From 1995 to March 1998, Mr. Hammond held various legal and business positions in the financial institutions division of Gulf Insurance Group, Inc., a specialty lines insurance company formerly headquartered in New York City. Mr. Hammond received his B.A. from Fairfield University and J.D. from St. John’s University School of Law. Mr. Hammond has over 12 years of industry experience.

Elliot M. Holtz.    Mr. Holtz joined us in August 1999 and has served as our Executive Vice President, Marketing and Firm Operations since December 2002 and served as Senior Vice President, Marketing and Firm Operations prior to that. From 1997 until immediately prior to joining us, Mr. Holtz was a partner at Orion Healthcare Consulting Group, an insurance consulting firm. From 1994 to 1997, Mr. Holtz was with UnitedHealthcare, ultimately running its health plan operations in the Pennsylvania and Delaware markets. Prior to that, Mr. Holtz was with Metropolitan Life Insurance Company’s Institutional Operations. Mr. Holtz is a graduate of George Washington University. Mr. Holtz has over 19 years of industry experience.

Jeffrey A. Montgomery.    Mr. Montgomery has served as the Chief Executive Officer of NFPSI since May 2001 and also served as the President of NFPSI from May 2001 to March 2005. From September 2000 to May 2001, Mr. Montgomery served as President and Chief Executive Officer of Accredited Investor Services, Inc., an investment advisory and financial planning firm. From March 1997 to September 2000, Mr. Montgomery was the President and Chief Executive Officer of Washington Square Securities, Inc., an ING Reliastar broker-dealer. Mr. Montgomery received a B.A. from the University of St. Thomas and a J.D. from the University of Oregon School of Law. Mr. Montgomery has over 12 years of industry experience.

Robert S. Zuccaro.    Mr. Zuccaro has served as our Executive Vice President and Chief Accounting Officer since February 2005 and served as Senior Vice President and Chief Accounting Officer from July 2003 to February 2005. From June 1998 through July 2003, Mr. Zuccaro was Vice President and Chief Financial Officer of Gabelli Asset Management Inc., a publicly traded registered investment advisor and broker dealer. From 1984 through 1997, Mr. Zuccaro served as Vice President and Treasurer of Cybex International, Inc., a publicly traded manufacturer of medical, rehabilitative and fitness products. Prior to joining Cybex, Mr. Zuccaro was with Shearson Lehman Brothers and with Ernst & Young, an independent public accounting firm. Mr. Zuccaro is a certified public accountant and received a B.S. in Accounting from C.W. Post College.

Stephanie W. Abramson.    Ms. Abramson has served as a director since August 2003. Ms. Abramson has been a lawyer and consultant in private practice since January 2003 and, as of July 2005, she has served as an Executive Vice President and the General Counsel of DoubleClick Inc. From February 2001 to January 2003, Ms. Abramson served as Chief Legal Officer and Chief Corporate Development Officer of Heidrick & Struggles International, Inc. From June 1995 to November 2000, Ms. Abramson served as Executive Vice President, General Counsel and Secretary of Young & Rubicam Inc. Prior to joining Young & Rubicam Inc., Ms. Abramson was a Partner with Morgan, Lewis & Bockius. Ms. Abramson is a member of the Committee of Harvard University Board of Overseers to Visit the College and has been a member of various committees of the Association of the Bar of the City of New York. Ms. Abramson received a B.A. in Government from Radcliffe College of Harvard University and a J.D. from the New York University School of Law.

Arthur S. Ainsberg.    Mr. Ainsberg has served as a director since July 2003. Mr. Ainsberg has served as a director, Chairman of the Audit Committee and member of the Compliance Committee of Nomura Securities, Inc. since 1996. Mr. Ainsberg served as Chairman of the New York State Board for Public Accountancy from 1999 to 2000 and was a member of the Board from 1993 to 2001. From 1998 to 2000, he was a member of the Board of District 10 of the National Association of Securities Dealers. Mr. Ainsberg was Chief Operating Officer at two investment partnerships, Brahman Capital Corp. from 1996 to 2000 and Bessent Capital Corp. during 2001. In December 2003, Mr. Ainsberg was appointed, under the Global Research Analyst Settlement, the

Independent Consultant for Morgan Stanley & Co. and is responsible for selecting and monitoring the providers of independent research for the clients of Morgan Stanley. Mr. Ainsberg is a certified public accountant and received a B.B.A. in Accounting and an M.B.A. in Finance from Baruch College.

Marc E. Becker.    Mr. Becker has served as a director since our inception. Since 1996, Mr. Becker has been associated with, and is currently a partner of, Apollo Advisors, L.P., which, together with its affiliates, acts as the general partner of the Apollo Investment Funds, private equity securities funds focused on complex equity investments, leveraged buyouts and corporate reorganizations. Mr. Becker is a director of Pacer International, Inc., UAP Holding Corp. and Quality Distribution, Inc. Mr. Becker received a B.S. from The Wharton School of Business at the University of Pennsylvania.

John A. Elliott.    Dr. Elliott has served as a director since March 2005. Since September 2002, Dr. Elliott has served as Vice President of Baruch College, Dean of the Zicklin School at Baruch College and the Irwin and Arlene Ettinger Chair in Accountancy at the Zicklin School. Prior to joining the Zicklin School, Dr. Elliott served as an Associate Dean of the Johnson Graduate School of Management at Cornell University from 1996 to 2002 and held various professorship positions at Cornell University from 1982 to 2002. Dr. Elliott has served as a director of the Graduate Management Admissions Council (GMAC) since June 2004. Dr. Elliott is a certified public accountant and received a B.S. in Economics and an M.B.A. from the University of Maryland and a Ph.D. in Accounting from Cornell University.

Shari Loessberg.    Ms. Loessberg has served as a director since August 2003. Since September 1999, Ms. Loessberg has served as Senior Lecturer at the Massachusetts Institute of Technology Sloan School of Management. In July 2000, Ms. Loessberg co-founded Zeta Networks, an optical networking components firm, and served as its Chief Operating Officer until May 2002. Ms. Loessberg served as President of the strategy firm Big World from May 1998 to June 2000. For the five years prior to that, Ms. Loessberg was in Moscow, Russia, serving as Partner, Director and General Counsel of the firm now known as Brunswick UBS. Ms. Loessberg received an A.B. in English Literature from Georgetown University and a J.D. from the University of Texas School of Law.

Kenneth C. Mlekush.    Mr. Mlekush has served as a director since June 2005. Mr. Mlekush served as Vice Chairman of Jefferson-Pilot Life Insurance Company from 2002 to 2004 and held various executive officer positions at Jefferson-Pilot Life Insurance Company from 1993 to 2004, including President from 1998 to 2002. Mr. Mlekush was a member of the Board of the Life Insurance Marketing Association from 1995 to 1998 and served as its Chairman in 1997. Mr. Mlekush has been a trustee of the American College since 2000. Mr. Mlekush received his B.A. in History and Political Science from the University of Montana.

Board of Directors

The Board of Directors oversees our business and directs our management. The Board of Directors does not involve itself with the day-to-day operations and implementation of our business. Instead, the Board of Directors meets periodically with management to review our performance and our future business strategy. Members of the Board of Directors also regularly consult with management. The Board of Directors met 11 times during 2004. Each director attended, either in person or by telephone, at least 75% of the aggregate of the meetings of the Board of Directors and the committees of the Board of Directors on which he or she served during 2004 (in each case, which were held during the period for which he or she was a director).

The Board of Directors has determined that each of our directors, other than Ms. Bibliowicz, who is our Chief Executive Officer (the “CEO”), is “independent” within the meaning of the rules of both the SEC and the NYSE, as applicable, and based on our Guidelines for the Selection of Directors.

We have adopted a procedure by which stockholders may send communications to one or more members of the Board of Directors by writing to such director(s) or to the whole Board of Directors in care of the Corporate Secretary, National Financial Partners Corp., 787 Seventh Avenue, 11th Floor, New York, New York 10019. Any such communications will be promptly distributed by the Corporate Secretary to such individual director(s) or to all directors if addressed to the entire Board of Directors.

Our non-management directors meet in regularly scheduled executive sessions without management present in order to freely evaluate the performance of our management. The chairman of the Nominating and Corporate Governance Committee serves as the presiding director at such executive sessions. Stockholders and other interested persons may contact the presiding director or the non-management directors as a group by sending an e-mail to presidingdirector@nfpexternal.com.

We believe that it is important for members of the Board of Directors to attend our annual meetings of stockholders and therefore, in February 2004, adopted a policy encouraging all directors to use best efforts to attend all annual meetings. All but two of our then-current directors attended the 2005 Annual Meeting of Stockholders.

Recent Changes to the Board of Directors

On June 10, 2005, Marc J. Rowan resigned from our Board of Directors for personal reasons. Mr. Rowan’s resignation did not involve a disagreement with us or our management on any matter relating to our operations, policies or practices. At a meeting held on June 13, 2005, our Board of Directors elected Kenneth C. Mlekush as director, effective June 23, 2005, to fill the vacancy left by Mr. Rowan’s resignation. Mr. Mlekush will stand for reelection at our 2006 Annual Meeting of Stockholders as a nominee for director.

Committees of the Board of Directors

The Board of Directors also conducts business through certain committees, including: the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. The composition, purpose and responsibilities of each committee are set forth below.

The Audit Committee

The primary responsibilities of the Audit Committee are to assist the Board of Directors in its oversight of:

•	The integrity of our financial statements;

•	Our compliance with legal and regulatory requirements;

•	Our independent registered public accountants’ qualifications and independence;

•	The performance of our internal audit function and independent registered public accountants; and

•	Our management of market, credit, liquidity and other financial and operational risks.

The Audit Committee is composed of three directors: Mr. Ainsberg (Chairman), Ms. Abramson and Mr. Elliott. Each member of the Audit Committee has been determined by the Board of Directors to be “independent” within the meaning of the rules of both the SEC and the NYSE. In addition, the Board of Directors has determined that each member of the Audit Committee is financially literate and that the Audit Committee chairman, Mr. Ainsberg, has accounting or related financial management expertise, as such qualifications are defined under the rules of the NYSE, and is an “audit committee financial expert” within the meaning of the rules of the SEC. Upon the recommendation of the Audit Committee, the Board of Directors adopted an Amended and Restated Audit Committee Charter in May 2005.

The Audit Committee and the Board of Directors have developed our Whistleblower Protection Procedures, which sets forth procedures for the Audit Committee to receive, retain and treat complaints regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding accounting or auditing matters. A copy of our Whistleblower Protection Procedures is available on our website at http://www.nfp.com/ir/.

The Compensation Committee

The primary responsibilities of the Compensation Committee are as follows:

•	To oversee our compensation and employee benefit plans;

•	To approve all salary levels and incentive awards for executive officers; and

•	To review and make recommendations to the Board of Directors on our incentive-compensation and equity-based plans.

The Compensation Committee is composed of three directors: Ms. Abramson (Chairman), Mr. Elliott and Ms. Loessberg. Each member of the Compensation Committee has been determined by the Board of Directors to be “independent” within the meaning of the rules of the NYSE.

The Compensation Committee administers our Amended and Restated 1998 Stock Incentive Plan, Amended and Restated 2000 Stock Incentive Plan, Amended and Restated 2000 Stock Incentive Plan for Principals and Managers, Amended and Restated 2002 Stock Incentive Plan and Amended and Restated 2002 Stock Incentive Plan for Principals and Managers and the Management Incentive Plan pursuant to which the bonus compensation of certain our senior executives is determined.

The Nominating and Corporate Governance Committee

The primary responsibilities of the Nominating and Corporate Governance Committee are as follows:

•	To identify and recommend to the Board of Directors individuals qualified to serve as our directors and on committees of the Board of Directors;

•	To advise the Board of Directors with respect to the Board composition, procedures and committees and corporate governance principles applicable to us; and

•	To oversee the evaluation of the Board of Directors and our management.

The Nominating and Corporate Governance Committee is composed of three directors: Ms. Loessberg (Chairman), Mr. Elliott and Mr. Mlekush. Each member of the Nominating and Corporate Governance Committee has been determined by the Board of Directors to be “independent” within the meaning of the rules of the NYSE.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Compensation of the Board of Directors

All independent directors, with the exception of Mr. Becker, receive an annual retainer of $45,000 plus $2,000 for each Board of Directors or committee meeting attended in person and $1,000 per meeting attended telephonically. The chairman of the Audit Committee receives an additional $20,000 per year, the chairman of the Compensation Committee receives an additional $10,000 per year and the chairman of the Nominating and Corporate Governance Committee receives an additional $5,000 per year. As a result of Apollo’s role as our capital sponsor at our inception, Mr. Becker has opted to forgo any compensation in connection with his service on the Board of Directors.

On December 20, 2004, Arthur Ainsberg, Stephanie Abramson, and Shari Loessberg each received a grant of 5,000 options with an exercise price ($35.68) equal to the average of the closing sales price of our common stock for the 20-day period ending one day prior to the date of grant. These options have a ten-year term and, subject to continued service as a director, vest incrementally over a three-year period except that, in the event a change in control occurs with respect us and any such director’s service is terminated without cause by us or for good reason by such director within six months prior to or 18 months after such change in control, such options vest immediately. In connection with his appointment as a director, on March 21, 2005, John Elliott received a grant of 5,000 fully vested options with an exercise price ($39.83) equal to the average of the closing sales price of our common stock for the 20-day period ending one day prior to the date of grant. These options have a ten-year term. In connection with his appointment as a director, on July 12, 2005, Kenneth C. Mlekush received a grant of 5,000 fully vested options with an exercise price ($38.12) equal to the average of the closing sales price of our common stock for the 20-day period ending one day prior to June 23, 2005.

Executive Compensation

The following summary compensation table sets forth information concerning the cash and non-cash compensation for each of the last three years earned by, awarded to or paid to our chief executive officer and the remaining four most highly compensated executive officers as of December 31, 2004. We refer to these officers as our “named executive officers” in other parts of this prospectus.

Summary Compensation Table

Long-Term Compensation
	Annual Compensation					Awards		Payouts
Name and Principal Position	Fiscal Year	Salary	Bonus(1)	Other Annual Compensation(2)		Restricted Stock Awards(3)	Securities Underlying Options/ SARs(#)	LTIP Payouts(4)	All Other Compensation(5)
Jessica M. Bibliowicz Chairman, President and CEO	2004 2003 2002	$600,000 600,000 600,000	$622,500 725,000 500,000	$	— — —	$1,560,520 — —	— 100,000 —	$ — — —	$6,562 6,211 5,711

Mark C. Biderman Executive Vice President and Chief Financial Officer	2004 2003 2002	360,000 300,000 300,000	442,500 475,000 300,000		— — —	759,885 — —	— 40,000 50,000	— — —	7,279 6,908 6,403

Robert R. Carter President and Director of NFPISI and Director of NFPSI(6)	2004 2003 2002	400,000 400,000 358,600	472,500 550,000 401,500		— 1,970 —	231,215 — —	— 5,000 —	24,535 677,000 50,785	6,240 6,090 5,590

R. Bruce Callahan Chairman and CEO of NFPISI and Director of NFPSI(6)	2004 2003 2002	400,000 400,000 358,600	472,500 550,000 401,500		— 2,451 —	231,215 — —	— 5,000 —	24,535 677,000 50,785	6,240 6,090 5,590

Jeffrey A. Montgomery CEO and Director of NFPSI(7)	2004 2003 2002	300,000 279,167 250,000	307,500 330,000 230,000		— 1,595 —	342,867 — —	— 5,000 20,000	— — —	6,240 6,090 5,590

(1)	We pay cash and non-cash bonuses for performance in the immediately preceding year during February of the following year. Pursuant to our Capital Accumulation Plan, which was adopted by our Compensation Committee in May 2004, a portion of the 2004 annual bonus was paid in the form of RSUs. The value of these RSUs is excluded from the “Bonus” column but is included under the column heading, “Restricted Stock Awards.”

(2)	The amounts in this column represent amounts reimbursed for the payment of taxes relating to certain perquisites.

(3)

Amounts presented in this column include RSUs granted during the year ended December 31, 2004 and RSUs granted on February 16, 2005 in connection with the 2004 annual bonus. All awards shown were valued using the closing price of our common stock on December 31, 2004 ($38.80), the aggregate number and value of RSUs held by the named executive officers at the end of the 2004 fiscal year were as follows: Ms. Bibliowicz: 36,435 RSUs valued at $1,413,678; Mr. Biderman: 16,816 RSUs valued at $652,461; Mr. Carter:

2,382 RSUs valued at $92,422; Mr. Callahan: 2,382 RSUs valued at $92,422; and Mr. Montgomery: 7,007 RSUs valued at $271,872. Based on the closing price of our common stock on February 16, 2005 ($37.83), the aggregate number and value of RSUs issued in connection with the 2004 annual bonus were as follows: Ms. Bibliowicz: 5,230 RSUs valued at $197,851; Mr. Biderman: 3,462 RSUs valued at $130,967; Mr. Carter: 3,757 RSUs valued at $142,127; Mr. Callahan: 3,757 RSUs valued at $142,127 and Mr. Montgomery: 2,136 RSUs valued at $80,805. The RSUs vest over a period of three years, except those which were granted in connection with the 2004 annual bonus, which vest over a period of two years. All RSUs convey to the holder the right to receive dividend equivalents in the form of additional RSUs.

(4)	The amounts in this column represent payments received under our acquisition bonus program by each of Mr. Carter and Mr. Callahan for acquisitions that they originated that met certain specified criteria. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Commitments and Contingencies—Acquisition bonus programs.”

(5)	The amounts in this column represent our matching contributions under our 401(k) plan and term life insurance premiums. Our matching contribution under our 401(k) plan in 2004, 2003 and 2002 to each of Ms. Bibliowicz, Mr. Biderman, Mr. Carter, Mr. Callahan and Mr. Montgomery was $6,150, $6,000 and $5,500 respectively. The remaining amounts in each year represent premiums for term life insurance.

(6)	Other than stock options or RSUs awarded by NFP and bonuses paid pursuant to our acquisition bonus program, Messrs. Carter and Callahan only receive compensation from our wholly owned subsidiary NFPISI.

(7)	Other than stock options or RSUs awarded by NFP, Mr. Montgomery only receives compensation from NFPSI.

Option grants in 2004

No options were granted to any of our named executive officers during fiscal year 2004.

Aggregated Fiscal Year-End Option Values

The following table shows the fiscal 2004 year-end value of outstanding options for our common stock, whether or not exercisable, held by our named executive officers. No options were exercised by our named executive officers during 2004.

Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In-the-Money Options at Fiscal Year End(a)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Jessica M. Bibliowicz	—	—	520,000	80,000	$14,716,000	$1,264,000
Mark C. Biderman	—	—	128,000	62,000	3,312,400	1,114,600
Robert R. Carter	—	—	88,500	4,000	2,535,800	63,200
R. Bruce Callahan	—	—	88,500	4,000	2,535,800	63,200
Jeffrey A. Montgomery	—	—	24,000	26,000	485,700	501,800

(a)	“Value of Unexercised In-the-Money Options at Fiscal Year End” is the aggregate, calculated on a grant-by-grant basis, of the product of the number of unexercised options at the end of 2004 multiplied by the difference between the exercise price for the grant and the last reported sales price on December 31, 2004, of our common stock, as quoted on the NYSE, of $38.80, excluding grants for which the difference is equal to or less than zero.

Stock Incentive Plans

Amended and Restated 2002 Stock Incentive Plan and Amended and Restated 2002 Stock Incentive Plan for Principals and Managers

We adopted the 2002 Stock Incentive Plan and the 2002 Stock Incentive Plan for Principals and Managers, effective May 2002. We amended and restated both plans, effective August 2004. Each of these plans was adopted to give us a competitive advantage in attracting, retaining and motivating the participants, and to provide incentives linked to the financial results of our businesses and our subsidiaries. A maximum of 2,500,000 shares of our common stock is reserved for issuance under the Amended and Restated 2002 Stock Incentive Plan and a maximum of 3,000,000 shares of our common stock is reserved for issuance under the Amended and Restated 2002 Stock Incentive Plan for Principals and Managers, in each case subject to adjustments for stock splits and similar events. Any shares of common stock covered by an award (or portion of an award) that is forfeited or canceled, expires or is settled in cash, will be available for future awards under each of these plans. Under each of these plans, shares that have been issued pursuant to an award will not be available for future awards under the plan unless we subsequently repurchased those shares at their original purchase price, in which case the shares will be available for future awards under the plan. The administrator of the plans is the compensation committee. Any dispute that arises under or as a result of the interpretation, construction or application of the plan or any award will be determined by the compensation committee. The compensation committee’s determinations will be made in its sole discretion and will be binding on all persons, including us, any of our subsidiaries and affiliates, and the plan participants. Our board of directors may authorize one or more of our executive officers to grant awards. Among other things, the compensation committee has the authority to determine the participants to whom awards will be granted and the terms and conditions of awards under the plans, including without limitation the authority at any time to waive previously determined vesting requirements or accelerate the vesting of awards.

Each of these plans provides for the grant of options, stock appreciation rights, restricted stock units and performance units. Under the Amended and Restated 2002 Stock Incentive Plan, awards may be granted to officers, employees, non-employee directors, consultants and independent contractors who are responsible for or contribute to the management, growth and profitability of our business or the business of one of our subsidiaries or a company in which we have taken a substantial interest. Under the Amended and Restated 2002 Stock Incentive Plan for Principals and Managers, awards may be granted to the principals of a management company that has entered into a management agreement with us, managers who have entered into a management agreement with us or with one of our subsidiaries or a company in which we have taken a substantial interest, or to any person (which term may include a corporation, partnership or other entity) designated by either one of these principals or managers, with the prior consent of the compensation committee. Under each of these plans, the compensation committee will determine the terms and conditions of the awards, which will be set forth in an award agreement between us and the award recipient. The terms and conditions of awards need not be the same for each recipient. Unless the compensation committee determines otherwise, stock options granted under either of these plans and plan shares subject to other awards are not transferable by the participant other than by will or the laws of descent and distribution.

If an individual is granted an option award under either of the plans and such award is not subject to a vesting schedule, then the individual selected to receive the award must become a party to a stockholders’ agreement as a condition to receiving such award. In addition, each person to whom an award may be transferred by the original recipient will also be required to enter into a stockholders’ agreement prior to the award transfer.

Stock options granted under these plans may be granted with or without stock appreciation rights and generally will have a term of 10 years. Generally, stock options granted under the Amended and Restated 2002 Stock Incentive Plan will be subject to vesting over five years, and stock options granted under the Amended and Restated 2002 Stock Incentive Plan for Principals and Managers will be exercisable immediately upon grant. Once exercisable, stock options granted under these plans may be exercised by giving notice of exercise and payment of the purchase price, which may be made in any method permitted by the committee in its discretion, but will generally be allowed in the form of a check or other instrument acceptable to us or the delivery of previously acquired unrestricted shares of common stock, provided that the portion of the purchase price equal to the par value of the shares being purchased must be paid in cash or as otherwise provided under the Delaware General Corporation Law. In the compensation committee’s discretion, payment for options may also be made by means of a broker-cashless exercise procedure adopted by us. The compensation committee may also elect to cash out all or any portion of a stock option upon receipt of a notice of exercise from an award recipient. In that case, the amount of cash to be paid will be equal to the excess of the fair market value of a share of common stock on the date of exercise over the exercise price per share of the stock option, multiplied by the number of shares for which the stock option is being exercised.

Stock appreciation rights may be granted under each of these plans with or without relationship to a stock option. Stock appreciation rights will be payable in cash, shares of common stock or a combination of both, in the compensation committee’s discretion. If a stock appreciation right is payable in cash, the amount of cash to be paid will be determined in the same manner as described in the immediately preceding paragraph with respect to the cash-out of a stock option.

Under each of these plans, the compensation committee will determine the terms and conditions of restricted stock awards, including, in addition to the restrictions contained in the stockholders agreement or lock-up agreements, restrictions on transfer and vesting conditions, including, among other things, possible provisions relating to placing legends on certificates representing shares of restricted stock and our rights to repurchase the shares of restricted stock. Except as may be provided in the award agreement and the plan document, holders of restricted stock awards granted under each of these plans will have all of the rights of a stockholder holding the class or series of common stock that is the subject of the award, including, if applicable, the right to vote the shares and the right to receive cash dividends or distributions (but not, unless otherwise determined by the committee, to receive non-cash dividends or distributions). If so provided in the award agreement, cash dividends and distributions on the shares subject to the restricted stock award will be automatically deferred and reinvested in additional shares of restricted stock, which will be subject to the vesting of the underlying award or held subject to meeting conditions applicable only to dividends and distributions.

Under each of these plans, participants may be awarded grants of performance units, which are awards payable in cash or shares of common stock. The compensation committee will determine the terms and conditions of performance unit awards, and the settlement of these awards may be conditioned on the attainment of performance goals or upon the continued employment or service of the participant. The compensation committee will determine the performance goals applicable to each performance unit award, the performance cycle to which the performance goal relates, and will determine at the end of that cycle how many performance units have been earned.

Under each of the plans, generally, upon the termination of a participant’s employment or service with us and our subsidiaries and affiliates, unvested awards will immediately be forfeited and canceled. Unless otherwise provided by the compensation committee, if a participant’s employment or service with us and our subsidiaries and affiliates is terminated for “cause” (as defined under the plans), all then outstanding awards held by the participant will immediately be forfeited and canceled. Under either of the plans, unless otherwise provided by the compensation committee, if a participant’s employment or service with us and our subsidiaries and affiliates is terminated other than for cause, or other than because of the participant’s death or disability, the participant will have 30 days to exercise stock options that are vested as of the date of termination, and unvested options will immediately be forfeited and canceled. Upon the participant’s death or disability on or after the second anniversary of the date of option grant, all options that are unvested at the time of termination will become vested and immediately exercisable and will remain exercisable for one year from the date of death or disability; if death or disability occurs prior to the second anniversary of the date of option grant, the participant will have one year to exercise stock options that were vested upon the date of termination, and unvested stock options will immediately be forfeited and canceled.

Either of the plans may be amended or terminated at any time by our board of directors, but plan termination will not affect or impair any outstanding award, and no amendment may be made which would materially impair the rights of any participant under an outstanding award without that participant’s consent.

Amended and Restated 2000 Stock Incentive Plan and Amended and Restated 2000 Stock Incentive Plan for Principals and Managers

We adopted the 2000 Stock Incentive Plan and the 2000 Stock Incentive Plan for Principals and Managers, effective May 2000. We amended and restated the both plans, effective August 2004. A maximum of 1,600,000 shares of our common stock is reserved for issuance under each plan, subject to adjustments for stock splits and similar events. All other terms and conditions are substantially similar to those of the Amended and Restated 2002 Stock Incentive Plan and the Amended and Restated 2002 Stock Incentive Plan for Principals and Managers described above.

Amended and Restated 1998 Stock Incentive Plan

We adopted the 1998 Stock Incentive Plan, effective October 1998. We amended and restated the plan, effective August 2004. A maximum of 1,600,000 shares of our common stock is reserved for issuance under the plan, subject to adjustments for stock splits and similar events. All other terms and conditions are substantially similar to those of the 2002 Stock Incentive Plan described above.

Employment Agreements

Jessica M. Bibliowicz.    Effective April 5, 1999, we entered into an employment agreement with Ms. Bibliowicz to serve as our President and Chief Executive Officer (the “Former Agreement”). The fixed term of the Former Agreement would have terminated on April 5, 2004; however, pursuant to its terms, the agreement automatically renewed for a one-year period. On February 15, 2005 (the “Commencement Date”), we and Ms. Bibliowicz entered into an agreement that amended and restated the Former Agreement (such amended and restated agreement, the “Current Agreement”), pursuant to which Ms. Bibliowicz continues to serve as our President and Chief Executive Officer.

The Former Agreement provided for an annual base salary of $600,000, subject to upward adjustment at the sole discretion of the Board of Directors. Ms. Bibliowicz was also entitled to an annual bonus. Ms. Bibliowicz was granted stock options to purchase 400,000 shares of our common stock as of the date of the Former Agreement. In addition, the Former Agreement provided that if Apollo acquired, from time to time after the date of the Former Agreement, more than 10,000,000 additional shares of our common stock, Ms. Bibliowicz would be granted additional options to purchase a number of shares equal to 4% of the number of shares acquired by Apollo in excess of 10,000,000 shares up to a maximum of 12,500,000 shares of our common stock at a price per share of $10.00. Ms. Bibliowicz earned 100,000 options in April 2000 pursuant to this provision, which options were awarded as of April 1999, in light of an additional investment of $25,000,000 by Apollo. If Ms. Bibliowicz’s employment was terminated without cause or by Ms. Bibliowicz for good reason, including a material diminution in Ms. Bibliowicz’s duties, Ms. Bibliowicz was entitled to receive two years’ annual base salary at the annualized rate in effect on the termination date, a pro-rated annual bonus and other amounts. Under the terms of the Former Agreement, Ms. Bibliowicz was also subject to certain noncompetition and nonsolicitation covenants until 18 months after the date her employment was terminated.

The Current Agreement terminates on February 15, 2008 and will automatically renew for one year periods unless, at least 90 days before a renewal date, notice is given by either party that the agreement will not be extended. Under the Current Agreement, Ms. Bibliowicz is entitled to an annual base salary of $700,000, which the Board of Directors in its sole discretion may increase but not reduce, an annual bonus, with the target level to be no less than 125% of her annual base salary, determined in accordance with our annual bonus plan applicable to our senior executive officers, and participation in employee benefit plans and long-term incentive compensation programs on the same basis as our other senior executives. Ms. Bibliowicz is also entitled to receive on the first and second anniversaries of the Commencement Date, subject to her continued employment on each such date, an award relating to our common stock, the form of such award to be determined by the Compensation Committee of the Board of Directors. Each such award will have a fair market value on the date of grant no less than $1,413,678, the grant date fair market value of the 36,435 RSUs we granted to Ms. Bibliowicz under our Amended and Restated 2002 Stock Incentive Plan in December 2004, and will vest in three equal annual installments, subject to her continued employment. Pursuant to the Current Agreement, we also granted Ms. Bibliowicz an award of 50,000 RSUs in February 2005 and, subject to her continued employment as of each such date, we are obligated to grant Ms. Bibliowicz an award of 50,000 restricted shares of our common stock or 50,000 RSUs on each of the first and second anniversaries of the Commencement Date, each such grant to vest in full on the tenth anniversary of the date of grant, subject to her continued employment (the grants described in this sentence are referred to below as the “Restricted Stock Grants”). Under the Current Agreement, Ms. Bibliowicz has agreed to certain noncompetition and nonsolicitation covenants and is bound by confidentiality provisions.

In the event Ms. Bibliowicz’s employment is terminated due to her death or disability, she will be entitled to receive certain payments and benefits, including, without limitation: (i) her annual bonus for the year in which death or disability occurs, prorated through the date of death or termination of employment and (ii) immediate vesting of all equity awards other than the Restricted Stock Grants, with stock options remaining exercisable for one year after the termination date.

In the event we terminate Ms. Bibliowicz’s employment for cause, Ms. Bibliowicz will be entitled to receive certain benefits, including, without limitation, the continued right to exercise vested stock options granted prior to December 2004 for 30 days after the termination date.

In the event the Current Agreement terminates because we give notice of a non-renewal of the agreement’s term, Ms. Bibliowicz will be entitled to immediate vesting of all equity awards other than the Restricted Stock Grants, with stock options remaining exercisable for 90 days after the termination date.

In the event Ms. Bibliowicz’s employment is terminated without cause, or in the event Ms. Bibliowicz terminates her employment for good reason, she will be entitled to receive certain payments and benefits, including, without limitation: (i) payment for 24 months immediately following termination of employment (the “Continuation Period”) of her then-current annual base salary, (ii) a pro-rata bonus for the year of termination, based on the greater of (A) the target annual bonus award opportunity for such year and (B) the annual bonus for the prior year, (iii) an annual bonus amount to be paid during the Continuation Period based on the greater of the amounts specified in (A) and (B) in the preceding clause and (iv) immediate vesting of all equity awards other than the Restricted Stock Grants, with stock options remaining exercisable for 90 days after the termination date.

In the event we have a change in control, Ms. Bibliowicz will be entitled to immediate vesting of all equity awards other than the Restricted Stock Grants. In the event we terminate Ms. Bibliowicz’s employment without cause or Ms. Bibliowicz terminates her employment for good reason within 24 months after or, under certain additional circumstances, within six months prior to a change in control, Ms. Bibliowicz will be entitled to the amounts described in the preceding paragraph, except that: (i) the Continuation Period will be 36 months and (ii) the Restricted Stock Grants will become vested. The Current Agreement provides that if, after taking into account the 20% golden parachute excise tax that may be applied to Ms. Bibliowicz’s payments and benefits under the Current Agreement and our other plans and programs, her net benefits would be less than her “safe harbor amount” under the Code’s so-called “golden parachute rules,” we will reduce Ms. Bibliowicz’s total payments and benefits so that the total change in control-related payments and benefits paid to her will not exceed her safe harbor amount. The Current Agreement provides that if the reduction described in the preceding sentence is not applicable, we will pay to Ms. Bibliowicz the amount that would be otherwise necessary to make her whole with respect to the excise tax.

R. Bruce Callahan.    Mr. Callahan serves as Chairman and Chief Executive Officer of NFPISI under an employment agreement effective January 1, 2003 through May 1, 2006. The agreement automatically renews for a six-month period unless, at least six months before the expiration of the initial term, either we or NFPISI give notice to Mr. Callahan that the agreement will not be extended. The agreement provides Mr. Callahan with annual base compensation of $400,000. Mr. Callahan is also eligible to receive an annual bonus determined by the Compensation Committee of the Board of Directors, based on his performance and certain objective standards. Mr. Callahan is also entitled to participate in the formal employee benefit plans and programs of NFPISI on the same basis as other employees. In the event Mr. Callahan’s employment is terminated by him for good reason or by NFPISI, other than a termination by NFPISI for cause, death or disability, NFPISI is obligated to pay Mr. Callahan his base salary for the remainder of the employment term and to fully vest all of his stock option awards. In addition, in the event that Mr. Callahan’s employment is terminated under these circumstances after we experience a change in control, in addition to the payments and benefits described in the preceding sentence, Mr. Callahan will be entitled to an amount equal to his annual bonus for the preceding fiscal year pro rated as of the termination date. During the period of his employment under the agreement plus two additional years, Mr. Callahan is subject to certain nonsolicitation covenants. If his employment terminates, Mr. Callahan will be subject to certain noncompetition covenants for one year.

Robert R. Carter.    Mr. Carter serves as President of NFPISI under an employment agreement effective January 1, 2003 through May 1, 2006. The agreement automatically renews for a six-month period unless, at least six months before the expiration of the initial term, either we or NFPISI give notice to Mr. Carter that the agreement will not be extended. The agreement provides Mr. Carter with annual base compensation of $400,000. Mr. Carter is also eligible to receive an annual bonus determined by the Compensation Committee of the Board of Directors,

based on his performance and certain objective standards. Mr. Carter is also entitled to participate in the formal employee benefit plans and programs of NFPISI on the same basis as other employees. In the event Mr. Carter’s employment is terminated by him for good reason or by NFPISI, other than a termination by NFPISI for cause, death or disability, NFPISI is obligated to pay Mr. Carter his base salary for the remainder of the employment term and to fully vest all of his stock option awards. In addition, in the event that Mr. Carter’s employment is terminated under these circumstances after we experience a change in control, in addition to the payments and benefits described in the preceding sentence, Mr. Carter will be entitled to an amount equal to his annual bonus for the preceding fiscal year pro rated as of the termination date. During the period of his employment under the agreement plus two additional years, Mr. Carter is subject to certain nonsolicitation covenants. If his employment terminate, Mr. Carter will be subject to certain noncompetition covenants for one year.

Jeffrey A. Montgomery.    Mr. Montgomery serves as Chief Executive Officer of NFPSI under an employment agreement effective November 1, 2003 through October 31, 2005. The agreement provides Mr. Montgomery with annual base compensation of $300,000. Mr. Montgomery is also eligible to receive an annual bonus based on his performance and certain objective standards. Mr. Montgomery is also entitled to participate in the formal employee benefit plans and programs of NFPSI on the same basis as other executives. In the event Mr. Montgomery’s employment is terminated by him for good reason or by NFPSI, other than a termination by NFPSI for cause, death or disability, NFPSI is obligated to pay Mr. Montgomery his base salary for the remainder of the employment term and to fully vest all of his stock option awards, and such stock options shall be exercisable until the earlier of (i) five years from the termination date and (ii) the termination of the exercise period stated in the applicable stock option award agreement without regard to any provision in such agreement that reduces the length of the exercise period upon a termination of employment. In addition, in the event that Mr. Montgomery’s employment is terminated under these circumstances after we experience a change in control, in addition to the payments and benefits described in the preceding sentence, Mr. Montgomery will be entitled to an amount equal to his annual bonus for the preceding fiscal year pro rated as of the termination date. During the period of his employment under the agreement plus two additional years, Mr. Montgomery is subject to certain nonsolicitation covenants. Mr. Montgomery is also subject to certain noncompetition covenants for one year following termination of employment. In the event Mr. Montgomery is subject to a noncompetition covenant under the agreement, NFPSI will continue to pay him his base salary in accordance with the terms of the agreement, subject to certain exceptions, for a specified amount of time.

401(k) Plan

On January 1, 2001, we established the National Financial Partners Corp. 401(k) Plan, a defined contribution plan covering all full-time and certain part-time employees and all principals. Our 401(k) plan allows employees and principals to invest in any one, or a combination, of several participating mutual funds and an insurance company’s fixed account. Participants may elect to contribute any amount of their total compensation to the plan, subject to a maximum per participant as annually determined by the IRS. This year, the maximum contribution amounts are $14,000 per annum for participants under age 50 and $18,000 per annum for participants age 50 and over. Through our discretionary employer match program, for each of the years ended December 31, 2002, December 31, 2003, and December 31, 2004 we matched 50% of the first 6% of participants’ deferred income. The match percentage is designated on an annual basis at our discretion and may change in future periods. The matching contribution vests at a rate of 20% per year of service, commencing upon the completion of two years of service. Participants may borrow up to 50% of their vested account balances or up to $50,000, whichever is less. A participant may elect, upon either attaining the age of 55 and separating from service to us, or upon attaining the age of 59 1/2 and remaining in our service, to withdraw all or a portion of his or her before-tax contributions. Benefits are payable to the employee or principal, or his or her beneficiary, upon retirement, death, disability or termination of full-time employment or service. In some circumstances, the payment of benefits may have adverse tax consequences for the employee or principal.

RELATED PARTY TRANSACTIONS

Partners Marketing Services, Inc.

Prior to September 1, 2001, Texas law precluded the ownership of Texas-domiciled insurance agencies by any party other than Texas resident insurance agents. To enable us to strategically position ourselves to acquire desirable independent Texas insurance producers in the event of a change in Texas law, which we expected at the time, we entered into an affiliation arrangement with Partners Marketing Services, Inc., a licensed Texas insurance agency owned by R. Bruce Callahan and Robert Carter. Pursuant to this arrangement, we loaned Partners Marketing $2.3 million to acquire three Texas-domiciled insurance agencies. Also, in connection with this arrangement, we entered into an administrative services agreement with Partners Marketing pursuant to which we provided various administrative services to Partners Marketing’s three subsidiaries in exchange for fees.

On September 1, 2001, Texas law was amended to permit the ownership of Texas-domiciled insurance agencies by non-Texas insurance agents. In June 2002, after obtaining approval from the Texas Department of Insurance, we acquired Partners Marketing and each of its three wholly owned subsidiaries, through a share exchange in which certain classes of stockholders of Partners Marketing received shares of our common stock in exchange for their holdings of Partners Marketing’s stock. Neither Mr. Carter nor Mr. Callahan received any compensation or consideration for their ownership interest in Partners Marketing, as each consented to the cancellation of his shares. At the time of this exchange, the Partners Marketing promissory notes became an intercompany debt and the administrative services agreement with Partners Marketing was terminated.

Loans to Former Director

In February 2000 and March 2001, we loaned Robert L. Rosen, a founder and former director, $2,000,000 and $469,492, respectively, to purchase shares of our common stock. The loans were collateralized by the pledge of 200,000 and 26,828 shares of our common stock, respectively. Interest accrued on the unpaid principal at the lowest rate permitted by the Internal Revenue Code. The notes were required to be repaid with after-tax proceeds from the sale of pledged shares at the rate of $10.00 per share plus any accrued interest on such amount. During 2004, the notes were fully satisfied.

Promissory Note

In April 2002, the Brenda Blythe Trust, one of our stockholders that at the time held more than 5% beneficial ownership, pledged 116,086 shares of our common stock to us pursuant to a pledge agreement. This stock was pledged as collateral to secure a promissory note delivered to us by Brown Bridgman Management Company, LLC and its principal in the amount of $2,321,718, which note represented overadvanced management fees. The settlor of the Brenda Blythe Trust is the principal of Brown Bridgman Management Company, LLC. In January 2005, the Brenda Blythe Trust exchanged 61,034 shares of our common stock to repay the note in full. The Brenda Blythe Trust was the sole stockholder of a firm we acquired in 1999.

Repayment of Loans by Executive Officers and Directors

In December 2002, Jessica M. Bibliowicz, our chairman, president and chief executive officer, repaid in full the principal and all accrued interest of a loan we made to her in March 2001. The loan was for $850,000 and enabled her to purchase 48,571 shares of our common stock. The loan was made on the same terms as the terms of the note described above under “Loans to Former Director.”

In December 2002, Mark C. Biderman, our executive vice president and chief financial officer, also repaid in full the principal and all accrued interest of a loan we made to him in March 2001. The loan was for $400,000 and enabled him to purchase 22,857 shares of our common stock. This loan was made on the same terms as the terms of the note described above under “Loans to Former Director.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information as of August 1, 2005, about the beneficial ownership of our common stock by:

•	each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our executive officers and directors as a group; and

•	the selling stockholders.

All persons listed in the table below have sole voting and investment power with respect to their shares. Unless otherwise indicated, the address of each beneficial owner listed in the table below is: c/o National Financial Partners Corp., 787 Seventh Avenue, 11th Floor, New York, New York 10019. Beneficial ownership is determined in accordance with the rules of the SEC and, in general, holders having voting or investment power with respect to a security are beneficial owners of that security. Shares of common stock issuable pursuant to options or rights, to the extent such options or rights are exercisable within 60 days, are treated as beneficially owned and outstanding for the purpose of computing the percentage ownership of the person holding the option or right, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of beneficial ownership of our common stock before this offering is based on 35,689,666 shares of our common stock outstanding as of August 1, 2005. The percentage of beneficial ownership of our common stock after this offering is based on 36,501,031 shares of our common stock outstanding. See “Description of Capital Stock.” The table assumes that the underwriters will not exercise their option to purchase additional shares. If the underwriters exercise their option to purchase additional shares, the selling stockholders will sell the additional shares necessary to satisfy the option exercise ratably in proportion to the number of shares offered by the selling stockholders before the option exercise.

	Shares Beneficially Owned Before Offering		Shares Being Offered	Shares Beneficially Owned After Offering
Name	Number	Percentage		Number	Percentage
Executive Officers and Directors
Jessica M. Bibliowicz(1)	597,867	1.7%	—	597,867	1.6%
Mark C. Biderman(2)	174,067	*	21,888	152,179	*
R. Bruce Callahan(3)	198,890	*	38,518	156,372	*
Robert R. Carter(4)	165,812	*	11,434	154,378	*
Elliot M. Holtz(5)	47,250	*	7,600	42,650	*
Douglas W. Hammond(6)	44,000	*	6,900	37,100	*
Jeffrey A. Montgomery(7)	32,000	*	—	32,000	*
Stephanie W. Abramson(8)	12,500	*	—	12,500	*
Arthur S. Ainsberg(8)	20,000	*	—	20,000	*
Marc E. Becker(9)	—	—	—	—	*
John A. Elliott(10)	6,000	*	—	6,000	*
Shari Loessberg(10)	6,000	*	—	6,000	*
Kenneth C. Mlekush(10)	7,000	*	—	7,000	*
All executive officers and directors as a group (14 persons)	1,321,386	3.6%	86,340	1,235,046	3.3%
5% Stockholder
Apollo Management IV, L.P.(11)	6,750,058	18.9%	2,500,019	4,250,039	11.6%

	Shares Beneficially Owned Before Offering		Shares Being Offered	Shares Beneficially Owned After Offering
Name	Number	Percentage		Number	Percentage
Other Selling Stockholders(12)
1999 McGehee Family Revocable Living Trust	55,500	*	5,000	50,500	*
Jack W. Abel	9,976	*	1,712	8,264	*
Adam Marc Katz Trust DTD 10/10/89	4,406	*	2,018	2,388	*
Kimberly L. Adams	3,025	*	1,453	1,572	*
David E. Alexander(13)	36,002	*	13,333	22,669	*
Gary Ambrose(14)	5,536	*	2,050	3,486	*
Andrew M. Denis & Valerie A. Denis Living Trust, Andrew M. & Valerie A. Denis, Trustees	2,440	*	1,152	1,288	*
Patricia L. Arnone(15)	13,385	*	5,000	8,385	*
Robert C. Arnone	13,500	*	5,000	8,500	*
Robert J. Arnone(16)	40,500	*	15,000	25,500	*
Bakumba Partners LP	4,909	*	1,818	3,091	*
Barbara and Jordon Katz Family Foundation(17)	5,500	*	5,500	—	—
Barbara A. Levine Revocable Trust	5,400	*	2,000	3,400	*
Timothy R. Bell	9,180	*	3,400	5,780	*
Bellajule Partners, LP(18)	26,479	*	6,877	19,602	*
Michael S. Benoit(19)	11,263	*	3,742	7,521	*
Robert L. Bingham(20)	15,601	*	4,051	11,550	*
William J. Bingham(21)	11,094	*	2,025	9,069	*
L. H. Blum, CPA PA	39,330	*	13,800	25,530	*
Michael A. Book	49,010	*	11,850	37,160	*
Joseph W. Bowie	9,046	*	3,350	5,696	*
Brenda Blythe Trust(22)	704,997	2.0%	132,419	572,578	1.6%
Brooks Family Trust(23)	106,768	*	28,095	78,673	*
Kevin L. Brown	19,066	*	3,813	15,253	*
Richard W. Brown	7,786	*	1,184	6,602	*
William M. Buchholz	3,759	*	563	3,196	*
William D. Byron & Christina N. Byron Ten Ent	30,841	*	15,018	15,823	*
Allen L. Cairns	3,123	*	624	2,499	*
Ernesto Duran Cancel	13,806	*	4,061	9,745	*
Caren S. Schneider Trust DTD 8/19/97	12,697	*	2,990	9,707	*
The Carole and Barry Kaye Foundation, Inc.(24)	75,000	*	75,000	—	*
Caron Partners, LP(25)	56,135	*	14,580	41,555	*
Joseph Lee Carpenter(26)	70,941	*	23,978	46,963	*
David J. Carroll	84,507	*	16,901	67,606	*
Thomas J. Carstens	7,996	*	1,887	6,109	*
John F. Carter	810	*	162	648	*
John T. Cash, Jr.(27)	101,883	*	20,532	81,351	*
John T. Cash III(28)	54,902	*	6,291	48,611	*
Jeffrey Cashman	2,902	*	580	2,322	*
Judith Cashman	2,902	*	580	2,322	*
Cashman Enterprises, Inc.	53,515	*	13,900	39,615	*
Jay H. Cavanagh	3,345	*	669	2,676	*
Earl Goodwin Chesson(29)	13,924	*	6,492	7,432	*
Jon C. Christie	11,447	*	3,882	7,565	*
Gregory T. Clarke	17,305	*	8,936	8,369	*

	Shares Beneficially Owned Before Offering		Shares Being Offered	Shares Beneficially Owned After Offering
Name	Number	Percentage		Number	Percentage
Catherine M. Clouse	270	*	70	200	*
Richard C. Clouse, Sr.(30)	20,885	*	2,619	18,266	*
Richard C. Clouse, Jr.(31)	8,883	*	1,110	7,773	*
Ann & Larry Cohen	5,700	*	1,500	4,200	*
Stuart I. Cohen	18,003	*	6,666	11,337	*
Tamara M. Coker	2,393	*	478	1,915	*
J. Forrest Collier	2,835	*	567	2,268	*
Combined Jewish Philanthropies of Greater Boston, Inc.(32)	7,091	*	7,091	—	—
Community Funds, Inc.(33)	1,200	*	1,200	—	—
Kenneth L. Cooper	19,066	*	3,813	15,253	*
Stephen A. Cooper(34)	83,325	*	10,093	73,232	*
William P. Corry	33,252	*	11,666	21,586	*
Joseph R. Crea	75,017	*	19,484	55,533	*
Robert L. Cummings	12,500	*	3,750	8,750	*
Dennis Cunning	77,691	*	11,653	66,038	*
Charles L. Cunningham	17,383	*	6,437	10,946	*
Karen S. Cunningham	17,383	*	6,437	10,946	*
Robert E. Czerwinski	13,343	*	2,668	10,675	*
G. Thomas Damasco	18,562	*	5,568	12,994	*
James J. Davidson	6,595	*	2,555	4,040	*
Norman Dawidowicz(35)	5,536	*	2,050	3,486	*
James E. Dayhoff, Jr.	19,066	*	3,813	15,253	*
Andrew J. DeGroat	13,803	*	4,705	9,098	*
Christiane Delessert	12,820	*	2,373	10,447	*
Dike Family Limited Partnership(36)	16,379	*	2,126	14,253	*
Dale B. Dir	3,474	*	694	2,780	*
Rodney D. Dir	5,307	*	1,061	4,246	*
Martin G. Dooley	5,776	*	1,155	4,621	*
Gary Droz	16,200	*	6,000	10,200	*
Keith D. Duke	2,835	*	567	2,268	*
Douglas Paul Dunn	17,187	*	10,311	6,876	*
Earl M. Slosberg Revocable Trust v/a/d 1/29/97 as amended and restated 2/27/04, Earl M. Slosberg Trustee	3,756	*	3,756	—	*
Eastman Family Trust: Earl R. Eastman & Kimberley Eastman, Trustees	114,000	*	40,000	74,000	*
Craig A. Eilers	11,550	*	3,000	8,550	*
Glenn Eisenberg(37)	293,894	*	71,622	222,272
Susan Rae Eisenberg(38)	218,391	*	53,634	164,757	*
Elizabeth Meltzer Trust	7,361	*	2,100	5,261	*
Susan Evans(39)	601	*	201	400	*
Thomas J. Fanning	36,643	*	12,857	23,786	*
Jolee J. Farro	75,017	*	19,484	55,533	*
Fay Family Limited Partnership	31,531	*	14,188	17,343	*
V. Raymond Ferrara & Kimbrough F. Ferrara, Tenants By Entireties	46,149	*	13,450	32,699	*

	Shares Beneficially Owned Before Offering		Shares Being Offered	Shares Beneficially Owned After Offering
Name	Number	Percentage		Number	Percentage
Louis Finkelstein	8,732	*	1,746	6,986	*
Marc & Beth Firestone	8,640	*	3,200	5,440	*
FJC(40)	2,050	*	2,050	—	—
Richard M. Flah	14,026	*	7,923	6,103	*
Brian Erik Flynn	20,625	*	3,093	17,532	*
Douglas C. Foreman	971	*	359	612	*
Stephen F. Foreman	971	*	359	612	*
David W. Freeley	84,507	*	16,901	67,606	*
Samuel Froedge	6,422	*	2,378	4,044	*
Bruce E. Fyfe & Wanda Fyfe, Tenants by Entirety	27,539	*	8,965	18,574	*
Patrick J. Gallagher	32,981	*	10,367	22,614	*
Lawrence J. Ganim	2,310	*	600	1,710	*
Matthew A. Ganovsky	62,494	*	16,231	46,263	*
Stephanie M. Gardner	2,750	*	825	1,925	*
Christopher J. Gavigan(41)	39,841	*	13,978	25,863	*
Scott A. Geiger	2,430	*	486	1,944	*
Steven D. Gettis	7,290	*	2,025	5,265	*
Charles B. Gilbert	3,547	*	1,313	2,234	*
Morris Glickman	2,788	*	975	1,813	*
GMRNFP Investment LLC	125,013	*	38,440	86,573	*
Mark S. Goodman(42)	211,159	*	76,092	135,067	*
Joe R. Goodwin	24,548	*	9,090	15,458	*
Gloria F. Gottlieb	43,292	*	16,033	27,259	*
The Gottlieb GST Trust I u/i/d 7/15/99	51,548	*	19,090	32,458	*
The Gottlieb GST Trust II u/i/d 7/15/99	51,548	*	19,090	32,458	*
James L. Gould(43)	6,431	*	978	5,453	*
Greenberg Family Trust Marvin E. & Lisa Greenberg, Co-Trustees(44)	478,583	1.3%	173,764	304,819	*
Diana Greenberg-Hudson(45)	64,620	*	19,386	45,234	*
Greg Yaris, Trustee of the Horowitz Grandchildrens Trust, Created On November 30, 1999	45,600	*	16,000	29,600	*
John J. Griffith, Jr.	711	*	262	449	*
G. R. Gross, CPA, P.A.	39,330	*	13,800	25,530	*
Lawrence Hager(46)	61,501	*	21,578	39,923	*
Hagshenas Limited Family Partnership	217,119	*	97,701	119,418	*
Todd Hamerlinck	7,231	*	2,678	4,553	*
Paul M. Harrington	6,680	*	1,336	5,344	*
Edward F. Harris & Gail L. Harris	3,666	*	1,357	2,309	*
James B. Hartfield	5,000	*	1,500	3,500	*
James E. Hartfield(47)	79,672	*	27,954	51,718	*
Todd S. Healy(48)	47,924	*	12,001	35,923	*
Todd D. Heckman	2,469	*	914	1,555	*
Richard T. Heffern	30,698	*	6,139	24,559	*
Thomas J. Henske	9,458	*	3,193	6,265	*
Norman H. Hensley(49)	31,200	*	8,103	23,097	*
Herbert C. Smith, Trustee of the Herbert C. Smith Profit Sharing Plan and Trust	968	*	358	610	*
Lawrence T. Herrig	84,302	*	32,689	51,613	*

	Shares Beneficially Owned Before Offering		Shares Being Offered	Shares Beneficially Owned After Offering
Name	Number	Percentage		Number	Percentage
George W. Hester	3,976	*	1,471	2,505	*
Stephen Hill	40,500	*	15,000	25,500	*
Mark J. Hinkle	8,566	*	2,141	6,425	*
Brian R. Hirsch	3,426	*	856	2,570	*
Elizabeth Hirsch	3,426	*	856	2,570	*
Bruce E. Hlavacek	15,330	*	5,676	9,654	*
Elizabeth Hoffman(50)	6,600	*	2,000	4,600	*
Mark Holland	8,138	*	2,750	5,388	*
Horowitz Family Trust DTD 2/19/1986 with Restatements Dated 5/21/2003(51)	264,061	*	97,800	166,261	*
Michael Aaron Horowitz(52)	11,400	*	4,000	7,400	*
Samuel Louis Horowitz(53)	11,400	*	4,000	7,400	*
N. Douglas Hostetler(54)	53,464	*	10,860	42,604	*
Alan L. Kaye(55)	89,107	*	22,288	66,819	*
Barry Kaye(56)	499,248	1.4%	159,445	339,803	*
Howard Kaye(57)	240,440	*	73,314	167,126	*
Samuel Hoyle	13,087	*	2,677	10,410	*
James Kelly Hudelson	21,783	*	4,356	17,427	*
Infinity Trust, Harry M. McCabe Trustee(58)	9,904	*	1,055	8,849	*
Insurance Services Management, LLC(59)	109,497	*	40,553	68,944	*
Jeffrey Solodkin & Erica Solodkin, Tenants by the Entirety	45,758	*	11,458	34,300	*
Jennifer Meltzer Trust	7,362	*	2,100	5,262	*
Jerome T. Butwin Revocable Trust(60)	82,958	*	29,107	53,851	*
Jewish Community Foundation of the Jewish Federation Council of Greater Los Angeles(61)	71,500	*	68,500	—	—
Jewish Community Foundation of the Jewish Federation of South Palm Beach County(62)	3,000	*	3,000	—	*
Joel R. Baker Revocable Trust(63)	53,277	*	19,731	33,546	*
John Irvin(64)	54,442	*	18,769	35,673	*
John P. Lowth III Millennium Family Trust	20,550	*	4,500	16,050	*
John Thomas Kraemer Trustee of the John Thomas Kraemer & Cim Shami Kraemer Revocable Intervivos Trust 1993	79,427	*	18,238	61,189	*
Jonathan Katz Trust #2 DTD 10/1/82	4,406	*	2,018	2,388	*
Marc Jones	127,702	*	76,620	51,082	*
Jordon R. Katz Revocable Trust DTD Nov. 20, 2000(65)	74,597	*	26,173	48,424	*
James J. Keller	336	*	16	320	*
Joseph D. Kelly	18,360	*	6,800	11,560	*
Suzanne G. Kelly	18,360	*	6,800	11,560	*
K. Scott Kirby	62,494	*	16,231	46,263	*
Peter A. Knoll	20,067	*	4,013	16,054	*
Howard M. Koff	114,000	*	40,000	74,000	*
Steven I. Kolinsky(66)	46,350	*	15,000	31,350	*
William J. Kring	8,100	*	3,000	5,100	*
Steven H. Kronethal	17,125	*	5,625	11,500	*
Richard R. Kruse	14,580	*	5,400	9,180	*

	Shares Beneficially Owned Before Offering		Shares Being Offered	Shares Beneficially Owned After Offering
Name	Number	Percentage		Number	Percentage
Donald W. Labella, Jr.	11,188	*	4,142	7,046	*
Howard Labow	10,511	*	3,891	6,620	*
Maia Labow	10,511	*	3,891	6,620	*
Lafayette College(67)	30,000	*	30,000	—	—
Michael J. Lancaster	16,108	*	6,349	9,759	*
Gregory K. Large	70,758	*	29,750	41,008	*
Robert H. Leeper(68)	61,501	*	21,578	39,923	*
Peter M. Lefkowitz(69)	12,511	*	5,730	6,781	*
Larry Letterio	22,816	*	2,203	20,613	*
The LFPG Charitable Trust(70)	6,500	*	6,500	—	—
Michael S. Liebowitz(71)	96,609	*	35,779	60,830	*
Milton Liss	13,343	*	2,668	10,675	*
Anthony P. LoCascio & Jeanie L. LoCascio	16,650	*	6,000	10,650	*
Omar Haedo-Lopez	79,789	*	47,557	32,232	*
Howard M. Lorber(72)	172,226	*	63,787	108,439	*
John P. Lowth III(73)	171,250	*	33,000	138,250	*
Larry E. Lucco	27,902	*	5,580	22,322	*
Jerauld S. Mann	13,810	*	3,587	10,223	*
Mark Meltzer Trust	7,361	*	2,100	5,261	*
Randall R. Martell(74)	56,028	*	15,800	40,228	*
David W. Martin	542	*	324	218	*
Michael E. Martin	32,400	*	12,000	20,400	*
Max Meltzer Trust	7,361	*	2,100	5,261	*
Frank D. McArthur, II	18,612	*	2,628	15,984	*
Linda D. McCabe(75)	4,403	*	780	3,623	*
Michael W. McCullom	33,981	*	6,796	27,185	*
James McGilvray	7,415	*	1,925	5,490	*
Tracey McGilvray	15,888	*	4,126	11,762	*
Sean T. McNealy	62,494	*	16,232	46,262	*
Alan L. Meltzer	261,273	*	78,725	182,548	*
Marvin Meyer	42,367	*	14,864	27,503	*
Michael R. Juffa Trust	12,963	*	4,799	8,164	*
Michael Zanders Trust	607	*	223	384	*
Gerald L. Middel	3,762	*	2,256	1,506	*
George Miller	9,390	*	1,878	7,512	*
H. Miller, CPA, PA	37,260	*	13,800	23,460	*
Patrick J. Monaghan III(76)	33,845	*	7,784	26,061	*
Richard Morley	26,790	*	9,400	17,390	*
George Mosse	13,014	*	3,614	9,400	*
Jonathan R. Mosse	25,682	*	6,430	19,252	*
Michael V. Mosse	20,732	*	4,289	16,443	*
John T. Mulheran	25,972	*	5,194	20,778	*
Raymond J. Munger	7,070	*	1,401	5,669	*
Robert E. Muzikowski	13,500	*	2,250	11,250	*
Ronald H. Nakamoto(77)	33,841	*	12,533	21,308	*
Marty Louis Nanne & Patti Darlene Nanne	20,067	*	4,013	16,054	*
National Financial Services LLC IRA Gary Fegley(78)	46,200	*	6,000	40,200	*
Mark A. Nelson	13,233	*	6,616	6,617	*

	Shares Beneficially Owned Before Offering		Shares Being Offered	Shares Beneficially Owned After Offering
Name	Number	Percentage		Number	Percentage
Raymond P. Newsom	35,849	*	11,908	23,941	*
Michael O’Riordan(73)	35,833	*	13,271	22,562	*
Bryan Ohm	10,025	*	3,712	6,313	*
Gregory L. Olsen	14,553	*	1,455	13,098	*
Opportunity Systems, Inc.	4,351	*	1,610	2,741	*
Michelle L. Ortiz & Sandra L. Ortiz JTWROS	6,480	*	2,400	4,080	*
Robert Ortiz & Sandra Ortiz	9,720	*	3,600	6,120	*
Elaine M. Paris	5,700	*	2,000	3,700	*
William A. Payne & Lynne D. Payne Trustees Payne 50/50 Investment Trust	31,393	*	11,626	19,767	*
Esther S. Pearlstone	7,364	*	2,727	4,637	*
Richard Landau Pearlstone	10,909	*	5,454	5,455	*
Michael Zanders IRA, Pershing LLC as Custodian	12,284	*	2,162	10,122	*
Anthony C. Peyser	36,002	*	13,333	22,669	*
Thomas B. Martin IRA	8,437	*	3,124	5,313	*
Paul M. Pistilli	4,418	*	441	3,977	*
Mark Poche	405	*	81	324	*
Eric A. Pockross(80)	9,516	*	2,000	7,516	*
Jordan M. Pockross	7,700	*	4,000	3,700	*
Stuart F. Pockross(81)	67,857	*	23,808	44,049	*
Mark G. Pollock	49,559	*	9,911	39,648	*
M. K. Powers, CPA PA	1,890	*	700	1,190	*
Lucas Prewett & Agnes J. Prewett, Tenants By The Entireties	4,737	*	1,612	3,125	*
Mike A. Priestley	23,239	*	4,647	18,592	*
Russ A. Prince	810	*	162	648	*
Mary Denise Quinn	6,973	*	1,500	5,473	*
Michelle Benitez Quinonez	15,443	*	9,086	6,357	*
Rachlin Cohen & Holtz LLP	47,635	*	15,042	32,593	*
Sam Radin(82)	16,412	*	6,078	10,334	*
Gerald L. & Kimberly C. Rappold(83)	4,986	*	1,846	3,140	*
Reliance Trust Company FBO Eugenia P. Madison	991	*	198	793	*
Richard Alan Renwick Investment Trust(84)	32,892	*	11,751	21,141	*
Mark J. Rieder	4,886	*	1,714	3,172	*
Lawrence F. Riegner	22,050	*	9,700	12,350	*
John Daniel Rigby, Jr.	48,985	*	17,187	31,798	*
Robert A. DiMeo Trust	9,936	*	3,680	6,256	*
Robert J. Arnone & Patricia Arnone & Patricia Trish Arnone Trustees of the FBO Arnone Children DTD Sept. 5, 2001	54,000	*	20,000	34,000	*
Robert L. Rosen(85)	321,743	*	103,521	218,222	*
Ferdinand Ruano-Arroyo	6,956	*	1,739	5,217	*
Michael G. Rudelson	52,056	*	19,280	32,776	*
John R. Sachs	14,728	*	5,454	9,274	*
Rodney Dale Sager(86)	48,642	*	17,528	31,114	*
Scott M. Sakata	53,824	*	10,764	43,060	*
Christopher R. Sampers	1,255	*	500	755	*
Henry Sampers Jr.	18,871	*	7,075	11,796	*
John H. Sampers	3,250	*	975	2,275	*

	Shares Beneficially Owned Before Offering		Shares Being Offered	Shares Beneficially Owned After Offering
Name	Number	Percentage		Number	Percentage
San Diego Pine Cone, Ltd.(87)	16,200	*	6,000	10,200	*
Harold Jeffrey Sanes	4,909	*	1,818	3,091	*
Aviva E. Sapers(88)	6,970	*	2,091	4,879	*
William R. Sapers(89)	27,317	*	3,586	23,731	*
Robert Schechter(90)	129,336	*	598	128,738	*
Paul Schnell	35,640	*	13,200	22,440	*
Schwartz Family Trust dtd 4/16/01(91)	108,451	*	25,560	82,891	*
Stephen Scott	1,355	*	271	1,084	*
Charles Severs	5,472	*	2,026	3,446	*
Arthur D. Shankman	71,250	*	25,000	46,250	*
Judy Siegel	2,779	*	975	1,804	*
Howard Silverman	20,399	*	10,500	9,899	*
SMG Class of Interests of Clearwater Consulting Concepts LLLP(92)	196,128	*	72,640	123,488	*
Betty Ann Smith	13,500	*	5,000	8,500	*
John D. Smith(93)	76,067	*	27,316	48,751	*
Michael Sosner	11,784	*	4,363	7,421	*
Joshua M. Spivak	11,400	*	4,000	7,400	*
Richard D. Spivey	718	*	143	575	*
William F. Spotts	1,518	*	215	1,303	*
Gary W. Stallard	100,000	*	6,000	94,000	*
Jacqueline Stirling	18,544	*	6,866	11,678	*
Stanley I. Strouch	1,080	*	400	680	*
Sun Equity Company LLC	3,762	*	2,256	1,506	*
Malcolm C. Swasey	128,805	*	33,150	95,655	*
Paul A. Sylvester(94)	90,834	*	49,900	40,934	*
SYM Financial Corporation	2,034	*	752	1,282	*
Ike J. Talbot	1,776	*	609	1,167	*
Patricia A. Tanner	16,169	*	3,233	12,936	*
Jeffrey S. Tate	8,896	*	889	8,007	*
Thomas L. Taylor	18,544	*	6,866	11,678	*
Fern Kaye Tessler(95)	18,695	*	6,500	12,195	*
James Thiele	5,700	*	2,000	3,700	*
Kara Marie Thompson & John Martin Thompson	500	*	300	200	*
Steven P. Thompson	6,856	*	710	6,146	*
Randy Thurman	9,046	*	3,350	5,696	*
John J. Tillger	13,803	*	4,705	9,098	*
Bruce Udell(96)	162,168	*	57,331	104,837	*
University of Florida Foundation, Inc.(97)	4,000	*	4,000	—	—
Richard J. Valentine	328,141	*	103,565	224,576	*
Rick Van Benschoten	41,105	*	11,850	29,255	*
Walter H. Van Buren	3,086	*	981	2,105	*
Ken W. Vander Hart	7,555	*	3,308	4,247	*
Voigt Family L.P.	20,654	*	9,459	11,195	*
Cyrus Walker(98)	33,582	*	12,437	21,145	*
Edward L. Wallack(99)	6,970	*	4,182	2,788	*
Weyman H. Cox II Trustee, Cox Living Trust, May 18, 2000	25,328	*	9,665	15,663	*
William H. Ward	7,935	*	1,587	6,348	*
Paul H. G. Ward-Smith	35,370	*	8,100	27,270	*

	Shares Beneficially Owned Before Offering		Shares Being Offered	Shares Beneficially Owned After Offering
Name	Number	Percentage		Number	Percentage
William J. Weiss, III	13,810	*	3,587	10,223	*
Wesleyan University(100)	1,250	*	1,250	—	—
Richard Wezner	34,188	*	16,250	17,938	*
William A. Schneider Trust(101)	16,783	*	3,565	13,218	*
Howard Winitsky	37,841	*	10,227	27,614	*
Carrie S. Winsten(102)	3,557	*	1,247	2,310	*
Larry F. Winsten(103)	32,939	*	3,280	29,659	*
Robert L. Winter	18,301	*	2,888	15,413	*
Kenneth Wirth	9,283	*	3,437	5,846	*
Samuel F. Wishon	25,800	*	9,000	16,800	*
Bernard R. Wolfe	20,027	*	6,370	13,657	*
Bill S. Wolfkiel	13,200	*	3,428	9,772	*
Richard D. Worrell	9,390	*	1,878	7,512	*
Bonnie L. Zagula	4,056	*	1,795	2,261	*
Mathew E. Zagula & Stephanie Zagula, Joint Tenants	4,055	*	1,795	2,260	*
Leslie H. Zuckerman & Miriam Lasker, as Tenants by the Entirety	37,438	*	14,062	23,376	*

*	Represents less than 1% of outstanding common stock.
(1)	Includes options to purchase 520,000 shares of common stock. Ms. Bibliowicz owns 2,000 shares of common stock jointly with her children.
(2)	Includes options to purchase 146,000 shares of common stock.
(3)	Includes options to purchase 89,500 shares of common stock.
(4)	Includes options to purchase 89,500 shares of common stock.
(5)	Includes options to purchase 46,000 shares of common stock.
(6)	Includes options to purchase 43,500 shares of common stock.
(7)	Includes options to purchase 29,000 shares of common stock.
(8)	Includes options to purchase 10,000 shares of common stock.
(9)	Does not include shares held by Apollo Management IV, L.P. Mr. Becker disclaims beneficial ownership of the securities held by Apollo Management IV, L.P. Mr. Becker is a partner of Apollo Management IV, L.P. and a director of NFP.
(10)	Includes options to purchase 5,000 shares of common stock.
(11)	Represents shares beneficially held by Apollo Investment Fund IV, L.P. (6,401,602 shares) and Apollo Overseas Partners IV, L.P. (348,456 shares). Apollo Management IV, L.P. serves as the day-to-day manager for each of Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. The principal address of Apollo Management IV, L.P. is 9 West 57th Street, 43rd Floor, New York, NY 10019.
(12)	Unless otherwise indicated, these selling stockholders represent current and former principals and affiliates, current and former officers, directors and employees of NFP and our subsidiaries, persons who sold a portion of a subsidiary to us but did not become a principal, and each of their respective transferees, as permitted under the terms of our stockholders agreement or lock-up agreement. Unless otherwise indicated, any options to acquire common stock included in the shares beneficially owned for these stockholders are currently exercisable within sixty days of August 1, 2005.
(13)	Includes 1,250 shares of common stock that will be donated to Wesleyan University immediately prior to the offering.
(14)	Includes 1,025 shares of common stock that will be donated to FJC immediately prior to the offering.
(15)	Does not include 54,000 shares of common stock held by the Robert J. Arnone, Patricia Arnone and Patricia Trish Arnone Trustees of the FBO Arnone Children DTD Sept. 5, 2001 of which Robert J. Arnone and Patricia Arnone are the trustees. Mr. Arnone and Ms. Arnone may be deemed to have beneficial ownership of these shares. Mr. Arnone and Ms. Arnone disclaim beneficial ownership as to any such shares.
(16)	Does not include 54,000 shares of common stock held by the Robert J. Arnone, Patricia Arnone and Patricia Trish Arnone Trustees of the FBO Arnone Children DTD Sept. 5, 2001 of which Robert J. Arnone and Patricia Arnone are the trustees. Mr. Arnone and Ms. Arnone may be deemed to have beneficial ownership of these shares. Mr. Arnone and Ms. Arnone disclaim beneficial ownership as to any such shares.
(17)	Represents shares of common stock to be donated immediately prior to the offering by Jordon R. Katz Revocable Trust DTD Nov. 20, 2000.
(18)	Ron Levine, a limited partner of Caron Partners, LP, a selling stockholder, is the general partner of Bellajule Partners, LP. Mr. Levine may be deemed to have beneficial ownership of these shares. Mr. Levine disclaims beneficial ownership as to any such shares.
(19)	Includes options to purchase 2,879 shares of common stock.
(20)	Includes options to purchase 6,759 shares of common stock.
(21)	Includes options to purchase 6,759 shares of common stock.
(22)	Includes 30,000 shares of common stock that will be donated to Lafayette College immediately prior to the offering.
(23)	Includes options to purchase 77,284 shares of common stock.

(24)	Represents shares of common stock to be donated immediately prior to the offering by Barry Kaye.
(25)	Beth Levine, a limited partner of Bellajule Partners, LP, a selling stockholder, is the general partner of Caron Partners, LP. Ms. Levine may be deemed to have beneficial ownership of these shares. Ms. Levine disclaims beneficial ownership as to any such shares.
(26)	Includes options to purchase 32,893 shares of common stock.
(27)	Includes options to purchase 40,270 shares of common stock. Includes 4,000 shares of common stock that will be donated to the University of Florida Foundation, Inc. immediately prior to the offering.
(28)	Includes options to purchase 28,265 shares of common stock.
(29)	Includes options to purchase 3,000 shares of common stock.
(30)	Includes options to purchase 2,543 shares of common stock.
(31)	Includes options to purchase 2,543 shares of common stock.
(32)	Represents 2,091, 3,000 and 2,000 shares of common stock to be donated immediately prior to the offering by Aviva E. Sapers, William R. Sapers and Edward L. Wallack, respectively.
(33)	Represents shares of common stock to be donated immediately prior to the offering by Sam Radin.
(34)	Includes options to purchase 29,787 shares of common stock.
(35)	Includes 1,025 shares of common stock that will be donated to FJC immediately prior to the offering.
(36)	Arvid Dike, the general partner of Dike Family Limited Partnership, owns 1,715 shares of common stock and 6,401 options to purchase shares of common stock. Dike Family Limited Partnership disclaims beneficial ownership of such shares and options.
(37)	Includes options to purchase 170,463 shares of common stock.
(38)	Includes options to purchase 110,000 shares of common stock.
(39)	Consists of options to purchase 601 shares of common stock.
(40)	Represents 1,025 and 1,025 shares of common stock to be donated immediately prior to the offering by Gary Ambrose and Norman Dawidowicz, respectively.
(41)	Includes options to purchase 29,893 shares of common stock.
(42)	Consists of options to purchase 211,159 shares of common stock.
(43)	Includes 3,785 shares of common stock held by Pershing as Custodian for James L. Gould’s IRA, with respect to which Mr. Gould is a beneficial owner and has sole voting control and investment control.
(44)	Includes options to purchase 432,461 shares of common stock.
(45)	Consists of options to purchase 64,620 shares of common stock.
(46)	Includes options to purchase 29,893 shares of common stock.
(47)	Includes options to purchase 4,773 shares of common stock.
(48)	Includes options to purchase 14,605 shares of common stock.
(49)	Includes options to purchase 13,518 shares of common stock.
(50)	Includes options to purchase 200 shares of common stock.
(51)	Includes 62,000 shares of common stock that will be donated to the Richard and Beverly Horowitz Fund at the Jewish Community Foundation of the Jewish Federation Council of Greater Los Angeles immediately prior to the offering.
(52)	Includes 2,000 shares of common stock that will be donated to the Mike and Alona Horowitz Fund at the Jewish Community Foundation of the Jewish Federation Council of Greater Los Angeles immediately prior to the offering.
(53)	Includes 2,000 shares of common stock that will be donated to the Sam and Ruth Horowitz Fund at the Jewish Community Foundation of the Jewish Federation Council of Greater Los Angeles.
(54)	Includes options to purchase 15,219 shares of common stock. Includes 4,000 shares of common stock held by Benjamin J. Hostetler, Daniel N. Hostetler, Laura A. Hostetler and Matthew Hostetler, for each of whom N. Douglas Hostetler is the custodian.
(55)	Includes options to purchase 38,943 shares of common stock. Includes 2,500 shares of common stock that will be donated to the Michelle and Alan Kaye Family Foundation at the Jewish Community Foundation of the Jewish Federation Council of Greater Los Angeles immediately prior to the offering. Does not include 4,000 shares of common stock held by Alan L. Kaye Irrevocable Trust dated 3/12/93.
(56)	Includes options to purchase 405,225 shares of common stock. Includes 75,000 shares of common stock that will be donated to the Carole and Barry Kaye Foundation, Inc. immediately prior to the offering.
(57)	Includes options to purchase 196,842 shares of common stock. Includes 3,000 shares of common stock that will be donated to the Pamela and Howard Kaye Family Donor Advised Philanthropic Fund at the Jewish Community Foundation of the Jewish Federation of South Palm Beach County immediately prior to the offering.
(58)	Includes options to purchase 6,000 shares of common stock that are owned by Harry McCabe, Trustee of Infinity Trust.
(59)	Consists of options to purchase 109,497 shares of common stock.
(60)	Includes options to purchase 25,538 shares of common stock owned by Jerome Butwin.
(61)	Represents 2,000 shares of common stock to be donated immediately prior to the offering by Samuel Louis Horowitz to the Sam and Ruth Horowitz Fund at the Jewish Community Foundation; 2,000 shares of common stock to be donated immediately prior to the offering by Michael Aaron Horowitz to the Mike and Alona Horowitz Fund at the Jewish Community Foundation; 62,000 shares of common stock to be donated immediately prior to the offering by the Horowitz Family Trust DTD 2/19/1986 with Restatements Dated 5/21/2003 to the Richard and Beverly Horowitz Fund at the Jewish Community Foundation; and 2,500 shares of common stock to be donated immediately prior to the offering by Alan L. Kaye to the Michelle and Alan Kaye Family Foundation at the Jewish Community Foundation.
(62)	Represents 3,000 shares of common stock to be donated immediately prior to the offering by Howard Kaye to the Pamela and Howard Kaye Family Donor Advised Philanthropic Fund at the Jewish Community Foundation.
(63)	Includes options to purchase 38,657 shares of common stock.
(64)	Includes options to purchase 3,000 shares of common stock.

(65)	Includes options to purchase 9,820 shares of common stock that are owned by Jordon Katz, Trustee of the Jordon R. Katz Revocable Trust. Includes 5,500 shares of common stock that will be donated to the Barbara and Jordon Katz Family Foundation immediately prior to the offering.
(66)	Includes options to purchase 4,000 shares of common stock.
(67)	Represents 30,000 shares of common stock to be donated immediately prior to the offering by the Brenda Blythe Trust.
(68)	Includes options to purchase 29,893 shares of common stock.
(69)	Consists of options to purchase 12,511 shares of common stock.
(70)	Represents 6,500 shares of common stock to be donated immediately prior to the offering by Fern Kaye Tessler.
(71)	Includes options to purchase 96,400 shares of common stock.
(72)	Includes options to purchase 171,186 shares of common stock.
(73)	Includes 20,550 shares of common stock held by John P. Lowth III Millennium Family Trust, a selling stockholder, with respect to which Mr. Lowth has sole voting and investment control.
(74)	Includes options to purchase 15,303 shares of common stock.
(75)	Includes options to purchase 500 shares of common stock.
(76)	Includes options to purchase 6,000 shares of common stock.
(77)	Includes options to purchase 8,903 shares of common stock.
(78)	Includes options to purchase 30,000 shares of common stock.
(79)	Includes options to purchase 19,310 shares of common stock.
(80)	Includes options to purchase 3,816 shares of common stock.
(81)	Includes options to purchase 9,820 shares of common stock.
(82)	Includes 1,200 shares of common stock that will be donated immediately prior to the offering to Community Funds, Inc. immediately prior to the offering.
(83)	Includes options to purchase 2,412 shares of common stock.
(84)	Includes options to purchase 625 shares of common stock.
(85)	Includes options to purchase 299,000 shares of common stock.
(86)	Includes options to purchase 16,490 shares of common stock.
(87)	Does not include the options to acquire 109,497 shares of common stock held by Insurance Services Management LLC of which San Diego Pine Cone Ltd. is the controlling member. San Diego Pine Cone Ltd. may be deemed to have beneficial ownership of these options. San Diego Pine Cone Ltd. disclaims beneficial ownership as to any such options.
(88)	Includes 2,091 shares of common stock that will be donated immediately prior to the offering to Combined Jewish Philanthropies of Greater Boston, Inc. Stockholder will only sell shares in the event the underwriters exercise their option to purchase additional shares.
(89)	Includes options to purchase 3,000 shares of common stock. Includes 3,000 shares of common stock to be donated immediately prior to the offering to Combined Jewish Philanthropies of Greater Boston, Inc.
(90)	Includes options to purchase 3,401 shares of common stock. Includes 125,013 shares of common stock held by GMRNFP Investments LLC, a selling stockholder, for whom Mr. Schechter is the manager and may be deemed to be the beneficial owner of such shares.
(91)	Includes options to purchase 77,284 shares of common stock.
(92)	Consists of options to purchase 196,128 shares of common stock.
(93)	Consists of options to purchase 76,067 shares of common stock.
(94)	Includes options to purchase 29,893 shares of common stock.
(95)	Includes 6,500 shares of common stock that will be donated to the LFPG Charitable Trust immediately prior to the offering. Stockholder will only sell shares in the event the underwriters exercise their option to purchase additional shares.
(96)	Includes options to purchase 150,157 shares of common stock.
(97)	Represents shares of common stock to be donated immediately prior to the offering by John T. Cash, Jr.
(98)	Includes options to purchase 29,787 shares of common stock immediately prior to the offering.
(99)	Includes 2,000 shares of common stock that will be donated immediately prior to the offering to Combined Jewish Philanthropies of Greater Boston, Inc.
(100)	Represents shares of common stock to be donated immediately prior to the offering by David E. Alexander.
(101)	Includes options to purchase 2,879 shares of common stock owned by William Schneider, Trustee of William A. Schneider Trust.
(102)	Consists of options to purchase 3,557 shares of common stock.
(103)	Includes options to purchase 4,998 shares of common stock.

DESCRIPTION OF CAPITAL STOCK

As of August 1, 2005, our authorized capital stock consisted of:

•	60,000,000 shares of common stock, par value $0.10 per share; and

•	200,000,000 shares of preferred stock, par value $0.01 per share.

Set forth below is a summary description of all the material terms of our capital stock. This description is qualified in its entirety by reference to our amended and restated certificate of incorporation and by-laws, a copy of each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Except as required by law and by the terms of any series of preferred stock designated by the board of directors pursuant to our amended and restated certificate of incorporation, the common stock shall have the exclusive right to vote for the election of directors and for all other purposes. The common stock shall vote together as a single class.

Subject to any preference rights of holders of preferred stock, the holders of common stock are entitled to receive dividends, if any, declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of preferred stock to prior distribution.

Preferred Stock

The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock and to designate the rights, preferences and privileges of each series of preferred stock, which may be greater than the rights attached to the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effect of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change of control of NFP.

Stockholders Agreement

General

Certain of our stockholders who received shares of our common stock directly from us prior to our 2003 initial public offering as consideration in connection with the acquisition of a business with which such stockholder was associated or affiliated, and their transferees, are parties to a second amended and restated stockholders agreement with us. The following is a summary of material provisions of the stockholders agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the stockholders agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

Voting

Each stockholder that is a party to the stockholders agreement is prohibited from entering into any voting trust or similar agreement or act in a manner that is inconsistent with the terms of the stockholders agreement.

Transfer restrictions

Transfers generally prohibited.    Under the terms of the stockholders agreement, pursuant to resolutions adopted by our board of directors in accordance with Section 2.8(e) of the stockholders agreement, each of our stockholders party to the stockholders agreement will be permitted to sell up to the aggregate of his or her “holdover amount” plus up to 20% of his or her “applicable total shares” (as defined in the stockholders agreement) in this offering plus any shares needed to cover the option to purchase additional shares granted to the underwriters. “Holdover amount” in this context means the aggregate of specified shares of our common stock, referred to in the stockholders agreement as “covered shares,” the stockholder was permitted to sell in our September 2003 initial public offering or in any subsequent period, but did not sell. Prior to this offering, and excluding shares and options owned by our directors and executive officers who are party to a separate lock-up agreement, there were 15,235,937 shares and options to purchase 3,605,593 shares subject to the liquidity restrictions of our stockholders agreement, of which 7,452,461 shares were eligible for sale in this offering. After completion of this offering, these stockholders will be prohibited, subject to limited exceptions, from transferring any covered shares except that these stockholders may transfer (i) beginning 160 days after the date of the final prospectus, the aggregate of any holdover amount, including shares that were eligible to be sold in this offering but were not in fact sold, pursuant to Rule 144 under the Securities Act, (ii) from September 17, 2006 to September 16, 2008, the aggregate of any holdover amount plus 20% of their applicable total shares and (iii) after September 16, 2008, any remaining shares.

The restrictions described above are subject to certain exceptions. These stockholders are permitted to transfer their covered shares to certain other existing stockholders which are parties to the stockholders agreement or affiliates thereof, certain family members, certain trusts or family partnerships, pursuant to qualified domestic relations orders, to principals under limited circumstances, or to a legal representative upon death or disability, or as tag-along sellers pursuant to the rights described below. In the event that we engage in certain types of extraordinary transactions, our board of directors also has the ability to waive these restrictions so that all stockholders can participate in the transaction. Our board of directors also has the right to grant waivers from these provisions in the event of the death of an individual stockholder. Further, our board of directors has the right to unilaterally amend the stockholders agreement to reduce the restrictions on transfer. Finally, these restrictions do not apply to shares that our existing stockholders buy in the public market after the consummation of this offering.

In addition to the restrictions included in the stockholders agreement, NFP’s directors, officers and employees as well as the officers and employees of NFPSI and NFPISI separately agreed to be bound by more restrictive lock-ups at the time of our September 2003 initial public offering and 2004 secondary offering of our common stock. The members of our board of directors and executive officers, the president of NFPISI, the chairman and chief executive officer of NFPISI, and the chief executive officer and president of NFPSI have agreed that, following our September 2003 initial public offering, subject to exceptions for transfers to certain family members, certain trusts or family partnerships, pursuant to qualified domestic relations orders, or to a legal representative upon death or disability, or as tag-along sellers pursuant to the rights described below, they may transfer their shares only as follows:

•	in this offering, up to 10% of their total stockholdings plus any shares that they were permitted to sell, but did not sell, in prior periods;

•	during the period from 36 to 60 months after our September 2003 initial public offering, up to an additional 10% of their total stockholdings plus any shares that they were permitted to sell, but did not sell, in prior periods; and

•	thereafter, they may freely sell remaining unsold amounts; provided, however, that so long as the officer remains employed by NFP, NFPSI or NFPISI or the director is serving on our board, he or she (in the aggregate with any family members, trusts or family partnerships, and qualified domestic relations orders transferees to whom shares have been transferred pursuant to the exceptions described above) must retain at least 50% of their applicable total shares.

Additional restrictions on the ability of stockholders to transfer shares are described in “Underwriting—No Sales of Similar Securities.”

Tag-along rights

If Apollo Investment Fund IV, L.P. proposes to sell shares of our common stock so that, following the proposed sale, more than 10% of the then outstanding shares of our common stock will have been sold to one holder or one group of related holders, Apollo Investment Fund IV, L.P. is required to give written notice to each stockholder that is a party to the stockholders agreement of the number of shares and the per share price of the proposed sale and each such stockholder has the right, for a period of 30 days after receipt of the notice, to participate in the proposed sale with respect to a number of shares calculated through a predetermined formula set forth in the stockholders agreement. Tag-along rights, however, do not apply when Apollo Investment Fund IV, L.P. transfers to one of its affiliates or pursuant to a registration statement filed with the SEC. If a stockholder does not exercise the tag-along right, Apollo Investment Fund IV, L.P. is free, for a period of 120 days, to sell the shares, but only if the shares are sold at a price equal to or greater than 95% of the price and on no more favorable material terms than those set forth in the notice.

Registration rights

All of the stockholders that are party to the stockholders agreement have “piggyback” registration rights that allow them to include the shares of common stock that they own in any public offering initiated by us, up to an aggregate maximum as determined in the manner described in the stockholders agreement. The “piggyback” registration rights of these stockholders are subject to the transfer restrictions described above under “—Transfer restrictions” and to proportional cutbacks by the underwriters in the manner described in the stockholders agreement.

Amendment

The stockholders agreement may be amended with the written consent of us, Apollo Investment Fund IV, L.P., and stockholders that are parties to the stockholders agreement holding more than 50% of the then outstanding shares of common stock held by all such stockholders.

Lock-Up Agreement

Each of our stockholders that initially acquired or, in the ordinary course, will initially acquire its shares of our common stock directly from us after our September 2003 initial public offering as consideration (including any contingent consideration received by such stockholder at any time) in connection with the acquisition of a business with which such stockholder was affiliated or associated has entered or will enter into a lock-up agreement with us. Under the terms of the lock-up agreement, each of our stockholders party to a lock-up agreement agrees that it will not, subject to limited exceptions, transfer specified shares of our common stock, referred to in the lock-up agreement as “covered shares,” except that in this offering, it may transfer up to 20% of its applicable total shares plus (i) any shares that were permitted to be sold, but were not in fact sold, in our 2004 underwritten public offering and (ii) any shares the underwriters elect to purchase as part of their option to purchase additional shares, unless a stockholder has already sold 20% of its applicable total shares pursuant to Rule 144 under the Securities Act in accordance with the terms of its lock-up agreement. In addition, subject to certain exceptions, (i) if the stockholder acquired its shares of common stock on or prior to March 9, 2004, in each 12-month period commencing 24 months after the date on which such stockholder initially acquired shares from us, or (ii) if the stockholder acquired its shares of common stock after March 9, 2004, in each 12-month period commencing on the date that is 12 months after the date on which such stockholder initially acquired shares from us, it may transfer the aggregate of any holdover amount plus up to 20% of its applicable total shares, provided that commencing on the fifth anniversary of the date on which such stockholder initially acquired shares from us, it may freely transfer any of its remaining shares. Any covered shares that were eligible for sale, but were not in fact sold, in our 2004 underwritten public offering and this offering, will be eligible for sale pursuant to Rule 144 under the Securities Act at the earliest beginning 160 days after the date of the final prospectus. Because we are permitting stockholders who initially acquired their shares from us (i) between January 1, 2004 and March 29, 2004 or (ii) between October 1, 2004 and July 1, 2005, to sell 20% of their applicable total shares before the second and first anniversary, respectively, of such acquisition, if such stockholder does not participate in this offering or does not sell the maximum number of shares eligible to be sold, then the liquidity schedule for such unsold amounts will revert to the terms established in their lock-up agreement. In addition, each of our stockholders party to a lock-up agreement agrees that, without the prior written consent of each lead underwriter, with respect to any underwritten offering of our securities, it will not, subject to limited exceptions, transfer any shares of our common stock during the period beginning 14 days prior to and ending 160 days after the date of the final prospectus or other offering document, including this prospectus.

As of August 1, 2005, the 119 stockholders party to a lock-up agreement own, in the aggregate, 2,002,906 shares of our common stock, 377,857 of which are eligible to be sold in this offering.

Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and By-Laws

The following is a summary of certain provisions of our Amended and Restated Certificate of Incorporation and by-laws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Authorized, but Unissued Shares

The authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Business Combination Statute

We are organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction which would cause a change in our control.

Delaware law prohibits a publicly held corporation from engaging in a “business combination” with an “interested stockholder” for three years after the stockholder becomes an interested stockholder, unless the corporation’s board of directors and stockholders approve the business combination in a prescribed manner. An “interested stockholder” is a person who directly or indirectly owns 15% or more of the corporation’s outstanding voting stock. A “business combination” includes a merger, asset sale or other transaction which results in a financial benefit to the interested stockholder. Delaware law does not prohibit these business combinations if:

•	before the stockholder becomes an interested stockholder, the corporation’s board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder;

•	after the transaction which results in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the corporation’s outstanding stock; or

•	the corporation’s board approves the business combination and the holders of at least two-thirds of the corporation’s outstanding voting stock, which the interested stockholder does not own, authorize the business combination.

Limitations on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director, except for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	misconduct or a knowing violation of law;

•	liability under Delaware corporate law for an unlawful payment of dividends or an unlawful stock purchase or redemption of stock; or

•	any transaction from which the director derives an improper personal benefit.

Our amended and restated certificate of incorporation and by-laws allow us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

We may enter into indemnification agreements with our directors and executive officers. These provisions and agreements may have the practical effect in some cases of eliminating our stockholders’ ability to collect monetary damages from our directors and executive officers.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is Mellon Investor Services LLC. Its address is 85 Challenger Road, Ridgefield Park, New Jersey 07660, and its telephone number at this location is (201) 296-4000.

Listing

Our common stock is listed on the NYSE under the symbol “NFP.”

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock.

Upon completion of this offering, we will have outstanding an aggregate of 36,501,031 shares of our common stock, assuming no exercise of outstanding options or warrants (other than the exercise of stock options in connection with this offering). All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are acquired by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Shares acquired by affiliates and the remaining shares of common stock held by covered stockholders, excluding those shares purchased in the public market, are “restricted securities” as that term is defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption under Rule 144.

All of the restricted shares described above are subject to the restrictions on transfer that are included in our stockholders agreement or lock-up agreements. See “Description of Capital Stock.”

All the restricted shares described above will be subject to the 160-day underwriters’ lock-up described below.

Restrictive Agreements

All of our executive officers, directors, and covered stockholders have agreed with the underwriters, subject to certain exceptions, not to directly or indirectly transfer or dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 160 days after the date of this prospectus except with the prior written consent of the underwriters and NFP. See “Underwriting.” Our stockholders agreement and lock-up agreements also provide for restrictions on transfer. For a description of these restrictions, see “Description of Capital Stock.”

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding; or

•	the average weekly trading volume of the common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, sales under Rule 144 may be subject to the transfer restrictions that are included in our stockholders agreement and lock-up agreements. See “Description of Capital Stock.”

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell all of such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering.

Stock Options and Restricted Stock Units

As of August 1, 2005, options to purchase 5,917,666 shares of common stock were issued and outstanding, of which 5,395,511 have vested. As of August 1, 2005, 330,001 RSUs were issued and outstanding, none of which have vested. In January 2004, we filed a registration statement on Form S-8 under the Securities Act to register shares issued or reserved for issuance under our 1998, 2000 and 2002 Stock Incentive Plans and 2000 and 2002 Stock Incentive Plans for Principals and Managers. Accordingly, shares registered under the S-8 registration statement are, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, available for sale in the open market after the restrictions in our stockholders agreement and lock-up agreements and the applicable 160-day lock-up agreements expire.

Registration Rights

We have granted all of our existing stockholders “piggyback” registration rights that allow these holders to include the shares of common stock that they own in any public offering initiated by us, up to an aggregate maximum as determined in the manner described in the stockholders agreement or lock-up agreements, as applicable. The “piggyback” registration rights of these stockholders are subject to proportional cutbacks by the underwriters in the manner described in the stockholders agreement or lock-up agreements, as applicable.

Any sales of substantial amounts of our common stock in the public markets, or the perception that such sale may occur, could adversely affect the market price of our common stock. Please read “Risk Factors—Risks Related to Our Common Stock—The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.”

IMPORTANT UNITED STATES FEDERAL TAX CONSIDERATIONS

FOR NON-UNITED STATES HOLDERS

The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States, other than a partnership treated as a foreign person under U.S. Treasury regulations;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the current calendar year and the two immediately preceding calendar years. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

This discussion does not consider:

•	U.S. state and local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including, if the non-U.S. holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers and traders in securities; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

The following discussion is based on provisions of the Internal Revenue Code, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following discussion also assumes that a non-U.S. holder holds our common stock as a capital asset. EACH NON-U.S. HOLDER SHOULD CONSULT ITS TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

Dividends

We intend to continue to pay quarterly cash dividends on our common stock. See “Dividend Policy.” In the event that we pay dividends on our common stock, we will have to withhold U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable income tax treaty and we have received proper certification of the application of such income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements and other factors as our board of directors deems relevant.

Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States or, if provided in an applicable income tax treaty, dividends that are attributable to a permanent establishment in the United States are not subject to the U.S. federal withholding tax, but are instead taxed in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States may be subject to a branch profits tax at a 30% rate, or at a lower rate if provided by an applicable income tax treaty.

Gain on Disposal of Common Stock

A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions (though any such person will generally be treated as a resident of the United States);

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, in some instances if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

We have determined that we are not, and we believe we will not become, a U.S. real property holding corporation.

Individual non-U.S. holders who are subject to U.S. tax because the holder was present in the United States for 183 days or more during the year of disposition are taxed on their gains (including gains from sale of our common stock and net of applicable U.S. losses from sale or exchanges of other capital assets incurred during the year) at a flat rate of 30%. Other non-U.S. holders who may be subject to U.S. federal income tax on the disposition of our common stock will be taxed on such disposition in the same manner in which citizens or residents of the United States would be taxed.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. U.S. federal legislation enacted in the spring of 2001 provides for reductions in the U.S. federal estate tax through 2009 and the elimination of the tax entirely in 2010. Under the legislation, the U.S. federal estate tax would be fully reinstated, as in effect prior to the reductions, in 2011. On April 13, 2005, the House of Representatives passed a bill that would permanently extend the estate tax repeal after it expires in 2010 under the 2001 legislation. Such an extension is also contained in the Administration’s Fiscal Year 2005 Revenue Proposals. No assurance can be given that the bill passed by the House of Representatives will be enacted in its present form.

Information Reporting and Backup Withholding

In general, backup withholding will not apply to dividends on our common stock made by us or our paying agents, in their capacities as such, to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder and neither we nor our paying agents have actual knowledge that the holder is a U.S. holder. Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if no tax was required to be withheld. A similar report is sent to the recipient of the dividend.

In general, backup withholding and information reporting will not apply to proceeds from the disposition of common stock paid to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder and neither we nor our paying agents have actual knowledge that the holder is a U.S. holder.

Any amounts over withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS.

NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE INFORMATION REPORTING AND BACKUP WITHHOLDING RULES TO THEM.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in an underwriting agreement among us, the selling stockholders and the representatives, the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from the selling stockholders, the number of shares listed opposite their names below.

Underwriters	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,982,497
Goldman, Sachs & Co.	1,662,739
J.P. Morgan Securities Inc.	511,612
UBS Securities LLC	511,612
Keefe, Bruyette & Woods, Inc.	447,661
CIBC World Markets Corp.	255,806
Cochran, Caronia Securities LLC	255,806
Fox-Pitt, Kelton Incorporated	255,806
Sandler O’Neill & Partners, L.P.	255,806
Wachovia Capital Markets, LLC	255,806

Total	6,395,151

The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $1.06 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $0.10 per share to other dealers. The public offering price, concession and discount may be changed after this offering.

The table below shows the public offering price, underwriting discounts and commissions to be paid to the underwriters by the selling stockholders and proceeds before expenses to the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option.

	Per Share	Without Option	With Option
Public offering price	$41.00	$262,201,191	$301,503,053
Underwriting discount	$1.77	$11,319,417	$13,016,107
Proceeds, before expenses, to the selling stockholders	$39.23	$250,881,774	$288,486,946

The expenses of this offering, not including the underwriting discount, are estimated at $814,851 and are payable by us; however, the underwriters have agreed to reimburse us for certain expenses in connection with this offering.

Option to Purchase Additional Shares

The selling stockholders will grant an option to the underwriters to purchase up to an additional 958,582 shares if the underwriters sell more shares in this offering than the total number set forth in the table above. The underwriters may exercise that option for 30 days. If any shares of common stock are purchased pursuant to this option, the underwriters will severally purchase shares of common stock in approximately the same proportion as set forth in the table above.

No Sales of Similar Securities

We, our executive officers, directors and all of our covered stockholders have agreed with the underwriters not to, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock, during the period from the date of this prospectus continuing through the date 160 days after the date of this prospectus, except with the prior written consent of the representatives on behalf of the underwriters.

The restrictions described above are subject to certain exceptions. We may issue shares in connection with acquisitions of firms. In addition, the restrictions do not apply to securities pursuant to certain stock-based compensation, incentive or benefit plans and employee stock purchase plans. Our executive officers, directors and existing stockholders will be permitted to transfer their common stock to certain other existing stockholders or affiliates thereof, certain family members, certain trusts or family partnerships, pursuant to qualified domestic relations orders, or to a legal representative upon death or disability, provided in each case that the transferee agrees to be bound by the restrictions described above. In the event that we engage in certain types of extraordinary transactions, our board of directors also has the ability to waive these restrictions so that all stockholders can participate in the transaction. Our board of directors also has the right to grant waivers from these provisions in the event of the death of an individual stockholder.

New York Stock Exchange Listing

Our common stock is listed on the NYSE under the symbol “NFP.”

Prospectus in Electronic Format

A prospectus in electronic format may be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

Price Stabilization and Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with this offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the option to purchase additional shares described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Certain of the underwriters have from time to time performed various investment banking services for us in the past, and they may from time to time in the future perform investment banking services for which they have received and will receive customary fees. Among other things, Merrill Lynch, Pierce, Fenner & Smith Incorporated has served as our financial advisor in connection with a prior acquisition. Merrill Lynch, Pierce, Fenner & Smith Incorporated also acts as our record keeper of stock-based awards granted under our incentive plans and effects option exercises and RSU conversions for our grantees. Also, JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is the administrative agent of our $175 million credit facility, which was originated in May 2005. JPMorgan Chase Bank, N.A. and Wachovia Bank, N.A., an affiliate of Wachovia Capital Markets, LLC, have committed amounts to the facility as lenders. We believe that the fees and commissions payable in respect of participation in the credit facility were customary for borrowers with a credit profile similar to ours, for a similar size financing and for borrowers in our industry.

LEGAL MATTERS

The validity of our common stock offered in this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by LeBoeuf, Lamb, Greene & MacRae LLP, New York, New York. LeBoeuf, Lamb, Greene & MacRae LLP has in the past performed and continues to perform legal services for us.

EXPERTS

The financial statements as of December 31, 2004 and December 31, 2003 and for each of the three years in the period ended December 31, 2004 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2004 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements, and other information with the SEC. You may inspect without charge any documents filed by us at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.

We have filed a registration statement on Form S-1 with the SEC. This prospectus is part of the registration statement and does not contain all of the information in the registration statement. For further information about us, we refer you to the registration statement and to its exhibits. Whenever a statement is made in this prospectus about a contract or other document of ours, please be aware that such statement is not necessarily complete and that you should refer to the exhibits that are part of the registration statement for a copy of the contract or other document, with each such statement being qualified in all respects by reference to the document to which it refers. You may review a copy of the registration statement without charge at the SEC’s public reference room in Washington D.C., as well as through the SEC’s website.

INDEX TO FINANCIAL STATEMENTS

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

National Financial Partners Corp. and Subsidiaries

Management’s Report on Internal Control over Financial Reporting

Management of National Financial Partners Corp., together with its consolidated subsidiaries (the “Company”), is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of December 31, 2004, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2004 is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on our financial statements.

Management has excluded from its assessment of internal control over financial reporting at December 31, 2004 nineteen financial services firms acquired in purchase business combinations during 2004. These firms, each of which is wholly-owned and individually insignificant to the consolidated results of the Company, comprised, in aggregate, 12.6% and 16.2% of consolidated total revenues and consolidated total assets, respectively, for the year ended December 31, 2004. The most significant of these firms, representing 4.5%, 2.8% and 2.3% of consolidated total revenues and 2.7%, 2.1% and 4.1% of consolidated total assets were Advanced Settlements, Inc., Employers Select Plan Agency, Inc. and Excess Reinsurance Underwriting, Inc., respectively.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing on pages F-3 and F-4, which expressed unqualified opinions on management’s assessment and on the effectiveness of the firm’s internal control over financial reporting as of December 31, 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

National Financial Partners Corp.:

We have completed an integrated audit of National Financial Partners Corp.’s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of National Financial Partners Corp. and its subsidiaries (the “Company”) at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control over Financial Reporting appearing in page F-2, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded nineteen financial services firms (“the firms”) from its assessment of internal control over financial reporting as of December 31, 2004 because the firms were acquired in purchase business combinations during 2004. We have also excluded the nineteen financial services firms from our audit of internal control over financial reporting. The firms are wholly-owned subsidiaries whose combined total assets and combined total revenues represent 16.2% and 12.6%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2004. The most significant of these firms, representing 4.5%, 2.8% and 2.3% of consolidated total revenues and 2.7%, 2.1% and 4.1% of consolidated total assets were Advanced Settlements, Inc., Employers Select Plan Agency, Inc. and Excess Reinsurance Underwriting, Inc., respectively.

/s/    PricewaterhouseCoopers LLP

New York, New York

March 16, 2005

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2004 and 2003

(in thousands, except per share amounts)

	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$83,103	$71,244
Cash, cash equivalents and securities purchased under resale agreements in premium trust accounts	53,692	41,317
Commissions, fees and premiums receivable, net	56,739	37,872
Due from principals and/or certain entities they own	7,130	6,803
Notes receivable, net	5,852	5,462
Deferred tax assets	6,968	4,794
Other current assets	16,207	9,378

Total current assets	229,691	176,870
Property and equipment, net	18,059	14,074
Deferred tax assets	17,937	21,802
Intangibles, net	273,207	232,665
Goodwill, net	281,212	218,002
Notes receivable, net	5,192	7,723
Other non-current assets	1,162	419

Total assets	$826,460	$671,555

LIABILITIES
Current liabilities:
Premiums payable to insurance carriers	$51,043	$39,597
Income taxes payable	11,301	6,020
Deferred tax liabilities	5,836	5,019
Due to principals and/or certain entities they own	45,328	25,388
Accounts payable	8,589	9,032
Dividends payable	4,104	3,135
Accrued liabilities	59,035	27,849

Total current liabilities	185,236	116,040
Deferred tax liabilities	86,623	81,278
Other non-current liabilities	8,329	8,965

Total liabilities	280,188	206,283

Commitments and contingencies (Note 4)

STOCKHOLDERS’ EQUITY
Preferred stock, $0.01 par value: Authorized 200,000 shares; none issued	—	—
Common stock, $0.10 par value: Authorized 60,000 shares; 35,303 and 33,384 issued and 34,206 and 32,122 outstanding, respectively	3,530	3,313
Additional paid-in capital	542,699	479,780
Common stock subscribed	68	2,020
Stock subscription receivable	(68)	(2,020)
Retained earnings	30,000	4,159
Treasury stock, 1,090 and 1,023 shares, respectively, at cost	(21,083)	(18,833)
Unearned stock-based compensation	(8,874)	(3,147)

Total stockholders’ equity	546,272	465,272

Total liabilities and stockholders’ equity	$826,460	$671,555

See accompanying notes to consolidated financial statements.

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

(in thousands, except per share amounts)

	2004	2003	2002
Revenue:
Commissions and fees	$639,472	$464,426	$348,172
Cost of services:
Commissions and fees	163,781	111,625	91,848
Operating expenses	190,192	150,280	115,286
Management fees	145,073	94,372	65,602

Total cost of services	499,046	356,277	272,736

Gross margin	140,426	108,149	75,436
Corporate and other expenses:
General and administrative (excludes stock-based compensation)	35,409	26,262	20,676
Stock-based compensation	1,440	199	9,866
Amortization and depreciation	26,208	21,209	16,427
Impairment of goodwill and intangible assets	4,791	9,932	1,822
(Gain) loss on sale of subsidiaries	(145)	1,754	339

Total corporate and other expenses	67,703	59,356	49,130

Income from operations	72,723	48,793	26,306
Interest and other income	2,166	1,626	1,862
Interest and other expense	(2,782)	(3,580)	(3,438)

Net interest and other	(616)	(1,954)	(1,576)

Income before income taxes	72,107	46,839	24,730
Income tax expense	31,965	23,338	13,137

Net income	$40,142	$23,501	$11,593

Earnings per share:
Basic	$1.19	$0.81	$0.45

Diluted	$1.10	$0.74	$0.40

Weighted average shares outstanding:
Basic	33,688	29,021	25,764

Diluted	36,640	31,725	28,775

See accompanying notes to consolidated financial statements.

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

(in thousands)

	Common shares outstanding	Par value	Additional paid-in capital	Common stock subscribed	Stock subscription receivable	Retained earnings (deficit)	Treasury stock	Unearned stock-based compensation	Total
Balance at 12/31/01	25,142	$2,555	$280,922	$4,152	$(4,152)	$(27,800)	$(6,174)	$—	$249,503
Common stock issued for acquisitions	1,680	168	29,870	—	—	—	—	—	30,038
Shares issued for common stock subscriptions paid	81	8	1,350	(1,358)	1,358	—	—	—	1,358
Capital contributions	—	—	290	—	—	—	—	—	290
Common stock repurchased	(256)	—	—	—	—	—	(4,683)	—	(4,683)
Net income	—	—	—	—	—	11,593	—	—	11,593

Balance at 12/31/02	26,647	2,731	312,432	2,794	(2,794)	(16,207)	(10,857)	—	288,099
Common stock issued for acquisitions	1,182	118	23,397	—	—	—	—	—	23,515
Common stock issued for contingent consideration	92	9	1,557	—	—	—	—	—	1,566
Shares issued for common stock subscriptions paid	76	8	766	(774)	774	—	—	—	774
Common stock issued in public offering	4,279	428	85,978	—	—	—	—	—	86,406
Other stock issuances	110	9	1,276	—	—	—	—	—	1,285
Capital contributions	—	—	361	—	—	—	—	—	361
Common stock repurchased	(360)	—	165	—	—	—	(7,976)	—	(7,811)
Stock-based awards outstanding	—	—	51,784	—	—	—	—	(3,147)	48,637
Stock options exercised, including tax benefit	96	10	2,064	—	—	—	—	—	2,074
Cash dividends declared on common stock ($0.10 per share)	—	—	—	—	—	(3,135)	—	—	(3,135)
Net income	—	—	—	—	—	23,501	—	—	23,501

Balance at 12/31/03	32,122	3,313	479,780	2,020	(2,020)	4,159	(18,833)	(3,147)	465,272
Common stock issued for acquisitions	1,179	118	35,477	—	—	—	—	—	35,595
Common stock issued for contingent consideration	309	31	8,892	—	—	—	—	—	8,923
Shares issued for common stock subscriptions paid	175	18	1,934	(1,952)	1,952	—	—	—	1,952
Other stock issuances	1	1	1,168	—	—	—	—	—	1,169
Common stock repurchased	(67)	—	—	—	—	—	(2,250)	—	(2,250)
Stock-based awards outstanding	—	—	7,491	—	—	—	—	(5,727)	1,764
Stock options exercised, including tax benefit	487	49	7,957	—	—	—	—	—	8,006
Cash dividends declared on common stock ($0.42 per share)	—	—	—	—	—	(14,301)	—	—	(14,301)
Net income	—	—	—	—	—	40,142	—	—	40,142

Balance at 12/31/04	34,206	$3,530	$542,699	$68	$(68)	$30,000	$(21,083)	$(8,874)	$546,272

See accompanying notes to consolidated financial statements.

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004, 2003, and 2002

(in thousands)

	2004	2003	2002
Cash flow from operating activities:
Net income	$40,142	$23,501	$11,593
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred taxes	(5,754)	(4,718)	(8,802)
Stock-based compensation	1,440	199	9,866
Amortization of intangibles	19,550	16,461	13,321
Depreciation	6,658	4,748	3,106
Impairment of goodwill and intangible assets	4,791	9,932	1,822
(Gain) loss on disposal of subsidiaries	(145)	1,754	339
Other, net	1,142	539	(881)
(Increase) decrease in operating assets:
Cash, cash equivalents and securities purchased under resale agreements in premium trust accounts	(12,375)	(15,680)	(3,172)
Commissions, fees and premiums receivable, net	(18,867)	(8,096)	(9,540)
Due from principals and/or certain entities they own	(544)	(3,292)	8,101
Notes receivable, net—current	(390)	(5,035)	(9,035)
Other current assets	(6,829)	(6,977)	1,728
Notes receivable, net—non-current	880	3,315	(6,856)
Other non-current assets	(502)	960	3,152
Increase (decrease) in operating liabilities:
Premiums payable to insurance carriers	11,446	14,510	2,331
Income taxes payable	8,373	5,884	136
Due to principals and/or certain entities they own	19,940	6,660	5,576
Accounts payable	(633)	(7,362)	1,815
Accrued liabilities	15,788	11,326	787
Other non-current liabilities	2,000	1,634	(1,040)

Total adjustments	45,969	26,762	12,754

Net cash provided by operating activities	86,111	50,263	24,347

Cash flow from investing activities:
Purchases of property and equipment, net	(10,643)	(6,851)	(3,247)
Payments for acquired firms, net of cash, and contingent consideration	(60,235)	(52,331)	(29,772)

Net cash used in investing activities	(70,878)	(59,182)	(33,019)

Cash flow from financing activities:
Repayments of bank loan	(76,600)	(159,540)	(66,250)
Proceeds from bank loan	76,600	120,090	70,400
Repayments of notes payable	—	—	(37)
Proceeds from initial public offering, net of offering costs	—	86,406	—
Proceeds from issuance of common stock	1,952	774	1,648
Capital contributions	—	361	—
Proceeds from exercise of stock options, including tax benefit	8,006	971	—
Payments for treasury stock	—	(713)	(669)
Dividends paid	(13,332)	—	—

Net cash (used in) provided by financing activities	(3,374)	48,349	5,092

Net increase (decrease) in cash and cash equivalents	11,859	39,430	(3,580)
Cash and cash equivalents, beginning of the year	71,244	31,814	35,394

Cash and cash equivalents, end of the year	$83,103	$71,244	$31,814

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$36,058	$22,860	$25,233

Cash paid for interest	$264	$2,286	$2,737

Non-cash transactions:

See Note 17

See accompanying notes to consolidated financial statements.

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1    Nature of Operations

National Financial Partners Corp. (“NFP”), a Delaware corporation, was formed on August 27, 1998, but did not commence operations until January 1, 1999. The principal business of National Financial Partners Corp. and Subsidiaries (the “Company”) is the acquisition and management of operating companies it acquires which form a national distribution network that offers financial services, including life insurance and wealth transfer, corporate and executive benefits and financial planning and investment advisory services to the high net-worth and growing entrepreneurial corporate markets. As of December 31, 2004, the Company owned 144 firms located in 41 states and Puerto Rico.

In December 2002, NFP’s Board of Directors authorized a one-for-ten reverse stock split for its common shares issued and outstanding or held in treasury. On May 19, 2003, the Company’s stockholders approved the reverse stock split, which took effect on September 12, 2003. On September 23, 2003, the Company completed an initial public offering (“IPO”) of 10,427,025 shares, including 4,279,146 primary shares of its common stock, for which it received proceeds, after fees and expenses, of approximately $86.4 million. All references to common shares, options and per share amounts in the accompanying consolidated financial statements for periods prior to the IPO have been restated to reflect the reverse stock split on a retroactive basis, exclusive of fractional shares.

The Company executes a strategy in acquiring firms which it believes aligns the goals of both the entrepreneur and the Company. Under the Company’s acquisition structure, the Company acquires 100% of the equity of independent financial services products distribution businesses on terms that are relatively standard across the Company’s acquisitions. To determine the acquisition price, the Company first estimates the annual operating cash flow of the business to be acquired based on current levels of revenue and expense. For this purpose, the Company defines operating cash flow as cash revenue of the business less cash and non-cash expenses, other than amortization, depreciation and compensation to the business’s owners or individuals who subsequently become principals. The Company refers to this estimated annual operating cash flow as “target earnings.” The acquisition price is a multiple (generally in a range of five to six times) of a portion of the target earnings, referred to as “base earnings.”

The Company enters into a management agreement with principals and/or certain entities they own. Under the management agreement, the principals and/or such entities are entitled to management fees consisting of (1) all future earnings of the acquired business in excess of the base earnings up to target earnings; and (2) a percentage of any earnings in excess of target earnings based on the ratio of base earnings to target earnings.

The Company retains a cumulative preferred position in the base earnings. To the extent earnings of a firm in any year are less than base earnings, in the following year the Company is entitled to receive base earnings together with the prior years’ shortfall before any management fees are paid.

Note 2    Summary of Significant Accounting Policies

Basis of presentation

The Company’s consolidated financial statements include the accounts of NFP and all of its firms. All material inter-company balances, which do not include the amounts due to or from principals and/or certain entities they own, and transactions have been eliminated.

Revenue recognition

Insurance and annuity commissions paid by insurance companies are based on a percentage of the premium that the insurance company charges to the policyholder. First-year commissions are calculated as a percentage of

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

the first twelve months’ premium on the policy and earned in the year that the policy is originated. In many cases, the Company receives renewal commissions for a period following the first year, if the policy remains in force. The Company also earns commissions on the sale of insurance policies written for benefit programs. The commissions are paid each year as long as the client continues to use the product and maintain its broker of record relationship with the Company. The Company also earns fees for the development and implementation of corporate and executive benefit programs as well as fees for the duration that these programs are administered. Asset-based fees are also earned for administrative services or consulting related to certain benefits plans. Insurance commissions are recognized as revenue, when the following three criteria are met (1) the policy application is substantially complete, (2) the premium is paid, and (3) the insured party is contractually committed to the purchase of the insurance policy. The Company carries an allowance for policy cancellations, which approximated $1.0 million, $1.2 million and $1.2 million as of December 31, 2004, 2003, and 2002, respectively, that is periodically evaluated and adjusted as necessary. Miscellaneous commission adjustments are recorded as they occur. Contingent commissions are recorded as revenue when received which, in many cases, is the Company’s first notification of amounts earned. Contingent commissions are commissions paid by insurance underwriters and are based on the estimated profit and/ or overall volume of business placed with the underwriter. The data necessary for the calculation of contingent commissions cannot be reasonably estimated prior to receipt of the commission. Our firms also receive commissions for their settlement of life insurance. These commissions are generally based on a percentage of the settlement proceeds received by their clients, and recognized as revenue when the policy is transferred and the rescission period has ended.

The Company earns commissions related to the sale of securities and certain investment-related insurance products. The Company also earns fees for offering financial advice and related services. These fees are based on a percentage of assets under management and are generally paid quarterly. In certain cases, incentive fees are earned based on the performance of the assets under management. The Company charges flat fees for the development of a financial plan or a flat fee annually for advising clients on asset allocation. Any investment advisory or related fees collected in advance are deferred and recognized as income on a straight-line basis over the period earned. Transaction-based fees, including performance fees, are recognized when all contractual obligations have been satisfied. Securities and mutual fund commission income and related expenses are recorded on a trade date basis.

The Company earns additional compensation in the form of incentive and marketing support revenue payments, from manufacturers of financial services products, based on the volume, persistency and profitability of business generated by the Company from these three sources. Incentive and marketing support revenue is recognized at the earlier of notification of a payment or when payment is received.

Earnings per share

Basic earnings per share is calculated by dividing the net income available to common stockholders by the weighted average of common shares outstanding during the year. Contingently issuable shares are considered outstanding common shares and included in the computation of basic earnings per share if, as of the date of the computation, all necessary conditions have been satisfied.

Diluted earnings per share is calculated by using the weighted average of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock-based awards and common shares issuable as contingent consideration as part of the acquisition of certain acquired firms utilizing the treasury stock method, unless their inclusion would be anti-dilutive and would have the effect of increasing the earnings per share amount.

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The computations of basic and diluted earnings per share are as follows:

	For the years ended December 31,
(in thousands, except per share amounts)	2004	2003	2002
Basic:
Net income	$40,142	$23,501	$11,593

Average shares outstanding	33,681	29,021	25,764
Contingent consideration	7	—	—

Total	33,688	29,021	25,764

Basic earnings per share	$1.19	$0.81	$0.45

Diluted:
Net income	$40,142	$23,501	$11,593

Average shares outstanding	33,681	29,021	25,764
Stock held in escrow and stock subscriptions	6	330	451
Contingent consideration	208	130	248
Stock-based compensation	2,745	2,244	2,312

Total	36,640	31,725	28,775

Diluted earnings per share	$1.10	$0.74	$0.40

Antidilutive securities that were excluded from the computation of diluted earnings per share for the year ended December 31, 2004 was less than 0.1 million shares. For the years ended December 31, 2003 and 2002, the Company did not have any securities considered antidilutive.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Business segments

The Company operates in one business segment, within the financial services industry. The Company does not have available the discrete financial information as to revenues by each product or service.

Net capital

Certain subsidiaries of NFP are subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 of the Securities Exchange Act of 1934, as amended), which requires the maintenance of minimum net capital. At December 31, 2004, these subsidiaries had aggregate net capital of $24.1 million, which was $21.1 million in excess of aggregate minimum net capital requirements of $3.0 million.

Cash and cash equivalents

For purposes of the consolidated statement of cash flows, cash equivalents consist of highly liquid investments purchased with a remaining maturity of three months or less. The carrying amounts reported on the statement of financial condition approximate their fair value.

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Cash, cash equivalents and securities purchased under resale agreements in premium trust accounts

In their capacity as third-party administrators certain firms collect premiums from insureds, and after deducting their commissions and/or fees, remit these premiums to insurance carriers. Unremitted insurance premiums are held in a fiduciary capacity until disbursed. Various state regulations provide specific requirements that limit the type of investments that may be made with such funds. Accordingly, these funds are invested in cash, money market accounts, and securities purchased under resale agreements. Interest income is earned on these unremitted funds, which is reported as interest and other income in the accompanying consolidated statements of income. It is the Company’s policy for the firms to directly, or through a custodial agent, take possession of the securities purchased under resale agreements. Due to their short-term nature (overnight), the carrying amounts of such transactions approximate their fair value.

Stock-based compensation

The Company is authorized under the 1998, 2000 and 2002 Stock Incentive Plans (the “fixed plans”), and the 2000 and 2002 Stock Incentive Plans for Principals and Managers to grant options, stock appreciation rights, restricted stock and performance units, to officers, employees, Principals and/or certain entities they own, independent contractors, consultants, non-employee directors and certain advisory board members.

Prior to January 1, 2003, the Company accounted for awards (stock options) issued in connection with those plans under the recognition and measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Stock-based employee compensation costs included in net income for periods prior to January 1, 2003 reflect stock options granted under those plans that had an exercise price less than the market value of the underlying common stock on the date of grant. Effective January 1, 2003, the Company adopted the fair value recognition provisions of Statement of Financial Standards (“SFAS”) No. 123, in accordance with SFAS No. 148, and adopted the Prospective method for transition. Awards granted under the Company’s plans vest over periods of up to five years. Therefore, the cost related to stock based employee compensation included in the determination of net income as of December 31, 2004, 2003 and 2002 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No. 123.

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period:

	For the years ended December 31,
(in thousands, except per share amounts)	2004	2003	2002
Net income, as reported	$40,142	$23,501	$11,593
Add stock-based employee expense included in reported net income, net of tax	75	124	92
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(1,023)	(2,031)	(1,828)

Pro forma net income	$39,194	$21,594	$9,857

Earnings per share:
Basic—as reported	$1.19	$0.81	$0.45

Basic—pro forma	$1.16	$0.74	$0.38

Diluted—as reported	$1.10	$0.74	$0.40

Diluted—pro forma	$1.07	$0.68	$0.34

Refer to Note 12 for further information regarding the Company’s stock incentive plans.

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Option awards to non-employees, including the principals, are accounted for under SFAS No. 123. Fair value is determined using the Black-Scholes option-pricing model.

Contingent consideration

NFP has incorporated contingent consideration, or earnout provisions into the structure of acquisitions completed since the beginning of 2001. These arrangements generally result in the payment of additional consideration to the sellers upon the firm’s satisfaction of certain compounded growth rate thresholds over the three-year period following the closing of the acquisition. In a small number of cases, contingent consideration may be payable after shorter periods.

The additional cash payments or share issuances are contingent consideration accounted for under the Emerging Issues Task Force No. 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination,” and is considered to be additional purchase consideration and will be accounted for as part of the purchase price of the firms when the outcome of the contingency is determinable beyond a reasonable doubt.

Property, equipment and depreciation

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives, generally 3 to 7 years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the terms of the leases.

Goodwill and other intangible assets

Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. The Company adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment, at least annually, in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.”

In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill and intangible assets not subject to amortization are tested at least annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the intangible asset might be impaired. The Company generally performs its impairment test on a quarterly basis. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. For the years ended December 31, 2004, 2003 and 2002, the Company recorded impairment losses of $4.8 million, $9.9 million and $1.8 million, respectively, related to goodwill and intangible assets, which is reflected in the consolidated statements of income.

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of its assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year presentation.

Fair value of financial instruments

SFAS No. 107, “Disclosures About Fair Value of Financial Instruments,” requires that the Company disclose estimated fair values for its financial instruments. The fair value of notes receivable, commissions, fees and premiums receivable, accounts payable, accrued liabilities, bank loans and other assets are considered to approximate their carrying amount because they are (i) short term in nature and/or (ii) carry interest rates which are comparable to market based rates.

Recently issued accounting standards

In December 2004 the FASB issued SFAS No. 123 (revised) (“SFAS No. 123R”), “Share-Based Payment.” SFAS No. 123R eliminates the intrinsic value method under APB 25 as an alternative method of accounting for stock-based awards. SFAS No. 123R also revises the value-based method of accounting for share-based payment liabilities, forfeitures and modifications of stock-based awards and clarifies SFAS No. 123’s guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. In addition, SFAS No. 123R amends SFAS No. 95, “Statement of Cash Flows,” to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid, which is included within operating cash flows. SFAS 123R is effective for public companies at the beginning of the first interim or annual period beginning after June 15, 2005. Thus, the Company is required to adopt SFAS No. 123R for the interim period beginning July 1, 2005 and may elect to use either a modified version of prospective application or a modified version of retrospective application.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others,” an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and did not have a material effect on the Company’s financial statements.

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Note 3    Property and Equipment

The following is a summary of property and equipment,

	December 31,
(in thousands)	2004	2003
Furniture and fixtures	$9,956	$9,783
Computers and software	20,706	15,305
Office equipment	3,653	3,008
Leasehold improvements	7,485	7,009
Other	114	58

	41,914	35,163
Less: Accumulated depreciation and amortization	(23,855)	(21,089)

	$18,059	$14,074

Depreciation expense for the years ended December 31, 2004, 2003 and 2002 was $6.7 million, $4.7 million and $3.1 million, respectively. In connection with the relocation of the Company’s headquarters, approximately $2.0 million of property and equipment, net, were disposed of during 2004.

Note 4    Commitments and Contingencies

Legal matters

In the ordinary course of business, NFP and its firms are involved in lawsuits. Management of the Company considers these suits to be without merit and is defending them vigorously. Management believes, based upon consultation with legal counsel, the resolution of these lawsuits will not have a material adverse impact on the consolidated financial statements. In addition, the sellers of our firms typically indemnify us for loss or liability resulting from acts or omissions occurring prior to the acquisition, whether or not the sellers were aware of these acts or omissions. Several of the existing lawsuits and claims have triggered these indemnity obligations.

In addition, we, along with over twenty other unrelated insurance brokers and insurers, are defendants in four putative class actions filed by alleged policyholders. Two of these actions were filed in the United States District Court for the Northern District of Illinois, one was filed in the United States District Court for the Northern District of California and one was filed in the United States District Court for the District of New Jersey. These actions assert, on behalf of a class of persons who purchased insurance through the broker defendants, claims arising from the conduct alleged in the New York Attorney General’s civil complaint against Marsh Inc. and Marsh & McLennan Companies, Inc. We dispute the allegations in these actions and intend to defend the actions vigorously. Additional complaints may be filed against us in various courts alleging claims arising from the conduct alleged in the New York Attorney General’s complaint. Our ultimate liability, if any, in the pending and possible future suits is uncertain and subject to contingencies that are not yet known.

We cannot predict at this time the outcome or the effect that any current or future regulatory activity will have on our business. It is possible that we will become subject to further governmental inquiries and subpoenas and have lawsuits filed against us. Our ultimate liability, if any, in connection with these matters and any possible future such matters is uncertain and subject to contingencies that are not yet known.

Credit risk

NFP Securities, Inc., the Company’s broker-dealer subsidiary (“NFPSI”), clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

NFPSI and the clearing brokers, the clearing brokers have the right to charge NFPSI for losses that result from a counterparty’s failure to fulfill its contractual obligations. This right applies to all trades executed through its clearing brokers, and therefore NFPSI believes there is no maximum amount assignable to this right. At December 31, 2004 and 2003, NFPSI had recorded no liabilities with this right.

In addition, NFPSI has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. NFPSI monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

The Company, through its firms, is exposed to credit risk for commissions receivable from the clearing brokers and insurance companies. Such credit risk is generally limited to the amount of commissions receivable.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss under the general indemnifications to be remote.

The Company maintains its cash in bank depository accounts, which, at times, may exceed federally insured limits. The Company selects depository institutions based, in part, upon management’s review of the financial stability of the institutions. At December 31, 2004 and 2003, a significant portion of cash and cash equivalents were held at a single institution.

Acquisition bonus programs

At the time of NFP’s founding, it established an acquisition bonus program (“first bonus program”) under which certain founding officers and directors were eligible to receive a payment equal to $1.25 million in cash or common stock of NFP, at their election, for each $5 million of average base earnings of the applicable firms over a three-year period. This acquisition bonus program period commenced with eligible acquisitions effective January 1, 1999 through and including those eligible acquisitions closed by December 31, 2000. Accordingly, the three-year measurement periods ended between December 31, 2001 and December 31, 2003. The bonuses related to this program were accrued at the close of each eligible acquisition in an amount equal to 25% of the base earnings of the acquired firm and the amounts in the bonus pool were adjusted over the appropriate three-year measurement period based on the actual earnings of the applicable firms. For the year ended December 31, 2002, the Company reduced previous accruals by $(1.3) million. There were no adjustments made during 2003.

Effective January 1, 2001, a second acquisition bonus program was implemented (“second bonus program”), which replaced the first bonus program for eligible acquisitions closed on or after January 1, 2001. The new program is for the same founding officers and directors that were eligible for the first bonus program as well as certain outside consultants. These individuals are eligible to receive payments of: (i) 6% of Base earnings of an acquisition at the close of a transaction, paid in cash and (ii) 2% of the base earnings on an annual basis for each of the first three years following the close of the transaction, subject to the firm’s achieving target earnings in each year, or cumulatively as of each anniversary of the acquisition, also paid in cash. The amount expensed under the new program totaled $0.3 million for the year ended December 31, 2002. For the years ended December 31, 2004 and 2003, amounts previously accrued were reduced by ($0.4) million and $(0.1) million, respectively.

Option incentive programs

NFP encourages internal growth at each of its firms through incentive programs that it believes align the interests of the principals of NFP’s firms with the interests of its stockholders. Most of the firms acquired by NFP before December 31, 2000 operated under one of two three-year option incentive programs.

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Under the original option incentive program, principals and certain employees of 27 firms (certain acquisitions that closed during the period from January 1, 1999 to October 1, 1999) were eligible to receive option grants with a $10.00 strike price based on each such firm’s growth in earnings over a three-year measurement period.

The second option program was open to principals and certain employees of 40 firms (certain acquisitions that closed during the period from April 1, 1999 to October 31, 2000). Under this program, principals and certain employees of these firms were eligible to receive option grants at the fair market value of NFP’s common stock at the time the options are granted based on their firm’s growth in earnings over a three-year measurement period. Both option incentive programs expired and all options earned under the program have been granted.

For the year ended December 31, 2002, stock-based compensation expense under both of these programs totaled $9.7 million, and for the year ended December 31, 2003, previous accruals were reduced by $(2.1) million. The reduction of this accrual offset expense of $1.8 million recorded in connection with the option incentive programs. Both of these plans expired during 2003.

Contingent consideration arrangements

As discussed in Note 2, contingent consideration is recorded when the outcome of the contingency is determinable beyond a reasonable doubt. Contingent consideration paid to the former owners of the firms is considered to be additional purchase consideration. Contingent consideration paid to employees of the firms is considered to be compensatory. The maximum contingent consideration which could be payable as purchase consideration and employee compensation consists of the following:

(in thousands)	2005	2006	2007
Purchase consideration	$88,624	$67,065	$65,150
Employee compensation	812	—	—

Total	$89,436	$67,065	$65,150

Performance incentive program

Effective January 1, 2002, the Company established an ongoing performance incentive plan for principals who are no longer eligible to receive options under its initial option incentive programs or have concluded their contingent consideration periods. The ongoing plan is a bonus plan that will pay out an increasing proportion of incremental earnings based on growth in earnings. The plan is a three-year plan that rewards growth above the prior period’s average earnings or prior incentive target, whichever is higher. As illustrated by the chart set forth below, the bonus is structured to pay the principal 5% to 40% of NFP’s share of incremental earnings from growth.

Three-year Average Growth Rate	% of NFP’s Share of Growth in Earnings Paid to Principal(s)
Less than 10%	0.0%
10%–15%	5.0%
15%–20%	20.0%
20%–25%	25.0%
25%–30%	30.0%
30%–35%	35.0%
35%+	40.0%

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Principals may elect to receive the incentive payment in cash, the Company’s common stock or any combination thereof. The number of shares of common stock that a principal will receive is determined by dividing the dollar amount of the incentive to be paid in stock by the average of the closing price of the Company’s stock on the twenty trading days up to and including the last day of the incentive period. In addition to the incentive payment, the principals will receive $0.50 in cash for every $1.00 of the incentive payment that is elected to be paid in the Company’s common stock.

For the years ended December 31, 2004, 2003 and 2002 the Company recorded performance incentive expense of $6.7 million, $2.4 million and $0.8 million, respectively, which is included in management fee expenses in the consolidated statements of income. The Company accrues this incentive assuming 100% of the incentive is paid in cash.

Leases

The Company rents office space under operating leases with various expiration dates. Future minimum lease commitments under these operating leases as of December 31, 2004 are as follows:

(in thousands)
2005	$10,211
2006	9,230
2007	8,105
2008	6,411
2009	4,861
Thereafter and through 2018	15,497

Total minimum lease payments	$54,315

Rent expense for the years ended December 31, 2004, 2003, and 2002 approximated $14.6 million, $12.7 million, and $10.3 million, respectively.

Letter of credit

The Company’s $90 million credit facility provides for the issuance of letters of credit on the Company’s behalf, provided that, after giving effect to the letters of credit, the Company’s available borrowing amount is greater than zero. The maximum amount issuable under letters of credit that is permitted by the Company’s credit facility is $10 million. As of December 31, 2004 and 2003, the Company was contingently obligated for letters of credit in the amount of $1.8 million and $2.5 million, respectively.

Escrows

As of December 31, 2003, the Company had escrowed 0.1 million shares of NFP’s common stock as part of the acquisition of certain firms. The Company released these shares as certain performance targets were met. These shares were not reflected as outstanding in the Company’s financial statements, though they were included in the calculation of weighted average diluted shares. As of December 31, 2004, there were no shares held in escrow.

Note 5    Cost of Services: Operating Expenses

Cost of services: operating expenses consist of the following for the years ended December 31,

	For the years ended December 31,
(in thousands)	2004	2003	2002
Compensation and related	$110,051	$87,345	$64,862
General and administrative	80,141	62,935	50,424

Totals	$190,192	$150,280	$115,286

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Included in other general and administrative expenses are occupancy costs, professional fees, information technology, insurance and client services. Depreciation expense is excluded from cost of services: operating expenses and included in corporate and other expenses: amortization and depreciation.

Note 6    Corporate General and Administrative Expenses

Corporate general and administrative expenses consist of the following expenses for the years ended December 31,

	For the years ended December 31,
(in thousands)	2004	2003	2002
Compensation and benefits	$15,196	$14,823	$11,326
Other	20,213	11,439	9,350

Totals	$35,409	$26,262	$20,676

Included in other expenses are occupancy costs, professional fees, information technology, insurance and firm services.

Note 7    Notes Receivable, net

Notes receivable consists of the following at December 31,

	For the years ended December 31,
(in thousands)	2004	2003
Notes receivable from Principals and/or certain entities they own	$9,971	$11,831
Other notes receivable	4,289	3,474

	14,260	15,305

Less: allowance for uncollectible notes	(3,216)	(2,120)

Total notes receivable, net	$11,044	$13,185

Notes receivable bear interest at rates typically between 5% and 8% (with a weighted average of 6.5%) (December 31, 2004), and 5% and 10% (with a weighted average of 8%) (December 31, 2003), and mature at various dates between April 1, 2005 and December 31, 2008 (December 31, 2004), and between June 1, 2004 and June 30, 2008 (December 31, 2003). Notes receivable from Principals and/or certain entities they own are taken on a full recourse basis to the Principal and/or such entity.

Note 8    Accrued liabilities

Accrued liabilities consists of the following at December 31,

	For the years ended December 31,
(in thousands)	2004	2003
Contingent consideration payable	$15,468	$5,780
Performance incentive programs	13,947	3,720
Incentive compensation payable	9,743	6,965
Other	19,877	11,384

Total accrued liabilities	$59,035	$27,849

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Note 9    Borrowings

The Company has a $90 million credit facility with a group of banks. Borrowings under the credit facility bear interest, at the Company’s discretion, at (1) the greater of (a) the prime rate, (b) the three-month certificate of deposit rate plus 1% or (c) the federal funds effective rate plus  1/2 of 1%; or (2) the Eurodollar rate for one, two, three or six-month periods plus 2%. The rates under (1) above float with changes in the indicated rates and under (2) are fixed for the indicated Eurodollar rate period. Interest is computed on the daily outstanding balance. The weighted average interest rate under the credit facility at December 31, 2004 and 2003 was 5.3% and 3.3%, respectively. The credit facility is structured as a revolving credit facility and is due on September 14, 2005, unless the Company elects to convert the credit facility to a term loan, at which time it will amortize over one year, with a principal payment due on March 14, 2006 and a final maturity on September 14, 2006. At December 31, 2004 and 2003, there were no borrowings under the credit facility. All obligations under the Company’s credit facility are collateralized by all of the Company’s assets.

The credit facility contains various customary restrictive covenants prohibiting NFP and its subsidiaries, subject to various exceptions, among other things, from (i) incurring additional indebtedness or guarantees, (ii) creating liens or other encumbrances on the Company’s property or granting negative pledges, (iii) entering into a merger or similar transaction, (iv) selling or transferring any of the Company’s property except in the ordinary course of business, (v) making dividend and other restricted payments and (vi) making investments. In addition to the foregoing, the credit facility contains financial covenants requiring the Company to maintain a minimum interest coverage ratio and a minimum amount of Adjusted EBITDA (as defined in the credit agreement) and a maximum consolidated leverage ratio. Management believes that the Company was in compliance with all covenants under the credit facility as of December 31, 2004 and 2003.

Note 10    Retirement and Pension Plans

Effective January 1, 2001, the Company established the National Financial Partners Corp. 401(k) Plan (the “Plan”) under Section 401(k) of the Internal Revenue Code. The Company matches employee contributions at a rate of 50%, up to six percent of eligible compensation. Amounts charged to expense relating to the Plan were $1.8 million, $1.5 million, and $1.3 million, for the years ended December 31, 2004, 2003 and 2002, respectively.

Certain subsidiaries have established 401(k), profit sharing, or self-employment plans covering eligible employees. These plans operate under special transition rules that expire on the last day of the plan year following the plan year in which the acquisition occurred. During the years ended December 31, 2004, 2003 and 2002, total expenses related to the subsidiaries’ plans were not material to the consolidated financial statements.

Note 11    Stockholders’ equity

On September 23, 2003, the Company completed the sale of 4,279,146 shares of its common stock in its IPO, for which it received proceeds, after fees and expenses, of $86.4 million.

On March 30, 2004, in connection with a secondary public offering by certain of the Company’s stockholders of approximately 7.1 million shares of common stock, stock options for 222,618 shares were exercised resulting in cash proceeds payable to the Company of $2.4 million. In addition, the Company received a tax benefit, net of related deferred tax asset, of $0.9 million, which has been recorded as an adjustment to additional paid-in capital.

During the years ended December 31, 2004, 2003 and 2002, the Company issued approximately 1.9 million, 5.8 million, and 1.6 million shares of common stock, respectively. The Company issued approximately 1.2 million, 1.2 million, and 1.6 million of these shares in connection with the acquisition of firms in 2004, 2003 and 2002, respectively.

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2003 and 2002, the Company had escrowed 0.1 million and 0.2 million shares, respectively, of NFP’s common stock as part of the acquisition of certain firms. The Company released these shares as certain performance targets were met. These shares were not reflected as outstanding in the Company’s financial statements, though they were included in the calculation of weighted average diluted shares. As of December 31, 2004, there were no shares held in escrow.

In February 2000, the Company issued 200,000 shares to a founder and former director of the Company in exchange for a $2 million note due February 2010. Interest accrues on the unpaid principal at the lowest rate permitted by the Internal Revenue Code, and is collateralized by such executive’s shares of NFP’s common stock, whether acquired directly or under options currently granted or hereafter issued. Principal is repaid on the note as the restricted shares are sold. During 2004 and 2003, 141,539 and 58,461 shares were paid for and outstanding. The note was fully satisfied during 2004 and all shares were paid for and outstanding.

In June 2000, the Company issued 49,091 shares to certain independent contractors in exchange for notes receivable of approximately $0.5 million. These notes bear interest at a rate of 7%, are collateralized by such independent contractors’ shares and are due 20% per year through July 2005. During 2004, 2003, and 2002, 6,181 shares, 17,091 shares, and 9,818 shares, respectively, were paid for and outstanding.

In March 2001, the Company issued 98,256 shares to officers of the Company in exchange for notes totaling $1.7 million that mature in March 2006. These notes bear interest at a rate of 5.07%, and are collateralized by such executives’ shares of NFP’s common stock, whether acquired directly or under options currently granted or hereafter issued. During 2004 and 2002, 26,828 shares, and 71,428 shares, respectively, were paid for and outstanding. As of December 31, 2004, all notes were fully satisfied and all shares were paid for and outstanding.

Note 12    Stock incentive plans

2002 Stock Incentive Plan and 2002 Stock Incentive Plan for Principals and Managers

NFP has adopted the 2002 Stock Incentive Plan and the 2002 Stock Incentive Plan for Principals and Managers, effective May 15, 2002. Each of these plans was adopted to give NFP a competitive advantage in attracting, retaining and motivating the participants, and to provide incentives linked to the financial results of the businesses of the Company. A maximum of 2,500,000 shares of the Company’s common stock are reserved for issuance under the 2002 Stock Incentive Plan and a maximum of 3,000,000 shares of the Company’s common stock are reserved for issuance under the 2002 Stock Incentive Plan for Principals and Managers, in each case subject to adjustments for stock splits and similar events. Any shares of common stock covered by an award (or portion of an award) that is forfeited or canceled, expires or is settled in cash, will be available for future awards under each of these plans. Under each of these plans, shares that have been issued pursuant to an award will not be available for future awards under the plan unless those shares were subsequently repurchased by NFP at their original purchase price, in which case the shares will be available for future awards under the plan.

Each of these plans provides for the grant of options, stock appreciation rights, restricted stock and performance units. Under the 2002 Stock Incentive Plan, awards may be granted to officers, employees, non-employee directors, consultants and independent contractors who are responsible for or contribute to the management, growth and profitability of the Company’s business or the business of one of its subsidiaries or a company in which the Company has taken a substantial interest. Under the 2002 Stock Incentive Plan for Principals and Managers, awards may be granted to the principals of a management company that has entered into a management agreement with NFP, managers who have entered into a management agreement with NFP or with one of its subsidiaries or a company in which the Company has taken a substantial interest, or to any person (which term may include a corporation, partnership or other entity) designated by either one of these principals or managers, with the prior consent of the committee administering this plan.

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Stock options granted under these plans may be granted with or without stock appreciation rights and generally will have a term of 10 years. Generally, stock options granted under the 2002 Stock Incentive Plan will be subject to vesting over five years, and stock options granted under the 2002 Stock Incentive Plan for Principals and Managers will be exercisable immediately upon grant. As of December 31, 2004, 3,147,772 shares remain authorized and unissued.

2000 Stock Incentive Plan and 2000 Stock Incentive Plan for Principals and Managers

NFP adopted the 2000 Stock Incentive Plan and the 2000 Stock Incentive Plan for Principals and Managers, effective May 15, 2000. A maximum of 1,600,000 shares of the Company’s common stock is reserved for issuance under each plan, subject to adjustments for stock splits and similar events. All other terms and conditions are substantially similar to those of the 2002 Stock Incentive Plan and 2002 Stock Incentive Plan for Principals and Managers described above. As of December 31, 2004, 131,618 shares remain authorized and unissued.

1998 Stock Incentive Plan

NFP adopted the 1998 Stock Incentive Plan, effective October 26, 1998. A maximum of 1,600,000 shares of the Company’s common stock is reserved for issuance under the plan, subject to adjustments for stock splits and similar events. All other terms and conditions are substantially similar to those of the 2002 Stock Incentive Plan described above. As of December 31, 2004, 65,600 shares remain authorized and unissued.

Shares available for future grants under all existing stock incentive plans totaled 3,344,990 as of December 31, 2004.

Restricted Stock Awards

The Company has granted awards in the form of restricted common stock or in the right to receive unrestricted shares of common stock in the future (“restricted stock units”). Restricted stock units are generally subject to a vesting period from 1 to 3 years from the date of grant.

The following table sets forth activity relating to the Company’s restricted stock units for the year ended December 31,

(in thousands)	2004
Restricted stock units at beginning of year	—
Granted	164
Conversions to common stock	—
Canceled	—

Restricted stock units at end of year	164

Stock Options Awards

The Company has granted awards in the form of stock options. Stock option awards to employees are subject to a vesting period from 3 to 5 year period. Stock option awards to principals pursuant to the Option Inventive Plans were fully vested upon grant.

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table sets forth activity relating to the Company’s stock options:

	For the years ended December 31,
	2004		2003		2002
(in thousands)	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	6,593	$12.46	4,998	$11.10	1,956	$11.40
Granted	155	$31.23	1,735	$20.96	3,055	$11.00
Exercised	(487)	$11.82	(97)	$10.04	—	$—
Canceled	(53)	$18.73	(43)	$16.08	(13)	$16.70

Outstanding at end of year	6,208	$13.01	6,593	$12.46	4,998	$11.10

Options exercisable at year end	5,478	$11.74	5,452	$11.25	4,146	$10.30

The following is a summary of the information concerning currently outstanding and exercisable options as of December 31, 2004:

Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$10.00-$19.99	4,995	6.2	$10.74	4,818	$10.49
$20.00-$29.99	1,111	8.3	$21.34	650	$20.70
$30.00-$39.99	102	9.6	$33.48	10	$31.42

Total	6,208			5,478

The Components of the Company’s stock-based compensation expense (net of cancellations) are presented below:

	For the years ended December 31,
(in thousands)	2004	2003	2002
Restricted stock	$238	$—	$—
Stock options	1,202	199	9,866

Total	$1,440	$199	$9,866

For the years ended December 31, 2004, 2003, and 2002, in accordance with APB Opinion No. 25, the Company recognized stock-based compensation expense of $0.1 million, $0.2 million, and $0.2 million, respectively, for stock options granted prior to January 1, 2003 to employees with a strike price that was below the fair value of NFP’s stock at the date of grant. This expense is included in stock-based compensation expense.

Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, and the prospective method in accordance with SFAS No. 148, for transition for awards granted under the 1998 Stock Incentive Plan, 2000 Stock Incentive Plan and the 2002 Stock Incentive Plan.

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In accordance with SFAS No. 123, the Company recorded stock-based compensation expense equal to the fair value of the options on the date of grant based on the Black-Scholes option-pricing model. The weighted average fair values of the options granted and weighted average assumptions are as follows:

(in thousands)	2004	2003	2002
Weighted average fair value options granted	$8.13	$5.60	$11.00
Assumptions used:
Expected volatility	27%	27%	50%
Risk-free interest rate	3.54%	3.28%	3.80%
Expected life	5 years	5 years	5 years
Dividend yield	1.32%	1.74%	—

Note 13    Income taxes

The components of the consolidated income tax provision are shown below,

	For the years ended December 31,
(in thousands)	2004	2003	2002
Current income taxes:
Federal	$35,650	$21,199	$14,795
State and local	2,069	6,857	7,144

Total	$37,719	$28,056	$21,939

Deferred income taxes:
Federal	$(6,876)	$(3,885)	$(7,284)
State and local	1,122	(833)	(1,518)

Total	$(5,754)	$(4,718)	$(8,802)

Provision for income taxes	$31,965	$23,338	$13,137

The effective tax rates differ from the provision calculated at the federal statutory rate primarily because of the Company’s nondeductible goodwill amortization, the effects of state and local taxes and certain expenses not deductible for tax purposes. The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income taxes as a result of the following differences:

	For the years ended December 31,
(in thousands)	2004	2003	2002
Income before income taxes	$72,107	$46,839	$24,730

Provision under U.S. tax rates	$25,237	$16,394	$8,655
Increase resulting from:
Nondeductible goodwill amortization	696	1,933	411
State and local income taxes, net of federal benefit	1,507	3,087	3,656
Foreign income tax, net of foreign tax credit	917	—	—
Adjustment to deferred tax assets and liabilities	2,877	—	—
Other	731	1,924	415

Income tax expense	$31,965	$23,338	$13,137

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of the assets and liabilities. They are measured by applying the enacted tax rates and laws in effect for the years in which such differences are expected to reverse. The significant components of the Company’s deferred tax assets and liabilities at December 31 are as follows:

	For the years ended December 31,
(in thousands)	2004	2003
Deferred tax assets:
Stock-based compensation	$17,403	$20,758
Accrued liabilities and reserves	5,062	3,695
Other	2,440	2,300

Gross deferred tax assets	24,905	26,753
Valuation allowance	—	(157)

Deferred tax assets	$24,905	$26,596

Deferred tax liabilities:
Goodwill and intangible assets	$(88,044)	$(81,954)
Deferred state taxes	(2,441)	(2,834)
Other	(1,974)	(1,509)

Gross deferred tax liabilities	$(92,459)	$(86,297)

Net deferred tax liability	$(67,554)	$(59,701)

Note 14    Related Party Transactions

As part of the management agreement, the Company generally advances management fees to principals and/or certain entities they own on a monthly basis. The monthly advances are recorded as an expense in the month paid. At the end of each quarter, the Company records the contractual amount due to and from principals and/or certain entities they own. At December 31, 2004 and 2003, amounts due to principals and/or certain entities they own totaled $45.3 million and $25.4 million, respectively, and the amounts due from principals and/or certain entities they own totaled $7.1 million and $6.8 million, respectively. Amounts earned by the principals and/or certain entities they own are represented as management fees on the consolidated statements of income.

Partners Marketing Services, Inc.

Prior to September 1, 2001, Texas law precluded the ownership of Texas-domiciled insurance agencies by any party other than Texas resident insurance agents. To enable the Company to strategically position itself to acquire desirable independent Texas insurance producers in the event of a change in Texas law, which the Company expected at the time, the Company entered into an affiliation arrangement with Partners Marketing Services, Inc., a licensed Texas insurance agency. Pursuant to this arrangement, the Company loaned Partners Marketing $2.3 million to acquire three Texas-domiciled insurance agencies. Also, in connection with this arrangement, the Company entered into an administrative services agreement with Partners Marketing pursuant to which the Company provided various administrative services to Partners Marketing’s three subsidiaries in exchange for fees.

On September 1, 2001, Texas law was amended to permit the ownership of Texas-domiciled insurance agencies by non-Texas insurance agents. In June 2002, after obtaining approval from the Texas Department of Insurance, the Company acquired Partners Marketing and each of its three wholly owned subsidiaries, through a

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

share exchange in which certain classes of stockholders of Partners Marketing received shares of NFP’s common stock in exchange for their holdings of Partners Marketing’s stock. The stockholders did not receive any compensation or consideration for their ownership interest in Partners Marketing, as each consented to the cancellation of his shares. At the time of this exchange, the Partners Marketing promissory notes became an intercompany debt and the administrative services agreement with Partners Marketing was terminated.

Loans to Former Director

In February 2000 and March 2001, the Company loaned a founder and former director $2,000,000 and $469,492, respectively, to purchase the Company’s common stock. The loans were collateralized by the pledge of 200,000 and 26,828 shares of the Company’s common stock, respectively. Interest accrues on the unpaid principal at the lowest rate permitted by the Internal Revenue Code. The notes must be repaid with after-tax proceeds from the sale of the shares. The Company’s recourse in the event of default under the loans is limited to the pledged shares that secure the loans. During 2004, the notes were fully satisfied and all shares were paid for and outstanding.

Promissory Note

In April 2002, the Brenda Blythe Trust, a stockholder that holds more than 5% beneficial ownership, pledged 116,086 shares of NFP’s common stock to the Company pursuant to a pledge agreement. This stock was pledged as collateral to secure a promissory note delivered to the Company by Brown Bridgman Management Company, LLC and its principal in the amount of $2,321,718, which note represents overadvanced management fees. The settlor of the Brenda Blythe Trust is the principal of Brown Bridgman Management Company, LLC. The payment under the promissory note is due January 31, 2005. The Brenda Blythe Trust was the sole stockholder of a firm the Company acquired in 1999.

Repayment of Loans by Executive Officers and Directors

In December 2002, the Company’s chairman, president and chief executive officer repaid in full the principal and all accrued interest of a loan the Company made to her in March 2001. The loan was for $850,000 and enabled her to purchase 48,571 shares of NFP’s common stock. The loan was made on the same terms as the terms of the note described above under “Loans to Former Director.” During 2002, the note was fully satisfied and all shares were paid for and outstanding.

In December 2002, the Company’s executive vice president and chief financial officer also repaid in full the principal and all accrued interest of a loan the Company made to him in March 2001. The loan was for $400,000 and enabled him to purchase 22,857 shares of NFP’s common stock. This loan was made on the same terms as the terms of the note described above under “Loans to Former Director.” During 2002, the note was fully satisfied and all shares were paid for and outstanding.

Note 15    Acquisitions and Divestitures

During 2004, the Company acquired 19 firms that offer life insurance and wealth transfer, corporate and executive benefits and other financial services to high net-worth individuals and growing entrepreneurial companies. These acquisitions allowed NFP to expand into desirable geographic locations, further extend its presence in the insurance services industry and increased the volume of services currently provided.

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The purchase price, including direct costs, associated with acquisitions accounted for as purchases and the allocations thereof, are summarized as follows:

	For the years ended December 31,
(in thousands)	2004	2003	2002
Consideration:
Cash	$63,027	$50,658	$29,772
Common stock	35,595	23,515	26,239
Other	558	2,004	2,259

Totals	$99,180	$76,177	$58,270

Allocation of purchase price:
Net tangible assets	$9,111	$3,216	$4,072
Cost assigned to intangibles:
Book of business	21,809	19,366	14,357
Management contracts	40,502	29,845	22,528
Trade name	702	565	415
Goodwill	27,056	23,185	16,898

Totals	$99,180	$76,177	$58,270

The price per share of common stock paid by the Company in such acquisitions before the Company’s initial public offering was set by NFP’s Board of Directors taking into account various factors including current and expected future earnings of the Company and the valuations of the publicly traded stock of companies similar to the Company. Subsequent to its initial public offering, the price per share paid by the Company was based upon an average fair market value of the Company’s publicly traded common stock over a specified period of time prior to the closing date of the acquisition.

In connection with the 19 acquisitions, the Company has contingent obligations based upon the future earnings of the acquired entities that are not included in the purchase price that was recorded for these acquisitions at the date of acquisition. Future payments made under this arrangement will be recorded as an adjustment to purchase price when the contingencies are settled. As of December 31, 2004, the maximum amount of contingent obligations for the 19 firms, which is largely based on growth in earnings, was $100.9 million.

As of December 31, 2004 the Company has capitalized approximately $2.8 million, $3.1 million, and $6.4 million relating to contingent consideration for firms acquired in 2004, 2003 and 2002, respectively.

The following table summarizes the required disclosures of the unaudited pro forma combined entity, as if the acquisitions occurred at the beginning of the years in which they were acquired.

	For the years ended December 31,
(in thousands, except per share amounts)	2004	2003
Revenue	$655,218	$534,228
Income before income taxes	$77,902	$65,429
Net income	$43,619	$34,283
Earnings per share—basic	$1.29	$1.14
Earnings per share—diluted	$1.19	$1.01

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The unaudited pro forma results above have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred at January 1, 2004 and 2003, respectively, nor is it necessarily indicative of future operating results.

Divestitures with Principals

During 2002, the Company sold two subsidiaries, one in exchange for 50,000 shares of NFP’s common stock with a value of $0.9 million, the other for cash of $0.2 million and 40,000 shares of NFP’s common stock with a value of $0.7 million. During 2003, the Company sold three subsidiaries, one in exchange for 8,427 shares of NFP’s common stock with a value of $0.2 million, one in exchange for cash and property of $0.3 million and 20,807 shares of NFP’s common stock with a value of $0.5 million, and the other for cash of $0.3 million and 22,476 shares of NFP’s common stock with a value of $0.5 million. During 2004, the Company sold one subsidiary in exchange for cash of $0.1 million, a promissory note of $0.7 million, and 29,788 shares of NFP’s common stock with a value of $0.9 million. In 2003 and 2002, loss from the disposal of subsidiaries totaled $1.8 million and $0.3 million, respectively. In 2004, gain from disposal of subsidiaries was $0.1 million.

The price paid per share of common stock received by the Company in such dispositions was the same price per share at which stock was being issued at the same time for new acquisitions consummated by the Company and was agreed to by the buyer. Before the Company’s initial public offering, the price per share of stock was set by NFP’s Board of Directors taking into account various factors including current and expected future earnings of the Company and the valuations of the publicly traded stock of companies similar to the Company. Subsequent to the Company’s initial public offering, the price per share of stock received by the Company in such dispositions is based upon an average fair market value of the Company’s publicly traded common stock prior to the dispositions.

Note 16    Goodwill and other intangible assets

Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003 are as follows:

	For the years ended December 31,
(in thousands)	2004	2003
Balance as of January 1,	$218,002	$184,507
Goodwill acquired during the year, including goodwill acquired related to the deferred tax liability of $12,729 (2004) and $13,332 (2003)	39,785	36,528
Contingent consideration payments, firm disposals, firm restructures and other	25,810	2,634
Impairment of goodwill	(2,385)	(5,667)

Balance as of December 31,	$281,212	$218,002

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Acquired intangible assets

	As of December 31,
	2004		2003
(in thousands)	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortizing identified intangible assets:
Book of business	$118,427	$(38,310)	$96,811	$(27,258)
Management contracts	225,449	(35,997)	187,612	(27,499)

Total	$343,876	$(74,307)	$284,423	$(54,757)

Non-amortizing intangible assets:
Goodwill	$296,417	$(15,205)	$233,207	$(15,205)
Trade name	3,834	(196)	3,195	(196)

Total	$300,251	$(15,401)	$236,402	$(15,401)

The Company defines book of business as the acquired firm’s existing customer relationships that provide a significant source of income through recurring revenue over the course of the economic life of the relationships.

Aggregate amortization expense for amortizing intangible assets for the years ended December 31, 2004, 2003, and 2002 was $19.6 million, $16.5 million, and $13.3 million, respectively. Intangibles related to book of business and management contracts are being amortized over a 10-year period and a 25-year period, respectively. Estimated amortization expense for each of the next five years is $20.4 million per year. Estimated amortization expense for each of the next five years will change primarily as the Company continues to acquire firms.

Impairment of goodwill and intangible assets:

The Company evaluates its amortizing (long-lived assets) and non-amortizing intangible assets for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and SFAS No. 142, “Goodwill and Other Intangible Assets”, respectively.

In connection with its evaluation, management proactively looks for indicators of impairment. Indicators include, but are not limited to, sustained operating losses or a trend of poor operating performance and significant customer or revenue loss. If one or more indicators of impairment exist among any of the Company’s firms, the Company performs an evaluation to identify potential impairments. If an impairment is identified the Company measures and records the amount of impairment loss.

Impairments were identified among seven, five and three firms for the years ended December 31, 2004, 2003 and 2002, respectively. The Company compared the carrying value of each firm’s long-lived assets (book of business and management contract) to an estimate of their respective fair value. The fair value is based upon the amount at which the long-lived assets could be bought or sold in a current transaction between the Company and its principals, and/or the present value of the assets’ future cash flow. Based upon this analysis, the following impairments of amortizing intangible assets were recorded (in thousands):

	Impairment loss as of December 31,
	2004	2003	2002
Amortizing identified intangible assets:
Management Contract	$2,152	$4,158	$854
Book of Business	191	—	160

Total	$2,343	$4,158	$1,014

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For each firm’s non-amortizing intangible assets, the Company compared the carrying value of each firm to an estimate of its fair value. The fair value is based upon the amount at which the firm could be bought or sold in a current transaction between the Company and its principals, and/or the present value of the assets future cash flows. Based upon this analysis, the following impairments of non-amortizing intangible assets were recorded (in thousands):

	Impairment loss as of December 31,
	2004	2003	2002
Non-amortizing intangible assets:
Trade name	$63	$107	$12
Goodwill	2,385	5,667	796

Total	$2,448	$5,774	$808

The total impairment of goodwill and intangible assets recognized in the consolidated statements of income for the years ended December 31, 2004, 2003 and 2002, was $4.8 million, $9.9 million, and $1.8 million, respectively.

Both the process to look for indicators of impairment and the method to compute the amount of impairment incorporate quantitative data and qualitative criteria including new information that can dramatically change the decision about the valuation of an intangible asset in a very short period of time. The timing and amount of realized losses reported in earnings could vary if management’s conclusions were different.

Note 17    Non-cash transactions

The following are non-cash activities,

	For the years ending December 31,
(in thousands)	2004	2003	2002
Stock issued as consideration for acquisitions	$35,595	$23,515	$26,239
Stock issued for contingent consideration	8,923	1,566	3,799
Stock repurchased, note receivable and satisfaction of an accrued liability in connection with divestitures of acquired firms	947	1,348	1,704
Stock repurchased, note receivable and satisfaction of an accrued liability in exchange for the restructure of an firm	993	1,449	3,729
Stock repurchased to satisfy note receivable, due from principals and/or certain entities they own and other assets	310	4,146	—
Excess tax benefit from stock options exercised	2,242	406	—

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Note 18    Quarterly Financial Data (Unaudited)

The quarterly results of operations are summarized below:

(in thousands, except per share amounts)	December 31	September 30	June 30	March 31
2004
Commissions and fees revenue	$203,549	$153,304	$151,687	$130,932
Gross margin	44,419	34,414	34,848	26,745
Net income	11,984	11,139	10,158	6,861
Earnings per share:
Basic	$0.35	$0.33	$0.30	$0.21
Diluted	$0.32	$0.30	$0.28	$0.19

2003
Commissions and fees revenue	$139,998	$116,349	$114,522	$93,557
Gross margin	33,894	28,713	26,739	18,803
Net income	9,731	7,369	2,775	3,626
Earnings per share:
Basic	$0.30	$0.26	$0.10	$0.13
Diluted	$0.27	$0.24	$0.09	$0.12

Note 19    Subsequent events

Acquisitions

Subsequent to December 31, 2004 and through March 16, 2005, the Company acquired ten firms and signed a definitive agreement to acquire an eleventh. The Company agreed to pay aggregate acquisition consideration in a combination of $37.5 million in cash and the anticipated issuance of approximately 457,000 shares of common stock.

In addition, on March 9, 2005, the Company, Blue Sky Acquisition Corp., a direct wholly-owned subsidiary of the Company, and Highland Capital Holding Corporation (“Highland”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Blue Sky will merge with and into Highland (the “Merger”), with Highland continuing as the surviving corporation. Upon consummation of the Merger, the Company has agreed to pay up to $48.4 million in a combination of cash and Company common stock to the holders of Highland debt, preferred stock, options and common stock. The holders of Highland common stock may elect to receive Company common stock or a combination of Company common stock and cash. The value paid by the Company depends upon the elections of the holders of Highland common stock, as well as the price per share of the Company’s common stock as determined under the terms of the Merger Agreement. The transaction is subject to customary conditions and is expected to close in the second quarter of 2005.

Dividends

On February 17, 2005, the Company’s board of directors declared a $0.12 per share of common stock quarterly cash dividend. The dividend will be payable on April 7, 2005 to stockholders of record at the close of business on March 17, 2005.

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(in thousands, except per share amounts)

	(Unaudited) June 30, 2005	December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$51,210	$83,103
Cash, cash equivalents and securities purchased under resale agreements in premium trust accounts	54,024	53,692
Commissions, fees and premiums receivable, net	48,424	56,739
Due from principals and/or certain entities they own	14,160	7,130
Notes receivable, net	3,252	5,852
Deferred tax assets	4,684	6,968
Other current assets	9,383	16,207

Total current assets	185,137	229,691

Property and equipment, net	24,615	18,059
Deferred tax assets	21,639	17,937
Intangibles, net	343,370	273,207
Goodwill, net	353,618	281,212
Notes receivable, net	9,804	5,192
Other non-current assets	1,188	1,162

Total assets	$939,371	$826,460

LIABILITIES
Current liabilities:
Premiums payable to insurance carriers	$50,811	$51,043
Bank loan	75,000	—
Income taxes payable	5,407	11,301
Deferred tax liabilities	5,157	5,836
Due to principals and/or certain entities they own	31,268	45,328
Accounts payable	9,396	8,589
Dividends payable	4,264	4,104
Accrued liabilities	33,545	59,035

Total current liabilities	214,848	185,236

Deferred tax liabilities	104,869	86,623
Other non-current liabilities	15,097	8,329

Total liabilities	334,814	280,188

STOCKHOLDERS’ EQUITY

Preferred stock, $0.01 par value: Authorized 200,000 shares; none issued	—	—
Common stock, $0.10 par value: Authorized 60,000 shares; 36,868 and 35,303 issued and 35,477 and 34,206 outstanding, respectively	3,680	3,530
Additional paid-in capital	602,715	542,699
Common stock subscribed	48	68
Stock subscription receivable	(48)	(68)
Retained earnings	39,780	30,000
Treasury stock, 1,322 and 1,090 shares, respectively, at cost	(30,101)	(21,083)
Unearned stock-based compensation	(11,517)	(8,874)

Total stockholders’ equity	604,557	546,272

Total liabilities and stockholders’ equity	$939,371	$826,460

See accompanying notes to consolidated financial statements.

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited - in thousands, except per share amounts)

	Six Months Ended June 30,
	2005	2004
Revenue:
Commissions and fees	$365,380	$282,619

Cost of services:
Commissions and fees	100,962	79,278
Operating expenses	119,312	87,605
Management fees	67,399	54,143

Total cost of services	287,673	221,026

Gross margin	77,707	61,593

Corporate and other expenses:
General and administrative (excludes stock-based compensation)	22,210	15,617
Stock-based compensation	2,045	583
Amortization and depreciation	14,621	12,733
Impairment of goodwill and intangible assets	3,657	1,709
Loss (gain) on sale of subsidiaries	317	(145)

Total corporate and other expenses	42,850	30,497

Income from operations	34,857	31,096

Interest and other income	1,417	1,206

Interest and other expense	(3,443)	(1,006)

Net interest and other	(2,026)	200

Income before income taxes	32,831	31,296
Income tax expense	14,613	14,277

Net income	$18,218	$17,019

Earnings per share:

Basic	$0.52	$0.51

Diluted	$0.48	$0.47

Weighted average shares outstanding:
Basic	34,916	33,309

Diluted	37,836	36,358

See accompanying notes to consolidated financial statements.

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - in thousands)

	Six Months Ended June 30,
	2005	2004
Cash flow from operating activities:
Net income	$18,218	$17,019

Adjustments to reconcile net income to net cash provided by operating activities:
Deferred taxes	(2,563)	(3,066)
Stock-based compensation	2,045	583
Amortization of intangibles	11,074	9,411
Impairment of goodwill and intangible assets	3,657	1,709
Depreciation	3,547	3,322
Loss (gain) on disposal of subsidiaries	317	(145)
(Increase) decrease in operating assets:
Cash, cash equivalents and securities purchased under resale agreements in premium trust accounts	(332)	(14,241)
Commissions, fees and premiums receivable, net	8,315	7,771
Due from principals and/or certain entities they own	(7,836)	(3,758)
Notes receivable, net – current	(1,608)	(1,619)
Other current assets	6,824	688
Notes receivable, net – non-current	(4,612)	884
Other non-current assets	(636)	(62)
Increase (decrease) in operating liabilities:
Premiums payable to insurance carriers	(232)	13,149
Income taxes payable	(5,894)	3,579
Due to principals and/or certain entities they own	(14,060)	(5,131)
Accounts payable	807	(3,664)
Accrued liabilities	(19,447)	(3,676)
Other non-current liabilities	6,768	1,269

Total adjustments	(13,866)	7,003

Net cash provided by operating activities	4,352	24,022

Cash flow from investing activities:
Purchases of property and equipment, net	(10,103)	(4,254)
Payments for acquired firms and contingent consideration	(98,300)	(34,841)

Net cash used in investing activities	(108,403)	(39,095)

Cash flow from financing activities:
Repayments of bank loan	(130,200)	(33,000)
Proceeds from bank loan	205,200	33,000
Capital contributions	20	—
Proceeds from exercise of stock options, including tax benefit	5,415	4,205
Proceeds from issuance of common stock	—	1,356
Dividends paid	(8,277)	(6,672)

Net cash provided by (used in) financing activities	72,158	(1,111)

Net decrease in cash and cash equivalents	(31,893)	(16,184)

Cash and cash equivalents, beginning of the period	83,103	71,244

Cash and cash equivalents, end of the period	$51,210	$55,060

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$24,911	$15,581

Cash paid for interest	$1,529	$145

Non-cash transactions:
See Note 8

See accompanying notes to consolidated financial statements.

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2005 and 2004

Note 1 - Nature of Operations

National Financial Partners Corp. (“NFP”), a Delaware corporation, was formed on August 27, 1998, and commenced operations on January 1, 1999. The principal business of National Financial Partners Corp. and its Subsidiaries (the “Company”) is the acquisition and management of operating companies which form a national distribution network that offers financial services, including life insurance and wealth transfer, corporate and executive benefits and financial planning and investment advisory services to the high net worth and entrepreneurial corporate markets. As of June 30, 2005, the Company operates a national distribution network with over 160 owned firms and over 210 affiliated firms.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The unaudited interim consolidated financial statements of the Company included herein have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial information and with Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation of financial position, results of operations and cash flows of the Company for the interim periods presented and are not necessarily indicative of a full year’s results.

All material intercompany balances and transactions have been eliminated. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2004, included in NFP’s Annual Report on Form 10-K for the year ended December 31, 2004 filed March 16, 2005.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Stock-Based Compensation

The Company is authorized under the Amended and Restated 1998, 2000 and 2002 Stock Incentive Plans (the “fixed plans”), and the 2000 and 2002 Stock Incentive Plans for Principals and Managers to grant options, stock appreciation rights, restricted stock, restricted stock units and performance units to officers, employees, principals and/or certain entities they own, independent contractors, consultants, non-employee directors and certain advisory board members.

Prior to January 1, 2003, the Company accounted for awards (stock options) issued in connection with those plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations. Stock-based employee compensation costs included in net income for periods prior to January 1, 2003 reflected stock options granted under those plans that had an exercise price less than the market value of the underlying common stock on the date of grant. Effective January 1, 2003, the Company adopted the fair value recognition provisions of Statement of Financial Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), in accordance with SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS 148”), and adopted the prospective method for transition. Awards granted under the Company’s plans vest over periods of up to five years. Therefore, the cost related to stock-based compensation included in the determination of net income as of June 30, 2005 and 2004 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS 123.

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

June 30, 2005 and 2004

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period:

	Six Months Ended June 30,
(in thousands, except per share amounts)	2005	2004
Net income, as reported	$18,218	$17,019
Add stock-based employee compensation expense included in reported net income, net of tax	8	34
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(239)	(481)

Pro forma net income	$17,987	$16,572

Earnings per share:

Basic – as reported	$0.52	$0.51

Basic – pro forma	$0.52	$0.50

Diluted – as reported	$0.48	$0.47

Diluted – pro forma	$0.48	$0.46

Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised), “Share-Based Payment” (“SFAS 123R”). SFAS 123R eliminates the intrinsic value method under APB 25 as an alternative method of accounting for stock-based awards. SFAS 123R also revises the value-based method of accounting for share-based payment liabilities, forfeitures and modifications of stock–based awards and clarifies SFAS 123’s guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. In addition, SFAS 123R amends SFAS No. 95, “Statement of Cash Flows”, to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid, which is included within operating cash flows. In April 2005, the Securities and Exchange Commission amended the required adoption date of SFAS 123R, which is effective for public companies at the beginning of the next fiscal year instead of the first interim or annual period beginning after June 15, 2005. Thus, the Company is required to adopt SFAS 123R no later than January 1, 2006. Had the Company adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share as shown above.

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

June 30, 2005 and 2004

Note 3 - Earnings Per Share

The computations of basic and diluted earnings per share are as follows:

	Six Months Ended June 30,
(in thousands, except per share amounts)	2005	2004
Basic:
Net income	$18,218	$17,019

Average shares outstanding	34,916	33,308
Contingent consideration	—	1

Total	34,916	33,309

Basic earnings per share	$0.52	$0.51

Diluted:
Net income	$18,218	$17,019

Average shares outstanding	34,916	33,308

Stock held in escrow and stock subscriptions	69	66
Contingent consideration	21	187
Stock options	2,830	2,797

Total	37,836	36,358

Diluted earnings per share	$0.48	$0.47

Note 4 - Acquisitions

During the six months ended June 30, 2005, the Company acquired 19 firms that offer life insurance and wealth transfer, corporate and executive benefits and other financial services to high net worth individuals and growing entrepreneurial companies. These acquisitions allowed NFP to expand into desirable geographic locations, further extend its presence in the insurance services industry and increase the volume of services currently provided.

The purchase price associated with acquisitions accounted for as purchases, including direct costs, and the allocations thereof are summarized as follows:

	Six Months Ended June 30,
(in thousands)	2005	2004
Consideration:
Cash	$92,077	$41,994
Common stock	37,758	27,928
Other	5,076	189

Totals	$134,911	$70,111

Allocation of purchase price:
Net tangible assets	$56	$8,503
Cost assigned to intangibles:
Book of business	9,088	12,262
Management contract	56,060	31,573
Trade name	4,279	490
Institutional customer relationships	15,700	—
Goodwill	49,728	17,283

Totals	$134,911	$70,111

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

June 30, 2005 and 2004

The price per share paid by the Company was based upon an average fair market value of the Company’s publicly traded common stock over a specified period of time prior to the closing date of the acquisition.

In connection with the 19 acquisitions, the Company has contingent obligations based upon the future earnings of the acquired entities that are not included in the purchase price that was recorded for these acquisitions at the effective date of acquisition. Future payments made under this arrangement will be recorded as an adjustment to purchase price if the contingencies are satisfied. As of June 30, 2005, the maximum amount of contingent obligations for the 19 firms, which is largely based on growth in earnings, was $103.2 million.

As of June 30, 2005, the Company has not capitalized any amounts relating to contingent consideration for firms acquired in the six months ended June 30, 2005, and has capitalized approximately $4.6 for firms acquired in 2004.

The following table summarizes the required disclosures of the pro forma combined entity, as if these acquisitions occurred at January 1, 2005 and 2004, respectively:

	Six Months Ended June 30,
(in thousands, except per share amounts)	2005	2004
Revenue	$389,265	$349,383
Income before taxes	$30,790	$39,702
Net income	$17,085	$21,592
Earnings per share – basic	$0.49	$0.63
Earnings per share – diluted	$0.45	$0.58

The pro forma results above have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred at January 1, 2005 and 2004, respectively, nor is it necessarily indicative of future operating results.

Note 5 - Goodwill and Other Intangible Assets

Goodwill:

The changes in the carrying amount of goodwill for the six months ended June 30, 2005 are as follows:

(in thousands)	2005
Balance as of January 1,	$281,212
Goodwill acquired during the year, including goodwill acquired related to the deferred tax liability of $19,784	69,512
Contingent consideration payments, firm disposals, firm restructures and other	4,542
Impairment of goodwill	(1,648)

Balance as of June 30,	$353,618

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

June 30, 2005 and 2004

Acquired intangible assets:

	As of June 30, 2005		As of December 31, 2004
(in thousands)	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortizing identified intangible assets:
Book of business	$123,649	$(41,862)	$118,427	$(38,310)
Management contract	272,843	(34,740)	225,449	(35,997)
Institutional customer relationships	15,700	(93)	—	—

Total	$412,192	$(76,695)	$343,876	$(74,307)

Non-amortizing intangible assets:
Goodwill	$368,814	$(15,196)	$296,417	$(15,205)
Trade name	8,069	(196)	3,834	(196)

Total	$376,883	$(15,392)	$300,251	$(15,401)

In connection with its acquisition of Highland Capital Holding Corporation, the Company recognized institutional customer relationships as a new intangible asset for the period ended June 30, 2005. Institutional customer relationships consist of relationships with institutions such as banks, wire houses, regional broker dealers and CPA networks. The value of the asset is derived from recurring income generated from customers in place at the time of the acquisition, net of an allocation of expenses and is assumed to decrease over the life of the asset due to attrition of the acquired customer base. Institutional customer relationships was valued at $15.7 million at the time of the acquisition at April 1, 2005 and will be amortized using the straight-line method over an 18-year period.

Aggregate amortization expense for intangible assets subject to amortization for the six months ended June 30, 2005 was $11.1 million. Intangibles related to book of business, management contract and institutional customer relationships are being amortized over a 10-year, 25-year, and 18-year period, respectively. Estimated amortization expense for each of the next five years is $22.8 million per year, based on the Company’s acquisitions as of June 30, 2005. Estimated amortization expense for each of the next five years is expected to increase primarily as a result of the Company’s ongoing acquisition of firms and related increase in amortizing intangible assets.

Impairment of goodwill and intangible assets:

The Company evaluates its amortizing (long-lived assets) and non-amortizing intangible assets for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), respectively.

In connection with its evaluation, management proactively looks for indicators of impairment. Indicators include, but are not limited to, sustained operating losses or a trend of poor operating performance and significant customer or revenue loss. If one or more indicators of impairment exist among any of the Company’s firms, the Company performs an evaluation to identify potential impairments. If an impairment is identified, the Company measures and records the amount of impairment loss.

Impairments were identified among six and four firms in the six months ended June 30, 2005 and 2004, respectively. The Company compared the carrying value of each firm’s long-lived assets (book of business, management contract and institutional customer relationships) to an estimate of their respective fair values. The

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

June 30, 2005 and 2004

fair value is based upon the amount at which the long-lived assets could be bought or sold in a current transaction between the Company and its principals, and/or the present value of the assets’ future cash flow. Based upon this analysis, the following impairments of amortizing intangible assets were recorded (in thousands):

Impairment loss as of June 30, 2005
Amortizing identified intangible assets:
Management Contract	$1,168
Book of Business	797

Total	$1,965

For each firm’s non-amortizing intangible assets, the Company compared the carrying value of each firm to an estimate of its fair value. The fair value is based upon the amount at which the firm could be bought or sold in a current transaction between the Company and its principals, and/or the present value of the assets future cash flows. Based upon this analysis, the following impairments of non-amortizing intangible assets were recorded (in thousands):

Impairment loss as of June 30, 2005
Non-amortizing identified intangible assets:
Trade name	$44
Goodwill	1,648

Total	$1,692

The total impairment of goodwill and intangible assets recognized in the consolidated statements of income was $3.7 million and $1.7 million for the periods ended June 30, 2005 and 2004, respectively.

Both the process to look for indicators of impairment and the method to compute the amount of impairment incorporate quantitative data and qualitative criteria including new information that can dramatically change the decision about the valuation of an intangible asset in a very short period of time. The timing and amount of losses reported in earnings could vary if the type of or weighting of attributes to such qualitative or quantitative data were different.

Note 6 – Borrowings

The Company’s bank loan was structured as a revolving credit facility and was due on September 14, 2005 unless the Company elected to convert the credit facility to a term loan, at which time it would have amortized over one year, with a principal payment due on March 14, 2006 and with a final maturity on September 14, 2006. In June 2005, the Company entered into a new credit facility and terminated its bank loan.

On June 15, 2005, the Company entered into a new $175 million credit facility with JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., successor by merger to Fleet National Bank, as syndication agent, and a syndicate of lenders. This new credit facility replaced the Company’s previous $90 million credit facility and will be used to finance acquisitions and fund general corporate purposes.

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

June 30, 2005 and 2004

Borrowings under the Company’s credit facility bear interest, at the Company’s election, at a rate per annum equal to (i) at any time when its consolidated leverage ratio is greater than or equal to 1.5 to 1, the ABR plus 0.5% or the Eurodollar Rate plus 1.5% and (ii) at any time when its consolidated leverage ratio is less than 1.5 to 1, the ABR plus 0.25% or the Eurodollar Rate plus 1.25%. As used in the credit agreement, “ABR” means, for any day, the greater of (i) the rate of interest per annum publicly announced by JPMorgan Chase Bank, N.A. as its prime rate in effect for such day at its principal office in New York City, and (ii) the federal funds effective rate in effect on such day plus 0.5%.

The Company’s facility is structured as a revolving credit facility and is due on June 15, 2008, unless the Company elects to convert the credit facility to a term loan, in which case it will amortize over one year, with a principal payment due on December 15, 2008 and a final maturity on June 15, 2009. The Company’s obligations under the credit facility are collateralized by all of its and its subsidiaries’ assets. Up to $10 million of the credit facility is available for the issuance of letters of credit. The credit facility contains various customary restrictive covenants that prohibit the Company and its subsidiaries from, subject to various exceptions and among other things, (i) incurring additional indebtedness or guarantees, (ii) creating liens or other encumbrances on property or granting negative pledges, (iii) entering into a merger or similar transaction, (iv) selling or transferring certain property, (v) declaring dividends or making other restricted payments and (vi) making investments. In addition to the foregoing, the credit facility contains financial covenants requiring the Company to maintain a minimum interest coverage ratio and a maximum consolidated leverage ratio. As of June 30, 2005, management believes that the Company was in compliance with all covenants under the facility.

As of June 30, 2005 the combined year to date weighted average interest rate for the Company for both credit facilities was 6.28%. The weighted average of the previous credit facility for the prior year period was 5%.

Note 7 – Stockholders’ Equity

The changes in stockholders’ equity during the six months ended June 30, 2005 is summarized as follows (in thousands):

	Par Value	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Unearned Stock-based Compensation	Total
Balance at December 31, 2004	$3,530	$542,699	$30,000	$(21,083)	$(8,874)	$546,272
Common stock issued for:
Acquisitions	98	37,660	—	—	—	37,758
Contingent consideration	18	6,074	—	—	—	6,092
Other	11	4,157	—	—	—	4,168
Common stock repurchased	—	—	—	(9,018)	—	(9,018)
Stock-based awards outstanding	—	6,713	—	—	(2,643)	4,070
Stock options exercised, including tax benefit	23	5,392	—	—	—	5,415
Cash dividends declared	—	—	(8,438)	—	—	(8,438)
Other	—	20	—	—	—	20
Net income	—	—	18,218	—	—	18,218

Balance at June 30, 2005	$3,680	$602,715	$39,780	$(30,101)	$(11,517)	$604,557

Stock incentive plans

During the six months ended June 30, 2005, the Company granted 111,807 restricted stock units to employees related to stock incentive plans, with an aggregate fair value of $4.2 million which are subject to

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

June 30, 2005 and 2004

vesting periods of 1 to 10 years from the date of grant. For the six months ended June 30, 2005, the Company recognized $0.6 million in stock-based compensation in the consolidated statements of income related to these grants. During the six months ended June 30, 2004, the Company did not grant any restricted stock units.

During the six months ended June 30, 2005, the Company granted 21,500 non-qualified stock options related to stock incentive plans, with a weighted average strike price of $32.86 per share. The weighted average fair value of the non-qualified stock options granted during the six months ended June 30, 2005 was $13.99. The non-qualified stock options granted during the six months ended June 30, 2005 are subject to a vesting period from 0 to 3 years from the date of grant. For the six months ended June 30, 2005, the Company recognized approximately $0.1 million in stock-based compensation in the consolidated statements of income related to these grants.

During the six months ended June 30, 2004, the Company granted 96,000 non-qualified stock options related to stock incentive plans, with a weighted average strike price of $30.12 per share. The weighted average fair value of the non-qualified stock options granted during the six months ended June 30, 2005 was $8.16. The non-qualified stock options granted during the six months ended June 30, 2004 are subject to a vesting period from 0 to 5 years. For the six months ended June 30, 2004, the Company recognized $0.2 million in stock-based compensation in the consolidated statements of income related to these grants.

In connection with one of its ongoing incentive programs the Company permits firm principals to elect to receive a portion of their incentive earnings in restricted stock units. During the six months ended June 30, 2005 the Company granted 53,711 restricted stock units, with an aggregate fair value of $2.2 million, related to incentive compensation earned and expensed in 2004. These restricted stock units are fully vested and subject to certain liquidity restrictions.

Note 8 – Non-Cash Transactions

The following non-cash transactions occurred during the periods indicated (in thousands):

	Six Months Ended June 30,
	2005	2004
Stock issued as consideration for acquisitions	$37,758	$27,832
Stock issued for contingent consideration and other	10,260	3,151
Stock repurchased, note receivable and satisfaction of an accrued liability in exchange for partial release of an acquired firm	6,010	947
Stock repurchased in exchange for satisfaction of a note receivable and/or due from principal/and or certain entities they own	1,948	1,073
Stock repurchased in connection with divestitures of acquired firms	1,060	—
Net tax benefit from stock options exercised	1,839	1,220

Note 9 – Commitments and Contingencies

Legal matters

In the ordinary course of business, the Company is involved in lawsuits and other claims. Management considers these lawsuits and claims to be without merit and the Company is defending them vigorously. Management believes that the resolution of these lawsuits or claims will not have a material adverse impact on

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

June 30, 2005 and 2004

the Company’s consolidated financial position. In addition, the sellers of firms to the Company typically indemnify the Company for loss or liability resulting from acts or omissions occurring prior to the acquisition, whether or not the sellers were aware of these acts or omissions. Several of the existing lawsuits and claims have triggered these indemnity obligations.

Additionally, the Company, along with over twenty other unrelated insurance brokers and insurers, were named as a defendant in three putative class actions filed by alleged policyholders in various federal courts. These actions have been consolidated in the District of the State of New Jersey and assert, on behalf of a class of persons who purchased insurance through the broker defendants, claims arising from the types of conduct alleged in the New York Attorney General’s civil complaint against Marsh Inc. and Marsh & McLennan Companies, Inc., primarily relating to bid rigging. The Company disputes the allegations in the consolidated action and intends to defend the action vigorously. Additional complaints may be filed against us in various courts alleging claims arising from the types of conduct alleged in the New York Attorney General’s complaint or related matters.

It is possible that additional lawsuits will be filed against the Company. The Company’s ultimate liability, if any, in connection with the pending and possible future lawsuits is uncertain and subject to contingencies that are not yet known.

Contingent consideration arrangements

The maximum contingent payment which could be payable as purchase consideration and employee compensation based on commitments outstanding as of June 30, 2005 consists of the following:

(in thousands)	2005	2006	2007	2008
Purchase Consideration	$61,553	$67,313	$93,775	$19,850
Employee Compensation	813	—	—	—

Total	$62,366	$67,313	$93,775	$19,850

Note 10 – Subsequent Events

Subsequent to June 30, 2005 and through August 4, 2005, the Company completed four direct acquisitions and one subacquisition. The consideration for the four direct acquisitions includes $15.9 million in cash and the issuance of approximately 181,000 shares of NFP common stock. The Company’s share of the subacquisition’s purchase price was approximately $0.3 million in cash.

6,395,151 Shares

National Financial Partners Corp.

Common Stock

PROSPECTUS

Merrill Lynch & Co.

Goldman, Sachs & Co.

JPMorgan

UBS Investment Bank

Keefe, Bruyette & Woods

CIBC World Markets

Cochran, Caronia & Co.

Fox-Pitt, Kelton

Sandler O’Neill & Partners, L.P.

Wachovia Securities

August 17, 2005